     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 22, 1999



                                                      REGISTRATION NO. 333-72317

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          STATIA TERMINALS GROUP N.V.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        NETHERLANDS ANTILLES                          4226                               52-2003016
  (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)               IDENTIFICATION NO.)

                            ------------------------

                              TUMBLEDOWN DICK BAY
                      ST. EUSTATIUS, NETHERLANDS ANTILLES
                                (011) 5993-82300
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                             CT CORPORATION SYSTEM
                                 1633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 664-1666
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

         JACK R. PINE, ESQ.                  JOHN W. ERICKSON, ESQ.              MICHAEL ROSENWASSER, ESQ.
       STATIA TERMINALS, INC.                  WHITE & CASE LLP                    ANDREWS & KURTH L.L.P.
  801 WARRENVILLE ROAD, SUITE 200         1155 AVENUE OF THE AMERICAS           805 THIRD AVENUE, 7TH FLOOR
     LISLE, ILLINOIS 60532-1376          NEW YORK, NEW YORK 10036-2787            NEW YORK, NEW YORK 10022
          (630) 435-9540                        (212) 819-8200                        (212) 850-2816

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the shares being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED MARCH [    ], 1999


                               7,600,000 SHARES

                                [STATIA LOGO]

                         STATIA TERMINALS GROUP N.V.
                                COMMON SHARES

                            ------------------------

 STATIA TERMINALS GROUP N.V. IS OFFERING 7,600,000 COMMON SHARES. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR COMMON
         SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE
             WILL BE BETWEEN $19.50 AND $20.50 PER COMMON SHARE.


COMMON SHARES ARE ENTITLED TO RECEIVE QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH
  OF $0.45 PER QUARTER BEFORE ANY DISTRIBUTIONS ARE PAID ON THE SUBORDINATED
                SHARES. THIS PRIORITY IS EXPECTED TO CONTINUE
                        UNTIL AT LEAST JUNE 30, 2004.


                            ------------------------

 WE HAVE APPLIED TO LIST THE COMMON SHARES ON THE NEW YORK STOCK EXCHANGE UNDER
                               THE SYMBOL "STV".

                            ------------------------


                 INVESTING IN THE COMMON SHARES INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.


                            ------------------------

                             PRICE $       A SHARE

                            ------------------------

                                                                   UNDERWRITING
                                                 PRICE TO         DISCOUNTS AND     PROCEEDS TO
                                                  PUBLIC           COMMISSIONS        COMPANY
                                              --------------      --------------    ------------
Per Common Share...................             $                   $                $
Total..............................             $                   $                $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Statia Terminals Group N.V. has granted the underwriters the right to purchase up to an additional 760,000 common shares to cover over-allotments. The underwriters expect the common shares will be ready for delivery in New York,
New York on or about        , 1999.

                            ------------------------

                           JOINT BOOKRUNNING MANAGERS


BEAR, STEARNS & CO. INC.                              MORGAN STANLEY DEAN WITTER

                            ------------------------

PRUDENTIAL SECURITIES                                DAIN RAUSCHER WESSELS
                                                  A DIVISION OF DAIN RAUSCHER
                                                          INCORPORATED

             , 1999

                                [STATIA LOGO]

                                [MAP GRAPHIC]


     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common shares.

     Until        , 1999 (25 days after the date of this prospectus), all
dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               TABLE OF CONTENTS


                                                                                                             PAGE
                                                                                                            ------
Prospectus Summary.......................................................................................        1
  The Company............................................................................................        1
  Business Strategy......................................................................................        2
  The Offering...........................................................................................        3
  Summary Historical and Pro Forma Combined Financial Data...............................................        5
  Forward-Looking Statements.............................................................................        6
Risk Factors.............................................................................................        7
  Risks Inherent in the Common Shares....................................................................        7
  Risks Inherent in Our Business.........................................................................       11
The Restructuring........................................................................................       14
Use of Proceeds..........................................................................................       16
Capitalization...........................................................................................       17
Dilution.................................................................................................       18
Cash Distribution Policy.................................................................................       19
  Quarterly Distributions of Available Cash..............................................................       19
  Distributions from Operating Surplus During Subordination Period.......................................       19
  Distributions from Operating Surplus After Subordination Period........................................       20
  Operating Surplus and Interim Capital Transactions.....................................................       20
  Restrictions on Distributions of Available Cash........................................................       21
  Subordination Period; Conversion of Subordinated Shares................................................       21
  Deferral of Distributions on Subordinated Shares.......................................................       22
  Incentive Distributions................................................................................       23
  Distributions from Interim Capital Transactions........................................................       23
  Adjustment of Minimum Quarterly Distribution and Target Distribution Levels............................       24
  Distribution of Cash upon Liquidation..................................................................       24
Cash Available for Distributions.........................................................................       26
  Available Cash from Operating Surplus..................................................................       26
  Restrictions Imposed by Netherlands Antilles Law.......................................................       27
  Restrictions Imposed by Indenture......................................................................       27
Unaudited Pro Forma Consolidated Condensed Financial Statements..........................................       29
Selected Consolidated Financial Data.....................................................................       33
Management's Discussion and Analysis of Financial Condition and Results of Operations....................       35
  Overview of Operations.................................................................................       35
  Results of Operations..................................................................................       37
  Year Ended December 31, 1998 Compared with Year Ended December 31, 1997................................       38
  Year Ended December 31, 1997 Compared with Year Ended December 31, 1996................................       39
  Selected Quarterly Financial Information...............................................................       40
  Liquidity and Capital Resources--Subsequent to the Castle Harlan Acquisition...........................       41
  Liquidity and Capital Resources--Prior to the Castle Harlan Acquisition................................       42
  Capital Expenditures...................................................................................       42
  Environmental, Health and Safety Matters...............................................................       43
  Information Technology and the Year 2000...............................................................       45
  Political, Inflation, Currency and Interest Rate Risks.................................................       46
  Tax Matters............................................................................................       46
  Legal Proceedings......................................................................................       46
  Insurance..............................................................................................       47
  Accounting Standards and Policies......................................................................       47
  Other Matters..........................................................................................       47
  Quantitative and Qualitative Disclosures About Market Risk.............................................       48
Industry.................................................................................................       49
  Terminaling............................................................................................       49
  Bulk Cargo Movement....................................................................................       50
  Blending...............................................................................................       51
  Processing.............................................................................................       51
  Seasonal and Opportunity Storage.......................................................................       51

                                                                                                             PAGE
                                                                                                            ------
  Bunker Sales...........................................................................................       52
Business.................................................................................................       54
  Introduction and History...............................................................................       54
  Competitive Strengths..................................................................................       55
  Business Strategy......................................................................................       56
  Services and Products..................................................................................       57
  Pricing................................................................................................       58
  Information by Location................................................................................       59
  Competition............................................................................................       61
  Customers..............................................................................................       63
  Suppliers..............................................................................................       64
  Environmental, Health and Safety Matters...............................................................       64
  Employees..............................................................................................       65
  Legal Proceedings......................................................................................       66
  Insurance..............................................................................................       66
Management...............................................................................................       67
  Directors and Executive Officers.......................................................................       67
  Executive Compensation.................................................................................       70
  Stock Option Plan......................................................................................       73
  Share Option Plan......................................................................................       73
  Stockholder Loans......................................................................................       73
  Employment Agreements..................................................................................       74
  Special Management Bonus...............................................................................       74
Security Ownership.......................................................................................       75
Certain Relationships and Related Transactions...........................................................       76
  Sale of Brownsville Terminal...........................................................................       76
  Management Agreement...................................................................................       76
  Consulting Agreement...................................................................................       76
  Stockholders' Agreements...............................................................................       76
  Loans to Management....................................................................................       76
  Board of Directors.....................................................................................       77
Description of Common Shares.............................................................................       78
  General................................................................................................       78
  Distributions and Distributions Upon Liquidation.......................................................       78
  Voting Rights..........................................................................................       78
  Issuance of Additional Shares..........................................................................       79
  Transfer Agent and Registrar...........................................................................       79
  Restrictions on Ownership and Transfer.................................................................       79
Description of the Subordinated Shares...................................................................       83
  Conversion of Subordinated Shares......................................................................       83
  Distributions upon Liquidation.........................................................................       83
Shares Eligible for Future Sale..........................................................................       84
Taxation.................................................................................................       85
  Netherlands Antilles Taxation..........................................................................       85
  U.S. Federal Income Taxation...........................................................................       85
Plan of Distribution.....................................................................................       89
Experts..................................................................................................       91
Legal Matters............................................................................................       91
Enforcement of Certain Civil Liabilities.................................................................       91
Available Information....................................................................................       91
Glossary of Offering Terms...............................................................................      A-1
Pro Forma Available Cash from Operating Surplus..........................................................      B-1
Index to Financial Statements............................................................................      F-1

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in the common shares. You should read the entire prospectus carefully, including the financial statements and the notes to those statements.



     The following should help you understand some of the conventions and defined terms used throughout this prospectus:



     o Frequently in this prospectus, we refer to ourselves, Statia Terminals Group N.V., as "we" or "us." Generally we refer to ourselves as "we" or "us" when discussing our operations. As the context requires, references to "we" and "us" include all of our subsidiaries, including Statia Terminals International N.V.



     o For ease of reference, a glossary of certain terms used in this prospectus and useful in understanding the common shares we are offering in this prospectus is included as Appendix A to this prospectus.



     o Unless we state otherwise, the information in this prospectus assumes that the underwriters' over-allotment option is not exercised.



     o Unless we state otherwise, all references in this prospectus to "$" or "dollars" are to United States dollars.




                                  THE COMPANY



     We believe we are one of the five largest independent marine terminaling companies in the world as measured in terms of storage capacity. We believe we are the largest independent marine terminal operator handling crude oil imported into the Eastern U.S. Our two terminals are strategically located at points of minimal deviation from major petroleum shipping routes. We provide services to many of the world's largest producers of crude oil, integrated oil companies, oil traders, refiners, petrochemical companies and ship owners. These customers include Saudi Aramco and Tosco. Our customers transfer their products to our facilities for subsequent transfer to vessels destined for the Americas and Europe in a process known as "transshipment".



     We own and operate a facility on the island of St. Eustatius, Netherlands Antilles, and a facility at Point Tupper, Nova Scotia, Canada. At Point Tupper, we operate the deepest independent ice-free marine terminal on the North American Atlantic coast. Both of our facilities can accommodate substantially all of the world's largest fully-laden very-large and ultra-large crude carriers. Our facilities are qualified to allow us and our customers to transship products to other destinations with minimal Netherlands Antilles or Canadian tax effects. In addition to storage, we also provide related services, including supplying fuel to marine vessels for their own engines, in a process known as "bunkering," crude oil and petroleum product blending and processing, and emergency and spill response.


     We have built or renovated 80% of our tank capacity and related facilities over the last eight years. Since 1990, we have tripled our storage capacity at St. Eustatius and added an offshore single point mooring buoy with loading and unloading capabilities. During the period from 1992 through 1994, we converted and renovated a former refinery site into an independent storage terminal at Point Tupper. At the end of 1998, our tank capacity was 18.7 million barrels.


     Our earnings before interest, income taxes, depreciation and amortization (EBITDA) have increased from $20.3 million in 1996 to $22.5 million in 1997 and to $30.1 million in 1998. During 1996, 1997 and 1998, our cash flows from operations were $11.3 million, $9.8 million and $18.2 million, respectively. During these same years we experienced net losses of $3.2 million, $8.4 million and $1.5 million, respectively. However, on a pro forma basis for 1998 our EBITDA and net income were $31.2 million and $9.7 million, respectively. EBITDA is presented to provide additional information related to our ability to service debts and is not an alternative measure of operating results or cash flow from operations.



     The marine petroleum terminaling industry is primarily engaged in bulk storage and transshipment of crude oil and petroleum products.

Demand for our terminaling services depends on the amount of crude oil and petroleum products imported into the U.S. The U.S. Department of Energy projects that the import requirements of crude oil and refined petroleum products into the U.S. will increase at an annual compounded rate of 4.3% from 1998 through 2003.



     Due to significant economies of scale, crude oil is shipped from the Middle East, North Sea and West Africa in very-large and ultra-large crude carriers. These vessels, however, are too large to deliver their cargo directly to many ports, including virtually all U.S. ports. Therefore, most petroleum companies shipping by these vessels transfer their liquid cargo to smaller vessels, usually while at sea, a process known as "lightering," or transship their cargo through a terminal to other smaller vessels. While the direct costs of transshipment service provided by terminals is typically more expensive than lightering, terminals offer several advantages over lightering, such as:


o reduced risk of environmental damage,

o less dependence on weather conditions,

o increased scheduling certainty,

o ability to access value-added terminal services, and

o ability to store products close to the market.


     Since November 1996, Castle Harlan Partners II L.P. and certain of its affiliates have owned the majority of our outstanding voting shares.



     Our principal executive offices are located at Tumbledown Dick Bay, St. Eustatius, Netherlands Antilles, and our telephone number is (011) 5993-82300.


                              BUSINESS STRATEGY


     Our business strategy is to manage our operations so we can generate stable cash flow and make the minimum quarterly distribution on all of the common and subordinated shares and to increase our asset values. We intend to pursue this strategy by:



     o Developing Strategic Relationships. To maximize recurring revenues generated by charges for storage and based on the flow, or throughput, of product, we generally target customers who have a continuing need to store crude oil and petroleum products to supply a specific demand, such as a refinery or other downstream distribution to consumers.



     o Generating Stable Cash Flow Through Long Term Contracts.   We have
generally entered into long term storage contracts with the customers with whom we have established strategic relationships. These contracts generally have terms of one to five years plus, in most cases, renewal options.


     o Emphasizing Customer Confidentiality. In contrast to many of our competitors, we do not compete with our customers in the business of trading crude oil and petroleum products. We believe that, in general, our customers prefer to do business with providers of services who are not competitors in order to maintain the confidentiality of important business data.

     o Capitalizing on a Wide Range of Value-Added Services. We seek to further differentiate ourselves from our competitors and to increase revenues through our comprehensive range of terminaling-related services which include:

     o bunkering,

     o crude oil and petroleum product blending and processing,

     o bulk product sales, and

     o various ship services.


     o Developing Opportunities at our Point Tupper Facility. We are seeking to attract additional business from customers in the North Sea and from the emerging production areas located in Eastern Canada. Due to this initiative, we plan to build new storage facilities at Point Tupper as the demand increases.



     o Expanding Our Bunkering Operations. We seek to expand our business in Eastern Canada by capitalizing on our reputation for consistently maintaining a supply of quality marine fuels and lubricants for delivery to bunkering customers.


     o Strategic Acquisitions. From time to time we will consider opportunities to acquire other marine terminals and related businesses.


     Industry conditions and competition may make it difficult for us to implement our business strategy. Even if industry conditions and competition permit us to pursue expansion at our Point Tupper facility or of our bunkering operations, those improvements could require substantial additional financing that may not be available on acceptable terms or at all.

                                  THE OFFERING


Securities that we are offering you.......  7,600,000 common shares

Shares to be outstanding after this
  offering................................  7,600,000 common shares and 3,800,000 subordinated shares. In addition, 38,000 incentive rights will be outstanding.

Distributions of available cash...........  o Common shares are entitled, to the extent there is sufficient available cash, to at least a minimum quarterly distribution of
                                              $0.45 per share, or $1.80 per share on a yearly basis, before we make any distributions on subordinated shares.

                                            o "Available cash" for any quarter will consist generally of all cash on hand at the end of that quarter, as adjusted for reserves. We have discretion in establishing reserves. Further, Netherlands
                                              Antilles law as well as our debt instruments may limit the amount of available cash.

                                            o In general we will make distributions in the following priorities:

                                                 First, to the common shares until each has received $0.45 per quarter plus any arrearages from prior quarters.

                                                 Second, to the subordinated shares until each has received $0.45 per quarter. Subordinated shares do not accrue distribution arrearages.

                                            o We will adjust the minimum quarterly distribution for the period from the closing of this offering through June 30, 1999 based on the actual length of that period.

Deferral of distributions on subordinated
  shares..................................  We will defer making the first $6.8 million of distributions that would have otherwise been made on the subordinated shares until we meet financial tests. This $6.8 million amount is equal to one year of minimum quarterly distributions on the subordinated shares.

Timing of distributions...................  In general, we will distribute available cash approximately 45 days after each March 31, June 30, September 30 and December 31 to the holders of common and subordinated shares andincentive rights on the applicable record date.

Incentive distributions...................  If we make quarterly distributions of available cash to the common and subordinated shares above specified target distribution levels, the holders of incentive rights will receive distributions which represent an increasing percentage of the total distributions we distribute above the target distribution levels.

Subordination period......................  o The subordination period will generally end once we meet financial tests, but it cannot end prior to June 30, 2004. Generally, these tests will be satisfied when we have earned and made the minimum quarterly distribution on all shares for each of the three preceding consecutive non-overlapping four-quarter periods.

                                            o When the subordination period ends, all subordinated shares will convert into common shares on a one-for-one basis and will then participate equally with the other common shares, subject to the distribution rights of incentive rights, in future

                                              distributions of available cash. The common shares will then no longer accrue distribution arrearages.

Early conversion of subordinated
  shares..................................  o If we satisfy the tests for ending the subordination period for any quarter ending on or after March 31, 2002, one-quarter of the subordinated shares will convert into common shares.

                                            o If we satisfy these tests for any quarter ending on or after
                                              March 31, 2003, an additional one-quarter of the subordinated shares will convert into common shares. The early conversion of this second one-quarter of the subordinated shares may not occur until at least one year following the early conversion of the first one-quarter of the subordinated shares.

Restrictions on ownership
  and transfer............................  The articles of Statia Terminals Group provide that any sale or other disposition of common shares that would result in any person or group owning or being considered to own more than 9.9% of the combined voting power of all of our classes of stock will be either null and void or prohibited. These restrictions do not apply to the conversion of subordinated shares into common shares and any subsequent transfer of the common shares resulting from such conversion.

Use of proceeds...........................  We estimate that the net proceeds we will receive from the sale of common shares offered through this prospectus will be approximately
                                            $142.1 million, after deducting underwriting discounts and commissions, but before deducting fees and expenses incurred in connection with this offering. We anticipate using the net proceeds of this offering and other cash on hand to:

                                            o redeem all our Series A Preferred Stock, Series B Preferred Stock,
                                              Series C Preferred Stock, Series D Preferred Stock and Series E
                                              Preferred Stock; and

                                            o purchase additional capital stock of Statia Terminals
                                              International, which will use the proceeds to redeem 25% of its mortgage notes.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA


     The following table sets forth summary financial data for the periods and as of the dates indicated. In January 1996, our former parent, CBI Industries, Inc., was acquired by Praxair, Inc. The statement of operations data for each of:




o the period from January 1, 1996 through November 27, 1996,


o the period from November 27, 1996 through December 31, 1996, and


o the years ended December 31, 1997 and 1998



have been derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had all of the following been consummated as of the dates indicated:



o the disposition of Statia Terminals Southwest, Inc.,


o this offering, and


o the restructuring.



The summary unaudited pro forma financial information is not necessarily indicative of future operating results or financial position. The summary historical consolidated financial data set forth below should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Consolidated Condensed Financial Statements" and our consolidated financial statements and accompanying notes thereto and other financial information included elsewhere in this prospectus.



                                                            (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)
                                     PRE-CASTLE HARLAN
                                        ACQUISITION                          POST-CASTLE HARLAN ACQUISITION
                                     ------------------   --------------------------------------------------------------------
                                     JANUARY 1, 1996                                     YEAR ENDED DECEMBER 31,
                                         THROUGH            NOVEMBER 27, 1996  -------------------------------------------------
                                       NOVEMBER 27,           THROUGH                                                PRO FORMA
                                           1996            DECEMBER 31, 1996        1997                  1998         1998
                                     ------------------   -----------------  -----------------------  -----------  -----------
                                                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues.........................      $  140,998           $  14,956             $ 142,499          $ 136,762   $   135,149
  Cost of services and products
    sold...........................         129,915              12,803               122,939            106,688       105,014
  Gross profit.....................          11,083               2,153                19,560             30,074        30,135
  Administrative expenses..........           8,282                 664                 7,735              9,500         8,150
  Operating income.................           2,801               1,489                11,825             20,574        21,985
  Loss (gain) on disposition of
    property and equipment.........             (68)                 --                  (109)             1,652            --
  Interest expense.................           4,187               1,613                16,874             16,851        12,651
  Provision for income taxes.......             629                 132                   780                320           320
  Net income (loss) available to
    holders of common equity.......          (2,682)               (522)               (8,361)            (1,503)        9,698
  Pro forma diluted earnings per
    common and subordinated share
    and incentive rights...........             N/A                 N/A                   N/A                N/A          0.85
  Weighted average shares
    outstanding in computing pro
    forma diluted earnings per
    share..........................             N/A                 N/A                   N/A                N/A    11,438,000
BALANCE SHEET DATA:
  Total assets.....................             N/A             260,797               246,479            245,610       240,286
  Long-term debt...................             N/A             135,000               135,000            135,000       101,250
  Redeemable Preferred Stock Series
    A through C....................             N/A              40,000                40,000             40,000            --
  Preferred Stock Series D and E...             N/A              61,000                61,000             54,824            --
  Total stockholders' equity.......             N/A              58,982                50,621             43,331       119,704
NET CASH FLOW FROM (USED BY):
  Operating activities.............           9,108               2,235                 9,770             18,190           N/A
  Investing activities.............        (102,890)           (178,033)              (12,935)            (4,092)          N/A
  Financial activities.............          92,998             185,076                    --             (6,150)          N/A
OPERATING DATA:
  EBITDA...........................          17,882               2,452                22,489             30,116        31,230
  Consolidated fixed charge
    coverage ratio.................              --               1.69x                 1.45x               2.0x          2.7x
  Maintenance capital
    expenditures...................          12,887               1,203                 4,401              9,000         8,906
  Capacity (in thousands of
    barrels).......................          20,387              20,387                20,387             19,556
  Percentage capacity leased.......              68%                 74%                   70%                91%
  Throughput (in thousands of
    barrels).......................          81,994              13,223               118,275            119,502
  Vessel calls.....................             922                 108                 1,030              1,027
N/A - Not applicable

                           FORWARD-LOOKING STATEMENTS



     Some of the information in this prospectus includes forward-looking statements. The statements about our plans, strategies, and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward-looking statements. Additional forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "believe," "anticipate," "expect" and "estimate."



     All forward-looking statements involve risks and uncertainties. Although we believe that our plans, intentions and expectations reflected in or suggested by forward-looking statements are reasonable, we may not achieve them. Important factors that could cause actual results to differ materially from our forward-looking statements are included in "Risk Factors" and elsewhere in this prospectus. These factors include, but are not limited to, fluctuations in the supply of and demand for crude oil and other petroleum products, changes in the petroleum terminaling industry, added costs due to changes in government regulations affecting the petroleum industry, the loss of a major customer, the financial condition of our customers, interruption of our operations caused by adverse weather conditions, the condition of the U.S. economy, risks associated with our efforts to comply with year 2000 requirements, and other factors included in this prospectus.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to invest in common shares. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.


     If any of the following risks actually occur, our business, financial condition, results of operations or ability to make the minimum quarterly distribution could be materially adversely affected. In such case the trading prices of the common shares could decline, and you may lose all or part of your investment.


                      RISKS INHERENT IN THE COMMON SHARES


    WE MAY NOT HAVE ENOUGH AVAILABLE CASH TO MAKE THE MINIMUM QUARTERLY DISTRIBUTION TO YOU.



     Although we will make distributions equal to all of our available cash, we can give no assurances regarding the amounts of available cash that we will generate. Therefore, we cannot guarantee that we will make the minimum quarterly distribution. The actual amounts of cash distributions may fluctuate and will depend upon numerous factors relating to our business which may be beyond our control, including:


     o cash flow generated by operations,
     o required principal and interest payments on our debt,
     o restrictions contained in our debt instruments,
     o issuances of debt and equity securities by us,
     o fluctuations in working capital,
     o capital expenditures,

     o adjustments in reserves, including the expenditure of unfunded previously reserved amounts,

     o prevailing economic conditions, and
     o financial, business and other factors.


     Cash distributions are dependent primarily on our operating cash flow, draws from our cash on hand and working capital borrowings, and not solely on our profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits. The articles of Statia Terminals Group give it discretion in establishing reserves for the proper conduct of our business, and the exercise of that discretion will affect the amount of available cash.



     We will need approximately $13.7 million and $6.8 million of available cash from our operating surplus to make the minimum quarterly distribution for four quarters on the common and subordinated shares, respectively, to be outstanding immediately after this offering. The amount of pro forma available cash from our operating surplus generated during the year ended December 31, 1998 was approximately $12.1 million. This amount would not have been sufficient to allow us to make the minimum quarterly distribution on all of the common and subordinated shares with respect to such period. For the calculation of pro forma available cash from our operating surplus had the restructuring to be consummated at the closing of this offering been completed on January 1, 1998, see "Cash Available for Distributions" and Appendix B. While the pro forma available cash generated during the fourth quarter of 1998, assuming normalized capital expenditures, would have been sufficient to make the minimum quarterly distribution, as indicated under "Cash Available for Distributions--Available Cash from Operating Surplus", the pro forma available cash generated during each of the first three quarters of 1998 would not have been sufficient to make the minimum quarterly distribution. We can give no assurances that future available cash generated quarterly will reach the level of the fourth quarter of 1998.



     Because our terminaling activities are cyclical, it is likely that we will make additions to reserves during certain quarters in order to fund operating expenses, capital expenditures, interest and principal payments, and cash distributions to holders of common and subordinated shares in future quarters. The effect of the establishment of such reserves will be to increase the likelihood that we will make the minimum quarterly distribution in any given quarter but to decrease the likelihood that we will distribute any amount in excess of the minimum quarterly distribution in that quarter. As a result of these and other factors, we can give no assurances regarding the actual levels of cash distributions we will make to holders of common and subordinated shares.



    THE INDENTURE MAY LIMIT THE AMOUNT OF DISTRIBUTIONS WE CAN MAKE TO YOU.

     Statia Terminals Group depends entirely on dividends from Statia Terminals International to make distributions to you. Statia Terminals International's ability to pay dividends is restricted by the indenture relating to its mortgage notes which generally requires, among other things, that it pay dividends:



     o only out of a pool equal to (a) 50% of its accrued consolidated net income (less 100% of accrued consolidated net loss) since November 27, 1996 plus (b) the net cash proceeds of any sale of its capital stock; and


     o only when its consolidated fixed charge coverage ratio is at least 2 to 1.


     We will redeem 25% of the mortgage notes, and 35% of the mortgage notes if the underwriters exercise their over-allotment option in full, with the proceeds of this offering. We currently intend to redeem the remainder of the mortgage notes on or around November 15, 2000. However, this redemption probably will require refinancing since we expect that we will not be able to redeem the mortgage notes at November 15, 2000 or even at maturity on November 15, 2003 out of our projected operating cash flow. We can give no assurances that we will be able to refinance this indebtedness on terms acceptable to us, if at all. The terms of the debt incurred in connection with any refinancing may also include terms which will, under certain circumstances, limit our ability to make distributions.



     Although we can give no assurances, we believe that, at least through November 15, 2000, the indenture restrictions will permit Statia Terminals International to pay sufficient dividends to Statia Terminals Group to cover at least the minimum quarterly distribution that we would be required to make on the common and subordinated shares out of available cash from operating surplus. For a discussion of the indenture restrictions, see "Cash Available For Distributions--Indenture Restrictions."



    SINCE A SUBSTANTIAL PORTION OF OUR CASH FLOW MUST BE DEDICATED TO DEBT SERVICE, OUR LEVEL OF INDEBTEDNESS MAY LIMIT THE AMOUNT OF DISTRIBUTIONS WE CAN MAKE TO YOU.



     As of December 31, 1998, our total long-term indebtedness on a pro forma basis, assuming that the restructuring and the issuance of the common and subordinated shares had already occurred, was $101.3 million. Subject to the restrictions in Statia Terminals International's indenture relating to the mortgage notes and our $17.5 million revolving credit facility, we may incur additional indebtedness from time to time to provide working capital, to finance acquisitions or capital expenditures or for other corporate purposes.


     Our level of indebtedness could have important consequences to holders of the common shares, because of the following:


     o $11.9 million per year of our cash flow from operations must be dedicated to debt service and will not be available for other purposes;


     o our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited; and

     o our level of indebtedness could limit our flexibility in reacting to changes in the industry and economic conditions generally.


     Our ability to make distributions on the common shares and our ability to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, most of which are beyond our control. If we have an unexpected downturn in our operations, we could be forced to adopt an alternative strategy that may include reducing or eliminating distributions, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We can give no assurances that we could effect any of these strategies on satisfactory terms, if at all.



    NETHERLANDS ANTILLES LAW MAY LIMIT THE AMOUNT OF DISTRIBUTIONS WE CAN MAKE TO YOU.



     We must comply with certain Netherlands Antilles laws governing when we may make distributions to the holders of common and subordinated shares and incentive rights. Generally, we may not make distributions to you unless our stockholders' equity is greater than the par value of our outstanding capital. At the closing of this offering, the par value of our outstanding capital will be approximately $0.1 million. For a discussion of restrictions imposed by Netherlands Antilles law, see "Cash Available for Distributions--Restrictions Imposed by Netherlands Antilles Law."



    CERTAIN ASSUMPTIONS CONCERNING OUR FUTURE OPERATIONS MAY NOT BE REALIZED AND, THEREFORE, YOU MAY NOT RECEIVE DISTRIBUTIONS IF AVAILABLE CASH IS LESS THAN CURRENTLY EXPECTED.

     We have relied on certain assumptions concerning our future operations in establishing the terms of this offering, including the number and initial public offering price of the common shares, the amount of subordinated shares and incentive rights to be received by the current holders of Statia Terminals Group's equity securities and the minimum quarterly distribution.



     Whether our assumptions are realized, in many cases, is not within our control and cannot be predicted with any degree of certainty. In the event that our assumptions are not realized, the actual amount of available cash from operating surplus that we generate could be substantially less than that currently expected and may be less in any quarter than that required to make the minimum quarterly distribution.



    OUR ABILITY TO ISSUE ADDITIONAL COMMON SHARES DURING THE SUBORDINATION PERIOD MAY DILUTE THE INTERESTS OF YOUR COMMON SHARES.


     Based on the circumstances of each case, the issuance of additional common shares or securities ranking senior to the common shares may:

     o dilute the value of the interests of the then-existing holders of common shares in our net assets;


     o dilute the interests of holders of common shares in distributions by us; and



     o modify the preference of holders of common shares upon dissolution and liquidation of Statia Terminals Group.



     During the subordination period, we are authorized, in our discretion, to issue up to 4,000,000 additional common shares. In addition, we are authorized to issue common shares upon the exercise of the underwriters' over-allotment option, upon conversion of subordinated shares, pursuant to employee benefit plans, upon combination or subdivision of common shares or in connection with certain combinations and capital improvements. After the end of the subordination period, we may issue the authorized but unissued common shares, without the approval of the holders of the common shares.



    ISSUANCE OF ADDITIONAL COMMON SHARES MAY REDUCE OUR ABILITY TO MAKE THE MINIMUM QUARTERLY DISTRIBUTION ON YOUR SHARES.



     Our ability to make the full minimum quarterly distribution on all the common shares may be reduced by any increase in the number of outstanding common shares. We will have more common shares outstanding as a result of future issuances of common shares or as a result of the conversion of subordinated shares pursuant to the termination of the subordination period or pursuant to the provisions permitting early conversion. By making a distribution of available cash from interim capital transactions, we may accelerate conversion. Any of these actions will increase the percentage of the aggregate minimum quarterly distribution made to the holders of common shares and decrease the percentage of the aggregate minimum quarterly distributions made to the holders of subordinated shares. As a result we may:



     o reduce the amount of support provided by the subordination feature of the subordinated shares; and



     o increase the risk that we will be unable to make the minimum quarterly distribution in full on all the common shares.



    SINCE SOME OF OUR DIRECTORS MAY HOLD SUBORDINATED SHARES AND/OR INCENTIVE RIGHTS, THEIR INTERESTS WITH RESPECT TO OUR BUSINESS AND DISTRIBUTIONS MAY CONFLICT WITH YOUR INTERESTS.



     Some of our directors may hold, directly or indirectly, subordinated shares and/or incentive rights. Decisions of the board of directors with respect to the amount and timing of asset purchases and sales, cash expenditures, borrowings, issuances of additional common shares and the creation, reduction, cancellation or increase of reserves in any quarter will affect whether, or the extent to which, there is sufficient available cash from our operating surplus to meet the minimum quarterly distribution and target distribution levels on all common and subordinated shares in a given quarter or in subsequent quarters. In addition, actions by the board of directors may have the effect of enabling the holders of subordinated shares or incentive rights to receive distributions on subordinated shares or incentive distributions or hastening the expiration of the subordination period or the conversion of subordinated shares into common shares.



     Netherlands Antilles law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in U.S. jurisdictions. In addition, under Netherlands Antilles law, liability of corporate directors is basically limited to cases of willful malfeasance and gross negligence. The articles of Statia Terminals Group permit it to indemnify its directors except in cases where the director acted in bad faith or in a manner in which he did not reasonably believe to be in, or not opposed to, our best interests.

    YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF YOUR COMMON
    SHARES.


     The assumed initial public offering price of $20.00 per common share exceeds the pro forma tangible net book value of $10.15 per common share. You will incur immediate and substantial dilution of tangible net book value of $9.85 per common share.



    YOU MAY NOT BE ABLE TO SUE US EFFECTIVELY IN THE NETHERLANDS ANTILLES OR CANADA.


     Netherlands Antilles


     Statia Terminals Group is incorporated under the laws of the Netherlands Antilles, and all of its operating assets are located outside the U.S. Accordingly, it may not be possible to effect service of process on Statia Terminals Group within the U.S. other than through its appointed agent for service of process. In addition, it may be difficult for holders of common shares to realize in the Netherlands Antilles upon a judgment rendered against Statia Terminals Group in a U.S. court.



     We have been advised by our Netherlands Antilles counsel, Smeets Thesseling van Bokhorst Spigt as follows. Legal actions may be instituted directly against Statia Terminals Group in the Netherlands Antilles. However, to enforce in the Netherlands Antilles a judgment for the payment of money obtained against Statia Terminals Group in U.S. courts, an enforcement action must be brought before a competent Netherlands Antilles court. A Netherlands Antilles court will generally recognize a U.S. judgment if:


     o certain procedural protections provided in the Netherlands Antilles have been observed; and

     o the judgment obtained in the U.S. and the proceedings related to it are not contrary to natural justice or public policy in the Netherlands Antilles.

If a U.S. judgment is not recognized by a Netherlands Antilles court, relitigation of the merits will be required in order to obtain enforcement of the judgment in the Netherlands Antilles. In addition, it is unlikely that:

     o the courts of the Netherlands Antilles would enforce judgments entered by U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws; or

     o actions can be brought in the Netherlands Antilles in relation to civil liabilities predicated upon the U.S. federal securities laws.

     Canada

     Our subsidiary, Statia Terminals Canada, Incorporated is incorporated under the laws of Nova Scotia, Canada, and all of its assets are located outside the U.S., primarily in the Province of Nova Scotia, Canada. Accordingly, it may not be possible to effect service of process on Statia Terminals Canada within the U.S. other than through its appointed service of process agent. In addition, it may be difficult for holders of common shares to realize in the U.S. upon a judgment obtained against Statia Terminals Canada in a U.S. court.

     We have been advised by our Nova Scotia counsel, Stewart McKelvey Stirling Scales as follows. Legal actions may be instituted directly against Statia Terminals Canada in the Province of Nova Scotia and a Nova Scotia court would recognize and enforce a final judgment obtained against Statia Terminals Canada in a U.S. court provided that:

     o the U.S. court validly took jurisdiction under Nova Scotia law;

     o the judgment was not obtained by fraud, or in a manner contrary to natural justice and its enforcement would not be inconsistent with public policy, as applied by a Nova Scotia court; and

     o the enforcement of such judgment in Nova Scotia does not constitute directly or indirectly the enforcement of U.S. penal law.

Such Nova Scotia counsel has also advised that there is some doubt that:

     o the courts of the Province of Nova Scotia would enforce judgments entered by U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws; and

     o actions can be brought in the Province of Nova Scotia in relation to civil liabilities predicated upon the U.S. federal securities laws.


    CASTLE HARLAN AND OUR MANAGEMENT HAVE PRACTICAL CONTROL OVER MOST MATTERS REQUIRING SHAREHOLDER APPROVAL.



     Upon the closing of the offering, all of the subordinated shares and incentive rights will be transferred to [Newco], a Netherlands Antilles corporation which will be controlled by Castle Harlan, the directors and executive officers of Statia Terminals Group and their affiliates. As a result, [Newco] will own approximately 33% of the outstanding shares entitled to vote. As a result of this ownership, restrictions on transfer of the common shares and certain provisions of Netherlands Antilles law, [Newco] will be able to exercise practical control over most matters requiring shareholder approval, including the election of directors.


    A NON-NEGOTIATED CHANGE OF CONTROL IS UNLIKELY.


     Certain provisions of Netherlands Antilles law and the articles of Statia Terminals Group would make it more difficult for a third party to acquire control of us without the cooperation of [Newco], even if such change in control would be beneficial to shareholders.



    THERE MAY NOT BE A MARKET FOR OUR COMMON SHARES.



     Prior to the offering, there has been no public market for the common shares. We have applied to list the common shares on the New York Stock Exchange. However, we can provide no assurances that a trading market for the common shares will develop on the New York Stock Exchange or that you will be able to sell your shares quickly.


                         RISKS INHERENT IN OUR BUSINESS


    OUR OPERATIONS ARE LARGELY DEPENDENT ON THE DEMAND FOR CRUDE OIL AND PETROLEUM PRODUCTS IMPORTED INTO THE U.S. AND A DECREASE IN SUCH DEMAND MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS.



     Our operations are largely dependent on the demand for crude oil and petroleum products imported into the U.S. The demand for imported crude oil and petroleum products in the U.S. is influenced by a number of factors, including weather conditions, economic growth, pricing of petroleum products and substitute products, government policy, transportation costs, domestic production and refining capacity and utilization. Changes in government regulation that affect the petroleum industry, including the imposition of a surcharge on imported oil or an increase in taxes on crude oil and oil products, could adversely affect our business. These factors are beyond our control, and we can give no assurances that conditions affecting supply and demand of crude oil and petroleum products favorable to our business and financial condition and our ability to make the minimum quarterly distribution will exist.



    FORWARD AND CURRENT PRICING OF CRUDE OIL AND PETROLEUM PRODUCTS AND ANY REDUCED AVAILABILITY OR INCREASED COST OF TANKERS MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS.



     We intend to make a minimum quarterly distribution based upon our available cash which is directly affected by changes in the relationship between forward and current pricing of crude oil and petroleum products. We have experienced losses in recent years.


     When the forward prices for crude oil and petroleum products that we store fall below spot prices for any length of time, customers using our storage facilities are less likely to store such product, thereby reducing storage utilization levels. This market condition is referred to as "backwardation." When forward prices exceed spot prices for any length of time the market is said to be in "contango." When the crude oil and petroleum products market is in contango for a specific product by an amount exceeding storage costs, time value of money, cost of a second vessel and the cost of loading and unloading at the terminal, the demand for storage capacity at our terminals for such product usually increases. Thus, our operations are also dependent on the availability of and the reasonableness of charter rates of very-large and ultra-large crude carriers to transfer products to our facilities and of smaller vessels to subsequently transfer products from our facilities to downstream users.


     Historically, heating oil has been in contango during the summer months and gasoline has been in contango during the winter months. We can give no assurances that the market will follow this pattern in the future. For example, from the beginning of 1995 to late 1997, all segments of the crude oil and petroleum products markets were generally in backwardation. As a result, we believe that utilization of our facilities was adversely impacted during that period. Since late 1997 all segments of the crude oil and petroleum products markets have generally been in contango, and consequently we are currently experiencing an increase in the utilization of our facilities. We had losses in 1996, 1997 and 1998. The forward pricing market began to move toward contango in late 1997 and remained in contango for a full year in 1998. Our net losses decreased from $8.4 million in 1997 to $1.5 million in 1998. On a pro forma basis, our net income increased from $1.7 million in 1997 to $9.7 million in 1998. However, we can give no assurances that such market conditions will continue.


    IF WE CANNOT RENEW OR REPLACE THE LONG-TERM CONTRACTS WITH OUR TWO MAJOR CUSTOMERS WITHIN THE NEXT 12 MONTHS, THEN OUR BUSINESS, FINANCIAL CONDITION AND ABILITY TO PAY THE MINIMUM QUARTERLY DISTRIBUTION MAY BE ADVERSELY AFFECTED.



     Revenues from Bolanter Corporation N.V., an affiliate of Saudi Aramco, constituted approximately 8.9% of our total 1998 revenues and an additional 7.7% was generated by the movement of Bolanter's products through our St. Eustatius terminal. Revenues from Tosco Corporation constituted approximately 7.1% of our total 1998 revenues and an additional 1.9% of our revenues was generated by the movement of Tosco's products through our Point Tupper terminal. We can give no assurances that these long-term contracts will be renewed at the end of their terms, January 31, 2000 and July 31, 1999, respectively. If we fail to renew or replace these contracts or we otherwise lose any significant portion of our revenues from these two customers, we may suffer a material adverse effect on our business, financial condition and ability to make the minimum quarterly distribution. We also have long-term contracts with other key customers. We can give you no assurance that these contracts will be renewed at the end of their terms or that we will be able to enter into other long-term contracts on terms favorable to us, or at all.



    IF THE BENEFICIAL TAX STATUS OF OUR FACILITIES IS TERMINATED, OUR BUSINESS, FINANCIAL CONDITION AND ABILITY TO MAKE THE MINIMUM QUARTERLY DISTRIBUTION MAY BE ADVERSELY AFFECTED.


     Our St. Eustatius facility has qualified for designation as a free trade zone and our Point Tupper facility has qualified for designation as a customs bonded warehouse. Such status allows customers and us to transship commodities to other destinations with minimal Netherlands Antilles or Canadian tax effects.


     Pursuant to a Free Zone and Profit Tax Agreement with the island government of St. Eustatius which is scheduled to expire on December 31, 2000, we are subject to a minimum annual tax of 500,000 Netherlands Antilles guilders, or approximately $282,000. This agreement provides that any amounts paid to meet the minimum annual payment will be available to offset future tax liabilities under the agreement to the extent that the minimum annual payment is greater than 2% of taxable income. We can give no assurances that this agreement will be extended on terms favorable to us, or at all.


     In Canada, the customs bonded warehouse designation expires annually. We routinely renew this designation through compliance with regulations, including providing evidence of bonding arrangements and fee payments. It is possible that we could lose our customs bonded warehouse designation in Canada through non-compliance, inability to obtain the necessary bonding arrangements or as a result of significant changes in regulations.


     Should these free trade zone or custom bonded warehouse designations terminate, our business, financial condition and ability to make the minimum quarterly distribution may be adversely impacted.



    A SCHEDULED EXPIRATION OF CERTAIN TAX DEDUCTIONS AND CREDITS COULD INCREASE OUR CANADIAN INCOME TAXES AND MAY ADVERSELY AFFECT OUR ABILITY TO MAKE THE MINIMUM QUARTERLY DISTRIBUTION.



     Certain net operating loss and investment tax credit carryforwards of Statia Terminals Canada are scheduled to expire at various times through the year 2002. We expect that in 1999, these carryforwards will reduce our Canadian income tax expense by approximately $2.3 million. Therefore, if the operations of Statia Terminals Canada do not produce increasing after-tax cash flow sufficient to offset any increase in taxes resulting from such expirations, or if we do not otherwise offset any shortfall in available cash required to make the minimum quarterly distribution, we may not be able to make the full amount of the minimum quarterly distribution on all of the common and subordinated shares.



    ADVERSE WEATHER SUCH AS HURRICANES CAN NEGATIVELY AFFECT OUR OPERATIONS.


     Our operations are disrupted from time to time by adverse weather conditions. Since its construction in 1982, our St. Eustatius facility has been adversely impacted by six hurricanes. The three that most seriously affected us occurred in the third and fourth quarters of 1995. Operations at the St. Eustatius facility ceased for varying lengths of time from August 28, 1995 to October 3, 1995, and during September 1995, vessel calls at the St. Eustatius facility decreased substantially. Through December 31, 1997, we spent
$20.6 million on repairs and improvements related to the 1995 hurricanes of which $12.6 million was covered by insurance. Hurricane Georges in September 1998 caused approximately $5.8 million in damage of which all but $0.5 million was covered by insurance. We have no business interruption insurance.



    COST COMPETITION FROM LIGHTERING AND LARGER AND WELL-FINANCED COMPETITORS MAY HAVE AN ADVERSE AFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND ABILITY TO MAKE THE MINIMUM QUARTERLY DISTRIBUTION.



     Our principal competition with respect to our transshipment business is from lightering. Under current market conditions, lightering is generally less expensive than terminaling, and it is possible that an increasing percentage of our transshipment business could be handled through lightering competitors. In addition, certain companies offering marine terminaling facilities have more storage capacity and greater financial and other resources than we do. We believe that most of our principal competitors are less highly-leveraged than we are and may therefore have greater financing and operating flexibility than we do. We can give no assurances that we will not encounter increased competition in the future, which could have a material adverse effect on our business, financial condition and our ability to make the minimum quarterly distribution.


    ENVIRONMENTAL RISKS AND NEW GOVERNMENTAL REGULATION MAY NEGATIVELY AFFECT
    US.


     Our operations and properties are subject to laws and regulations in our geographic areas of operation relating to environmental, health and safety matters. The nature of our operations and previous operations by others at our facilities exposes us to the risk of claims with respect to environmental, health and safety matters, and we can give no assurances that we will not incur material costs or liabilities in connection with such claims. The costs associated with our planned environmental investigation, remediation and upgrading at the Point Tupper terminal could be substantial, although we believe most of such costs are the responsibility of Praxair under an indemnity given in connection with the Castle Harlan acquisition. We believe that the remainder are covered by accruals. As of December 31, 1998, our environmental accruals were approximately $1.5 million. We do not have cash reserves set aside equal to such accruals. In addition, future events, such as the discovery of environmental conditions, changes in existing laws and regulations or their interpretation, the issuance of penalties for regulatory violations, or more vigorous enforcement policies of regulatory agencies, may give rise to unexpected expenditures or liabilities that could be material to our business, financial condition and our ability to make the minimum quarterly distribution. For a more detailed discussion of our environmental, health and safety matters, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental, Health and Safety Matters" and "Business--Environmental, Health and Safety Matters."


    PRAXAIR MAY DISPUTE OR DELAY PAYMENTS WITH RESPECT TO ITS INDEMNITY OBLIGATIONS TO US.

     When Castle Harlan acquired us from Praxair, Praxair agreed to indemnify us from the costs of certain matters, including certain environmental, tax and legal matters. Any dispute or delay in payment under Praxair's indemnification obligations to us could affect our ability to pay the minimum quarterly dividend during a particular quarter or quarters.


    THE ELECTRONIC DATE-SENSITIVE EQUIPMENT AT OUR TERMINALING FACILITIES AND MANAGEMENT OFFICES MAY NOT BE READY FOR YEAR 2000 PROBLEMS.



     We can give no assurance that our programs designed to minimize the impact of the transition to the year 2000 on our electronic date-sensitive equipment, including the terminal operations software at our facilities, will be completely successful or that the costs of implementing them will not exceed our current estimates. If they are not, the date change from 1999 to 2000 could materially affect our results of operations, financial condition or our ability to make the minimum quarterly distribution. Our operations may also be negatively affected by the inability of third parties, including our major customers and suppliers, with whom we deal to manage this problem in a timely manner. The full extent of any adverse impact on us is impossible to determine. For a more detailed discussion of our year 2000 readiness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Information Technology and the Year 2000."

                               THE RESTRUCTURING

     In November 1996 Castle Harlan, our management and others acquired control of us from Praxair. As part of this acquisition:


     o we issued $40 million of preferred stock to Praxair;



     o we issued $55 million of preferred stock and common stock to Castle Harlan and its affiliates;



     o we issued $4.5 million of preferred stock and common stock to certain members of our management;



     o we issued $1.5 million of preferred stock and common stock to a consultant of ours;



     o Statia Terminals International received a capital contribution of $98.5 million from Statia Terminals Group, consisting of $55.5 million of cash and $43.0 million of equity in certain of our subsidiaries; and



     o Statia Terminals International and Statia Terminals Canada, Incorporated issued $135.0 million of mortgage notes.



We used a portion of the contributed capital and proceeds from the issuance of the mortgage notes to:



     o pay the cash portion of the purchase price of approximately $174.1 million to Praxair, and



     o pay $16.0 million of commissions, fees and expenses.


In connection with but prior to the acquisition, Praxair repaid all of our third-party indebtedness, including an off-balance sheet lease obligation, bank debts, preferred stock from a former affiliate and related party advances.

     All of the currently outstanding stock of the issuer is owned as follows:

     o Praxair holds 20,000 shares of Series A Preferred Stock, 10,000 shares of Series B Preferred Stock and 10,000 shares of Series C Preferred Stock;

     o Castle Harlan and its affiliates hold 13,850 shares of Series D Preferred Stock, 33,750 shares of Series E Preferred Stock and 33,750 shares of common stock;

     o certain directors and members of our management hold 4,724 shares of Series E Preferred Stock and 4,724 shares of common stock and options to acquire an additional 6,145 shares of common stock; and

     o other shareholders hold 2,500 shares of Series E Preferred Stock and 2,500 shares of common stock.


There are no subordinated shares or incentive rights outstanding, and Statia Terminals Group's currently outstanding common stock, all of which will be reclassified by Statia Terminals Group at the closing of this offering as described in the next paragraph, does not have the same rights and provisions as the common shares offered through this prospectus.



     Upon the issuance of the common shares at the closing of this offering Statia Terminals Group will redeem or reclassify all of its currently outstanding capital stock and issue the subordinated shares and incentive rights as follows:



     o using the net proceeds of this offering, Statia Terminals Group will redeem all of its Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock at their respective liquidation preferences plus all cumulative unpaid dividends on such preferred stock;



     o Statia Terminals Group will reclassify the 47,119 shares of its outstanding common stock (which will include 6,145 shares of common stock to be issued upon exercise of options at or by the closing) as 471,190 subordinated shares;



     o Statia Terminals Group will issue an additional 3,328,810 subordinated shares plus 38,000 incentive rights to the holders of the remaining outstanding common stock; and


     o all of the subordinated shares and incentive rights will be transferred to [Newco] by the holders thereof.


   SHARES ISSUED AND OUTSTANDING                                             SHARES AND INCENTIVE RIGHTS TO BE
   PRIOR TO THE RESTRUCTURING AND        ACTION TO BE TAKEN PURSUANT TO       ISSUED AND OUTSTANDING AFTER THE
              OFFERING                   THE RESTRUCTURING AND OFFERING          RESTRUCTURING AND OFFERING
------------------------------------  ------------------------------------  ------------------------------------
20,000 Series A ....................  Redeemed                              None
  Preferred Shares

10,000 Series B ....................  Redeemed                              None
  Preferred Shares

10,000 Series C ....................  Redeemed                              None
  Preferred Shares

13,850 Series D ....................  Redeemed                              None
  Preferred Shares

40,974 Series E ....................  Redeemed                              None
  Preferred Shares

47,119 shares of common stock,
  after exercise of options ........  Reclassified                          471,190 subordinated shares

                                      Additional issuance to holders of     3,328,810 subordinated shares
                                      outstanding common stock              38,000 incentive rights

                                      Public offering                       7,600,000 common shares

                                USE OF PROCEEDS


     We estimate that the net proceeds we will receive from the sale of the common shares offered through this prospectus will be approximately $142.1 million, or $156.3 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions but before deducting fees and expenses incurred in connection with this offering. We anticipate using the net proceeds of this offering and other cash on hand to:



     o redeem all of Statia Terminals Group's Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock for
       $40.0 million;



     o pay $9.2 million in accrued dividends [assuming this offering closes on March 31, 1999] with respect to Statia Terminals Group's Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock;



     o redeem all of Statia Terminals Group's Series D Preferred Stock and Series E Preferred Stock for approximately $54.8 million;



     o purchase additional capital stock of Statia Terminals International for approximately $37.7 million, all of which Statia Terminals International will use to redeem 25% of its mortgage notes, including a $4.0 million premium over par, or, if the underwriters exercise their over-allotment option in full, approximately $52.8 million to redeem 35% of the mortgage notes including a $5.6 million premium over par and


     o pay approximately $5.1 million representing the fees and expenses incurred in connection with this offering.

                                 CAPITALIZATION


     The following table sets forth:



o our historical capitalization as of December 31, 1998,


     o the pro forma transaction adjustments required to reflect the pro forma transactions, including the sale of the common shares offered in this prospectus, the application of the net proceeds from such sale as described in "Use of Proceeds" and the restructuring, and


     o our pro forma capitalization as of December 31, 1998.


     The table is derived from, should be read in conjunction with, and is qualified in its entirety by reference to the historical and pro forma financial statements and notes thereto included elsewhere in this prospectus.


                                                                               AS OF DECEMBER 31, 1998 (UNAUDITED)
                                                                             ----------------------------------------
                                                                                      (DOLLARS IN THOUSANDS)
                                                                                           TRANSACTION    PRO FORMA
                                                                             HISTORICAL    ADJUSTMENTS    AS ADJUSTED
                                                                             ----------    -----------    -----------
Cash and cash equivalents.................................................   $   14,061     $  (2,013)     $  12,048
                                                                             ----------     ---------      ---------
Long-term debt............................................................      135,000       (33,750)       101,250
Redeemable Preferred Stock Series A through C.............................       40,000       (40,000)            --

Stockholders' equity:
  Preferred Stock Series D and E..........................................       54,824       (54,824)            --
  Notes receivable from stockholders......................................       (1,474)        1,474             --
  Common stock............................................................            4            (4)            --
  Common shares...........................................................           --            76             76
  Subordinated shares.....................................................           --            38             38
  Additional paid-in-capital..............................................          363       135,709        136,072
  Accumulated deficit.....................................................      (10,386)       (6,096)       (16,482)
                                                                             ----------     ---------      ---------
     Total stockholders' equity...........................................       43,331        76,373        119,704
                                                                             ----------     ---------      ---------

     Total capitalization.................................................   $  218,331     $   2,623      $ 220,954
                                                                             ----------     ---------      ---------
                                                                             ----------     ---------      ---------

                                    DILUTION



     On a pro forma basis as of December 31, 1998 after giving effect to the restructuring and the issuance of the common and subordinated shares and incentive rights, the tangible net book value of our assets would have been approximately $116.1 million or $10.15 per common share, assuming an initial public offering price of $20.00 per common share. The tangible net book value before the offer does not include intangible assets with a book value of $4.5 million. Pro forma tangible net book value per common share after the offering is determined by dividing the total number of shares to be outstanding after the offering made hereby into our pro forma tangible net book value, after giving effect to the application of the estimated net proceeds of the offering before deducting expenses incurred in connection with this offering. The total number of shares to be outstanding after the offering will amount to 7,600,000 common shares, 3,800,000 subordinated shares and 38,000 incentive rights. For purposes of the calculation, the tangible net book value after the offering does not include intangible assets with a book value of $3.6 million. Purchasers of common shares in the offering will experience substantial and immediate dilution in tangible net book value per common share for financial accounting purposes, as illustrated in the following table:




Assumed initial public offering price per common share...............................             $20.00
  Net tangible book value (deficit) per common share before the offering.............   $(3.83)
  Increase in net tangible book value per common share attributable to new
     investors.......................................................................    13.98
                                                                                        ------
Less: Pro forma tangible net book value per common share after the offering..........              10.15
                                                                                                  ------
Immediate dilution in tangible net book value per common share to new investors......             $ 9.85
                                                                                                  ------
                                                                                                  ------


     There could be additional future dilution if options are granted under any new stock option plan.


     The following table sets forth the number of shares that will be issued by Statia Terminals Group and the total consideration to Statia Terminals Group contributed by the purchasers of common shares in this offering upon the consummation of the restructuring and the issuance of the common and subordinated shares and incentive rights:



                                                     COMMON AND/OR
                                                  SUBORDINATED SHARES
                                                    AND/OR INCENTIVE
                                                     RIGHTS ISSUED                 CONSIDERATION
                                                 ----------------------      --------------------------
                                                   NUMBER       PERCENT         AMOUNT          PERCENT
                                                 -----------    -------      -------------      -------
Existing shareholders.........................     3,838,000      33.55%     $      38,380         0.03%
New investors ................................     7,600,000      66.45        152,000,000        99.97
                                                 -----------    -------      -------------      -------
Total.........................................    11,438,000     100.00%     $ 152,038,380       100.00%
                                                 -----------    -------      -------------      -------
                                                 -----------    -------      -------------      -------



This table assumes that the underwriters' over-allotment option is not exercised and attributes a nominal value of $0.01 per incentive right to the incentive rights.

                            CASH DISTRIBUTION POLICY
                   QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH



     We will make distributions to our shareholders for each of our fiscal quarters prior to our liquidation in an amount equal to 100% of our available cash for that quarter. We expect to make distributions of all available cash within approximately 45 days after the end of each quarter, commencing with the quarter ending June 30, 1999, to holders of record on the applicable record date. We will adjust downward the minimum quarterly distributions and the target distributions levels for the period from the closing of this offering through June 30, 1999 based on the actual length of that period.



     Available cash is defined in the glossary and generally means:



     (1) all cash on hand



     o at the end of any quarter; and



     o borrowed after the end of that quarter for working capital purposes less :



     (2) the amount of cash reserves that is necessary or appropriate in the reasonable discretion of our board of directors to:



     o provide for the proper conduct of our business;



     o comply with applicable law or any of our debt instruments or other agreements; or



     o provide funds for distributions for any one or more of the next four fiscal quarters.



The reserves our board of directors may establish are not limited to reserves under generally accepted accounting principles.



     For each quarter during the subordination period, to the extent we have enough available cash, a holder of common shares will have the right to receive the minimum quarterly distribution, plus any common share arrearages, prior to any distribution of available cash to the holders of subordinated shares. This subordination feature will enhance our ability to make the minimum quarterly distribution on the common shares during the subordination period. There is no guarantee, however, that we will make the minimum quarterly distribution on the common shares.



     Upon expiration of the subordination period, which generally will not occur prior to 2004, all subordinated shares will be converted on a one-for-one basis into common shares and will participate pro rata with all other common shares in future distributions of available cash. Under certain circumstances, up to 50% of the subordinated shares may convert into common shares before the expiration of the subordination period. Common shares will not accrue arrearages for distributions for any quarter after the end of the subordination period.



        DISTRIBUTIONS FROM OPERATING SURPLUS DURING SUBORDINATION PERIOD



     We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:



                                  IN THIS ORDER



First, 100% to all common shares, pro rata



Second, 100% to all common shares, pro rata



Third, 100% to all subordinated shares, pro rata



After that, as described in "Incentive Distributions."



                                 IN THIS AMOUNT



On each common share, the minimum quarterly distribution for that quarter;



On each common share, the unpaid common share arrearages for all prior quarters during the subordination period;



On each subordinated share, the minimum quarterly distribution for that quarter; and

        DISTRIBUTIONS FROM OPERATING SURPLUS AFTER SUBORDINATION PERIOD



     We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:



                                  IN THIS ORDER



First, 100% to all common shares, pro rata



After that, as described in "Incentive Distributions"



                                 IN THIS AMOUNT



On each common share, the minimum quarterly distribution for that quarter; and



               OPERATING SURPLUS AND INTERIM CAPITAL TRANSACTIONS



     We will characterize cash distributions as distributions from either operating surplus or interim capital transactions. This distinction affects the amounts distributed to holders of common and subordinated shares relative to the holders of incentive rights, and also determines whether holders of subordinated shares receive any distributions.


     Operating surplus means generally, for any period prior to liquidation on a cumulative basis, the sum of:


o $7.5 million;



     o any net positive working capital on hand on the closing of this offering;



     o all cash receipts through the last day of that period, other than from interim capital transactions, consisting primarily of cash from operations and from working capital borrowings; and



     o cash receipts after the end of that period from working capital borrowings;


            less


     o all of our operating expenses through the last day of that period; and



o cash reserves for future operating expenses.



     Interim capital transactions are:



     o borrowings other than working capital borrowings;


     o sales of equity securities; and


     o sales of assets for cash that are outside the ordinary course of business.



     We will treat available cash paid as a distribution from any source as a distribution from operating surplus until the sum of all distributions we have made since the closing of this offering equals the operating surplus as of the end of the quarter before that distribution. This method avoids the difficulty of trying to determine whether a distribution is from operating surplus or from interim capital transactions. We will deem any available cash in excess of that amount, regardless of its source, to be from interim capital transactions, and pay it accordingly.



     If we make distributions of available cash from interim capital transactions on each common share in an aggregate amount per common share equal to the initial price of that common share, plus any common share arrearages, the distinction between operating surplus and interim capital transactions will cease. We will treat all distributions after that date as if they were from operating surplus. We do not anticipate that we will make significant distributions from interim capital transactions.

                RESTRICTIONS ON DISTRIBUTIONS OF AVAILABLE CASH



     Our ability to make distributions out of available cash to our shareholders is generally subject to two sources of restrictions:



     o restrictions imposed by the laws of the Netherlands Antilles, where we are incorporated; and



     o restrictions imposed by the indenture governing our operating subsidiary's mortgage notes.



Restrictions Imposed By Netherlands Antilles Law



     Under Netherlands Antilles law, we may make distributions out of:



     o profits; or



     o reserves.



     We establish profits at our annual general meeting of shareholders, to whom we submit our financial statements for adoption. We may distribute this profit or allocate it to reserves for later distribution, as long as our shareholderequity exceeds the par value of our issued capital.



     Also, we may declare and distribute one or more amounts as interim dividends, to satisfy the minimum quarterly distribution, if at the time of declaration we have a reasonable expectation that we will make enough profits for the relevant financial year to justify the interim distribution.



Restrictions Imposed by Our Operating Subsidiary's Indenture



     We are a holding company and depend entirely on dividends from our subsidiary, Statia Terminals International, for our cash flow. The indenture governing our subsidiary's mortgage notes prohibits it from making a distribution to us if:



     o our subsidiary is or would be in default under the indenture;



     o our subsidiary's consolidated fixed charge coverage ratio is less than
       2.0 to 1; or



     o the proposed distribution, together with any other restricted payments, would be greater than our subsidiary's restricted payment availability, which generally consists of 50% of its cumulative consolidated net income.



     See "Cash Available for Distribution" for a more complete discussion of these restrictions and their possible consequences.





            SUBORDINATION PERIOD; CONVERSION OF SUBORDINATED SHARES


     The subordination period will generally extend from the closing of this offering until the first day of any quarter beginning after March 31, 2004 for which:


(1) we have made distributions of available cash from operating surplus on the common and subordinated shares for each of the three consecutive non-overlapping four-quarter periods immediately preceding that day that equal or exceed the total minimum quarterly distribution on all of the outstanding shares during those periods;



(2) we have generated adjusted operating surplus during each of the three consecutive non-overlapping four-quarter periods immediately preceding that day that equals or exceeds the total minimum quarterly distribution on all of the common and subordinated shares that were outstanding on a fully diluted basis during those periods; and



(3) there are no outstanding common share arrearages.



     Upon expiration of the subordination period, all remaining subordinated shares will convert into common shares on a one-for-one basis and will thereafter participate, pro rata, with the other common shares in distributions of available cash.



     Before the end of the subordination period, if we satisfy the three tests for ending subordination:



     o for any quarter ending on or after March 31, 2002, one-quarter, or 950,000, of the subordinated shares will convert into common shares on a one-to-one basis; and



     o for any quarter ending on or after March 31, 2003, an additional quarter, or 950,000, of the subordinated shares will convert into common shares on a one-to-one basis.



However, the early conversion of the second one-quarter of subordinated shares may not occur until at least one year following the early conversion of the first one-quarter of subordinated shares.



     "Adjusted operating surplus" for any period generally means:


     (1) the operating surplus generated during that period;

     less

     (2) any net increase in working capital borrowings during that period, and

     (3) any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period;

   plus

     (4) any net decrease in working capital borrowings during that period, and

     (5) any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.


     Operating surplus generated during a period is equal to the difference between:


     (1) the operating surplus determined at the end of that period; and

     (2) the operating surplus determined at the beginning of the period.



                DEFERRAL OF DISTRIBUTIONS ON SUBORDINATED SHARES



     We will defer making payment of the first $6.8 million of distributions that would have otherwise been made on the subordinated shares until the end of the deferral period. Except as set forth in the next paragraph, we will deem these deferred distributions to have been made for the purposes of determining available cash, operating surplus, adjusted operating surplus, target distribution levels, early conversion rights and the expiration of the subordination period. We may use the deferred amounts during the deferral period for any business purpose other than to make distributions on the subordinated shares.



     After the deferral period, we will pay to the subordinated shares, until the deferred distributions have been paid in full, all available cash from operating surplus, including, for this purpose, the amount thereof allocated to the deferred distributions remaining after the minimum quarterly distribution (other than the deferred distributions) is paid on all common and subordinated shares.


     The deferral period will generally extend from the closing of this offering until the first day of any quarter beginning after March 31, 2001 for which:


     o we have made distributions of available cash from operating surplus on the common and subordinated shares, including deferred distributions, for each of the two consecutive non-overlapping four-quarter periods immediately preceding that day that equal or exceed the sum of the minimum quarterly distribution on all of the outstanding shares during those periods;



     o we have generated the adjusted operating surplus during each of the two consecutive non-overlapping four-quarter periods immediately preceding that day that equals or exceeds the sum of the minimum quarterly distribution on all of the common and subordinated shares that were outstanding on a fully diluted basis during those periods; and


     o there are no outstanding common share arrearages.


     Upon early conversion, we will reallocate pro rata any unpaid deferred distributions allocable to the subordinated shares so converted to the remaining unconverted subordinated shares.



     We are required to pay any deferred distributions remaining unpaid at the end of the subordination period on the subordinated shares at that time regardless of whether there is any available cash at that time.

                            INCENTIVE DISTRIBUTIONS



     The incentive rights are non-voting shares which represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distributions and the target distribution levels have been achieved. The target distribution levels are based on the amounts of available cash from operating surplus paid as distributions in excess of the payments made for the minimum quarterly distributions and common share arrearages, if any.



     In order to be able to make incentive distributions for any quarter, we first must distribute available cash from operating surplus:



     o to the holders of common and subordinated shares in an amount equal to the minimum quarterly distribution on all common and subordinated shares; and



     o to the holders of common shares in an amount equal to any unpaid common share arrearages.



After we have satisfied these tests, we will make distributions to the holders of common shares and subordinated shares and the holders of incentive rights in the following manner:



                                  IN THIS ORDER



First, 85% to all common and subordinated shares, pro rata, and 15% to the incentive rights



Second, 75% to all common and subordinated shares, pro rata, and 25% to the incentive rights



After that, 50% to all common and subordinated shares, pro rata, and 50% to the incentive rights



                                 IN THIS AMOUNT




On each common and subordinated share, a total of $0.495, including the minimum quarterly distribution, for that quarter. That amount is the "first target distribution";



On each common and subordinated share, a total of $0.675, including the minimum quarterly distribution, for that quarter. That amount is the "second target distribution"; and



No cap.



                DISTRIBUTIONS FROM INTERIM CAPITAL TRANSACTIONS



We will make distributions of available cash from interim capital transactions in the following manner:



                                  IN THIS ORDER



First, 100% to all common and subordinated shares, pro rata



Second, 100% to all common shares, pro rata



After that, all distributions of available cash from interim capital transactions will be made as if they were from operating surplus



                                 IN THIS AMOUNT



On each common share, distributions equal to the initial price;



On each common share, unpaid common share arrearages for all prior quarters during the subordination period; and



     When we make a distribution of available cash from interim capital transactions, we will adjust the minimum quarterly distribution and the target distribution levels downward by multiplying each such amount by a fraction equal to:



     (1) the initial price of the common shares reduced by that distribution, and all prior distributions, of available cash from interim capital transactions. This is the "unrecovered initial price;"

   divided by


     (2) the initial price, or the unrecovered initial price, as the case may be, of the common shares immediately prior to that distribution of available cash from interim capital transactions.



     This adjustment to the minimum quarterly distribution may make it more likely that subordinated shares will be converted into common shares, whether upon the termination of the subordination period or the early conversion of some subordinated shares, and may accelerate the dates at which those conversions occur.



     A "payback" of the initial price occurs when the unrecovered initial price of the common shares is zero and any accrued common share arrearages have been paid. At that time, the minimum quarterly distribution and each of the target distribution levels will have been reduced to zero for subsequent quarters. We will then treat all distributions of available cash from all sources as if they were paid from operating surplus. Because the minimum quarterly distribution and the target distribution levels will have been reduced to zero, the holders of incentive rights will be entitled to receive 50% of all distributions of available cash in addition to any distribution to which they may be entitled as holders of common and subordinated shares.



     Distributions of available cash from interim capital transactions will not reduce the minimum quarterly distribution or target distribution levels for the quarter in which they are made.



  ADJUSTMENT OF MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS



     We will reduce the minimum quarterly distribution and target distribution levels upon a distribution of available cash from interim capital transactions. Also, if we effect a combination or subdivision of the common shares, we will proportionately adjust the following amounts upward or downward, as appropriate:



     o the minimum quarterly distribution;



     o the target distribution levels;


     o the unrecovered initial price;


     o the number of additional common shares issuable during the subordination period without a shareholder vote;



     o the number of common shares issuable upon conversion of the subordinated shares; and


     o other amounts calculated on a per common and/or subordinated share basis.


     For example, if we effect a two-for-one split of the common shares and there are no prior adjustments, we will reduce each of the minimum quarterly distribution, the target distribution levels and the initial price of the common shares to 50% of its initial level.


                     DISTRIBUTION OF CASH UPON LIQUIDATION


     If we undergo a dissolution and liquidation, our assets will be sold or otherwise disposed of. We will apply the proceeds of liquidation:



     o first, to the payment of our creditors in the order of their priority;
       and



     o then, for distribution to the holders of common and subordinated shares and the holders of incentive rights in order of their priority.



     In liquidation, the holders of common shares will be entitled to receive their unrecovered initial price and the minimum quarterly distribution due on such common shares plus any unpaid common share arrearages before we make any distributions to holders of subordinated shares.

     If we liquidate before the end of the subordination period, we will apply any distribution as follows:



                   IN THIS ORDER                        IN THIS AMOUNT
First, 100% to all common shares, pro rata              On each common share, an amount equal to the sum of:

                                                        (1) the unrecovered initial price of that common
                                                        share;

                                                        (2) the amount of the minimum quarterly distribution
                                                        for the quarter during which our liquidation occurs;
                                                        and

                                                        (3) any unpaid common share arrearages on that common
                                                        share;

Second, 100% to all subordinated shares, pro rata       On each subordinated share, an amount equal to the sum
                                                        of:

                                                        (1) the unrecovered initial price of that subordinated
                                                        share;

                                                        (2) the amount of the minimum quarterly distribution
                                                        for the quarter during which our liquidation occurs;
                                                        and

                                                        (3) any unpaid deferred distributions on that
                                                        subordinated share;

Third, 85% to all common and subordinated shares, pro   On each common and subordinated share, an amount equal
rata, and 15% to the incentive rights                   to:

                                                        (1) the cumulative excess per share of the first
                                                        target distribution over the minimum quarterly
                                                        distribution for each quarter,
                                                        less

                                                        (2) the cumulative amount per share of any
                                                        distributions of available cash from operating surplus
                                                        in excess of the minimum quarterly distribution that
                                                        we paid 85% to the common and subordinated shares, pro
                                                        rata, and 15% to the incentive rights for each
                                                        quarter;

Fourth, 75% to all common and subordinated shares, pro  On each common and subordinated share, an amount equal
rata, and 25% to the incentive rights                   to:

                                                        (1) the cumulative excess per share of the second
                                                        target distribution over the first target distribution
                                                        for each quarter,
                                                        less

                                                        (2) the cumulative amount per share of any
                                                        distributions of available cash from operating surplus
                                                        in excess of the first target distribution that we
                                                        paid 75% to the common and subordinated shares, pro
                                                        rata, and 25% to the incentive rights for each
                                                        quarter; and

After that, 50% to all common and subordinated shares,  No cap.
pro rata, and 50% to the incentive rights

                        CASH AVAILABLE FOR DISTRIBUTIONS


AVAILABLE CASH FROM OPERATING SURPLUS


     Based on the amount of working capital that we expect to have at the time of the closing of this offering and our ability to make working capital borrowings under our credit facility, we believe that we should have sufficient available cash from our operating surplus to enable us to make the minimum quarterly distribution on the common and subordinated shares to be outstanding immediately after the completion of this offering with respect to each quarter at least through the quarter ending June 30, 2000. Available cash for any quarter will consist generally of all cash on hand at the end of such quarter, as adjusted for reserves. Operating surplus generally consists of cash generated from operations, after deducting related expenditures and other items, plus our net positive working capital at the closing of this offering plus $7.5 million. The definitions of available cash and operating surplus are set forth in the glossary.


     There is significant uncertainty associated with our belief because our belief is based on a number of assumptions, including the assumptions that:

     o the demand for terminaling services, for crude oil and petroleumproducts and sales of bunker and other bulk products will not decline from current levels;

     o the aggregate gross margins will continue at not less than the levels experienced during the quarter ended December 31, 1998 on an annualized basis;

     o no material accidents or other force majeure events will occur that disrupt our terminaling facilities; and

     o market, regulatory and overall economic conditions will not change substantially.


     Although we believe our assumptions are reasonable, whether the assumptions are realized is not, in a number of cases, within our control and cannot be predicted with any degree of certainty. If our assumptions are not realized, the actual available cash from operating surplus that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make distributions at the levels described above. Also, the terms of our indebtedness will restrict our ability to distribute cash to holders of common and subordinated shares and incentive rights under some circumstances, including in the event of a default under the terms of such indebtedness. Accordingly, we can give no assurances that we will make the minimum quarterly distribution or any other payments. We do not intend to update the expression of belief set forth above.



     We need $20.5 million of available cash from our operating surplus to make the minimum quarterly distribution for four quarters on the common and subordinated shares to be outstanding immediately after this offering. The total amount we need is composed of $13.7 million for the common shares and $6.8 million for the subordinated shares. The amount of pro forma available cash from our operating surplus generated during the year ended December 31, 1998 was approximately $12.1 million. Assuming normalized maintenance capital expenditures of $7.0 million per year, the amount of pro forma available cash from operating surplus generated during the fourth quarter of 1998 would have been approximately equal to $5.1 million, the amount needed to make the minimum quarterly distribution on all common and subordinated shares. We expect that our level of operations in the fourth quarter of 1998 will continue throughout 1999. We can give no assurances, however, that our expectations will in fact be realized.



     We derived the amounts of pro forma available cash from operating surplus set forth above from our pro forma and historical financial statements in the manner set forth in "Appendix B--Pro Forma Available Cash from Operating Surplus." The pro forma adjustments are based upon currently available information and estimates and assumptions. The pro forma financial statements do not purport to present our results of operations had the restructuring actually been completed as of the dates indicated. Furthermore, available cash from operating surplus is a cash accounting concept, while our historical and pro forma financial statements have been prepared on an accrual basis. As a consequence, the amount of pro forma available cash from operating surplus shown above should only be viewed as a general indication of the amount of available cash from operating surplus that we might have generated had this offering occurred on January 1, 1998.

RESTRICTIONS IMPOSED BY NETHERLANDS ANTILLES LAW


     Under Netherlands Antilles law, we may make one or more distributions to our shareholders out of legally available funds. These distributions can be made out of our profits or reserves. We establish profits at our annual general meeting of shareholders after we prepare and submit the balance sheet and profit and loss account to our shareholders. Upon adoption of these financial statements at the annual general meeting of shareholders, the profit, if any, is set as the positive balance of the profit and loss account, after allocation of amounts to reserves or creation of one or more provisions. Our articles provide that we may distribute such profit, as we deem fit. In addition, our articles provide that we may allocate, in whole or in part, any profit amounts to the profit reserves and make distributions therefrom, as well as to distribute out of reserves.



     Notwithstanding the above, we may declare and distribute one or more interim distributions in the form of interim dividends, as an advance payment of expected profits. We may make this declaration only if we have, at the time of such declaration, the reasonable expectation that we will make sufficient profits for the relevant financial year to justify the interim distributions. However, at the time of the declaration of the interim distribution, we may further determine that any amounts not covered by the profits shall be qualified as distribution out of freely distributable reserves, if any, such as the capital surplus, being the aggregate amounts paid in excess of the par value per share by each holder of common or subordinated shares or incentive rights.



     We may make the distribution out of profits and/or reserves generally to shareholders insofar as our equity exceeds the nominal value of the issued and outstanding capital. In addition, if the profits and loss account shows a loss for any given year, and that loss cannot be covered by the reserves or compensated in another manner, no profit can be distributed in any subsequent year until that loss has been recovered or has been offset by reserves.


RESTRICTIONS IMPOSED BY INDENTURE


     Statia Terminals Group is a holding company and depends entirely on dividends from Statia Terminals International for its cash flow. Statia Terminals International's ability to pay dividends to Statia Terminals Group is subject to restrictions contained in the indenture relating to its mortgage notes. Under the terms of the indenture, the payment by Statia Terminals International of any dividend to Statia Terminals Group may not be made if at the time of declaration:


     o First, a default or event of default under the indenture shall have occurred and be continuing or shall occur as a consequence thereof;


     o Second, Statia Terminals International's consolidated fixed charge coverage ratio for the prior four full fiscal quarters is less than 2.0 to 1; or



     o Third, the amount of that dividend, when added to the aggregate amount of all other dividends and other restricted payments made by Statia Terminals International after November 27, 1996, exceeds the sum of:



          (a) 50% of Statia Terminals International's cumulative consolidated net income, from November 27, 1996 or, if cumulative consolidated net income is a deficit, minus 100% of the deficit,



plus



          (b) the net cash proceeds from the issuance and sale of Statia Terminals International's capital stock.



     With respect to the clause First above, such defaults or events of default include:



     o any breach of the indenture, including any failure to make any payments on the mortgage notes,



     o defaults on indebtedness of $2,500,000 or more in the aggregate;



     o the obtaining of control of the board of directors of Statia Terminals Group by any person or group of persons acting together, other than our current owners; and



     o bankruptcy of any obligor on the mortgage notes.



There is no default or event of default under the indenture.



     With respect to the clause Second above, for the four fiscal quarters ended December 31, 1998, Statia Terminals International's consolidated fixed charge coverage ratio was 2.0 to 1 on an historical basis and 2.7 to 1 on a pro forma basis, assuming that this offering had closed at the beginning of such period.



     With respect to the clause Third above:



     o for the period from November 27, 1996 through December 31, 1998, Statia Terminals International's consolidated net income was $0.6 million; and



     o we expect to use $37.7 million of the net proceeds of this offering, or $52.8 million if the underwriters exercise their over-allotment option in full, to purchase additional capital stock of Statia Terminals International.



Statia Terminals International has not paid any dividends and has not made any other restricted payments, and has not received any proceeds from the sale of capital stock, which would be included in the calculation pursuant to clause Third above.



     The redemption of approximately $33.8 million principal amount plus a redemption premium of $4.0 million of the mortgage notes at 111.75% of the principal amount from the proceeds of this offering, or $47.3 million principal amount plus a redemption premium of $5.6 million if the underwriters exercise their over-allotment option in full, will have a favorable impact on Statia Terminals International's consolidated fixed charge coverage ratio. We currently intend to redeem the remainder of the mortgage notes on or about November 15, 2000 at 105.875% of the principal amount and, therefore, eliminate at that time the restrictions imposed by the indenture. We expect to fund that redemption principally from a refinancing, which may include the issuance of new debt. We can give no assurances that we will be able to issue such debt at that time or, if we are able to, how favorable the terms of such issuance will be. It is likely that new debt would also contain restrictions on payment of dividends under certain circumstances.



     Based on the foregoing and if our net income were to continue at the level we project for 1999 we believe that, at least through November 15, 2000, the indenture restrictions will permit Statia Terminals International to pay sufficient dividends to Statia Terminals Group to cover at least the minimum quarterly distribution that would be required to be made on the common and subordinated shares out of available cash from operating surplus.

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated condensed balance sheet as of December 31, 1998 was prepared to illustrate the estimated effects of:

     o the disposition of Statia Terminals Southwest,

     o elimination of the Castle Harlan management fee,

     o this offering,

     o the use of the net proceeds from this offering as described under "Use of Proceeds",

     o the restructuring, and

     o the transfer of the shares of Petroterminal de Panama, currently owned by us, to a newly-formed corporation owned by our current owners other than Praxair,

(collectively, the "pro forma transactions") as if such transactions had occurred on December 31, 1998. The following unaudited pro forma statement of operations for the year ended December 31, 1998 was prepared to illustrate the estimated effects of the pro forma transactions as if they had occurred as of January 1, 1998.

     The unaudited pro forma consolidated condensed financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the notes thereto, and the other financial information included elsewhere or incorporated by reference in this prospectus. This pro forma financial information is provided for informational purposes only and does not purport to be indicative of the results of operations or financial position which would have been obtained had the pro forma transactions been completed on the dates indicated or the financial condition or results of operations for any future date or period.

            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                             AS OF DECEMBER 31, 1998
                                                                    -----------------------------------------
                                                                                  PRO FORMA
                                                                    HISTORICAL    ADJUSTMENTS       PRO FORMA
                                                                    ----------    -----------       ---------
ASSETS:
Current assets:
  Cash and cash equivalents......................................    $ 14,061      $ 137,000 (a)    $  12,048
                                                                                    (102,264)(b)
                                                                                       1,474 (c)
                                                                                     (33,750)(d)
                                                                                        (507)(e)
                                                                                      (3,966)(f)
  Accounts receivable............................................
    Trade, net...................................................       7,562             --            7,562
    Other........................................................       2,328             --            2,328
  Inventory, net.................................................       4,528             --            4,528
  Prepaid expenses...............................................       1,417         (1,181)(g)          236
                                                                     --------      ---------        ---------
    Total current assets.........................................      29,896         (3,194)          26,702
Property and equipment, net......................................     209,970             --          209,970
Other noncurrent assets, net.....................................       5,744         (1,130)(h)        3,614
                                                                                      (1,000)(i)
                                                                     --------      ---------        ---------
                                                                     $245,610      $  (5,324)       $ 240,286
                                                                     --------      ---------        ---------
                                                                     --------      ---------        ---------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Accounts payable...............................................    $  9,306      $      --        $   9,306
  Accrued interest payable.......................................       2,027           (507)(e)        1,520
  Other accrued expenses.........................................      15,946         (7,440)(b)        8,506
                                                                     --------      ---------        ---------
    Total current liabilities....................................      27,279         (7,947)          19,332
Long-term debt...................................................     135,000        (33,750)(d)      101,250
                                                                     --------      ---------        ---------
    Total liabilities............................................     162,279        (41,697)         120,582
                                                                     --------      ---------        ---------
Redeemable Preferred Stock Series A through C....................      40,000        (40,000)(b)           --
Preferred stock:
  Preferred Stock Series D and E.................................      54,824        (54,824)(b)           --
  Notes receivable from stockholders.............................      (1,474)         1,474 (c)           --
Common stock.....................................................           4             (4)(a)           --
Common shares....................................................          --             76 (a)           76
Subordinated shares..............................................          --             38 (a)           38
Additional paid-in-capital.......................................         363        136,890 (a)      136,072
                                                                                      (1,181)(g)
Accumulated deficit..............................................     (10,386)        (3,966)(f)      (16,482)
                                                                                      (1,000)(i)
                                                                                      (1,130)(h)
                                                                     --------      ---------        ---------
    Total stockholders' equity...................................      43,331         76,373          119,704
                                                                     --------      ---------        ---------
                                                                     $245,610      $  (5,324)       $ 240,286
                                                                     --------      ---------        ---------
                                                                     --------      ---------        ---------

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)


                                                                     YEAR ENDED DECEMBER 31, 1998 (k)
                                                   ---------------------------------------------------------------------
                                                                                              DISPOSITION
                                                   HISTORICAL    ADJUSTMENTS      SUBTOTAL    OF STSW(o)     PRO FORMA
                                                   ----------    -----------      --------    ----------    ------------
Revenues........................................    $136,762       $    --        $136,762     $ (1,613)    $    135,149
Costs of services and products sold.............     106,688            --         106,688       (1,674)         105,014
                                                    --------       -------        --------     --------     ------------
  Gross profit..................................      30,074            --          30,074           61           30,135
Administrative expense..........................       9,500        (1,350)(l)       8,150           --            8,150
                                                    --------       -------        --------     --------     ------------
  Operating income..............................      20,574         1,350          21,924           61           21,985
Loss on disposition of property and equipment...       1,652            --           1,652       (1,652)              --
Interest expense................................      16,851        (4,193)(m)      12,658           (7)          12,651
Interest income.................................         684            --             684           --              684
                                                    --------       -------        --------     --------     ------------
  Income before provision for income taxes and
    preferred stock dividends...................       2,755         5,543           8,298        1,720           10,018
Provision for income taxes......................         320            --             320           --              320
                                                    --------       -------        --------     --------     ------------
  Income before preferred stock dividends.......       2,435         5,543           7,978        1,720            9,698
Preferred dividends.............................       3,938        (3,938)(n)          --           --               --
                                                    --------       -------        --------     --------     ------------
  Net income (loss) available to holders of
    common equity...............................    $ (1,503)      $ 9,481        $  7,978     $  1,720     $      9,698
                                                    --------       -------        --------     --------     ------------
                                                    --------       -------        --------     --------     ------------
Pro forma diluted earnings per common and
  subordinated share and incentive right (j):...                                                            $       0.85
                                                                                                            ------------
                                                                                                            ------------
Common and subordinated shares and incentive
  rights outstanding in computing pro forma
  diluted earnings per share:...................                                                              11,438,000
                                                                                                            ------------
                                                                                                            ------------


------------------------

    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

(a) Reflects the issuance of 7,600,000 common shares, $0.01 par value, 3,800,000 subordinated shares, $0.01 par value, and 38,000 incentive rights, $0.01 par value, in connection with this offering at an assumed initial public offering price of $20 per common share. The estimated costs of this offering, including the underwriting discount and estimated offering expenses and fees, totaling $15 million have been reflected as an offset to additional paid-in capital. The resulting net cash proceeds of this offering total $137 million.


(b) Represents the retirement of Statia Terminals Group's Preferred Stock Series A through Series E and accrued preferred stock dividends as of December 31, 1998.


(c) Represents the repayment of notes receivable from stockholders in connection with this offering.


(d) Reflects the redemption of 25% of Statia Terminals International's mortgage notes.



(e) Represents the payment of accrued interest on 25% of Statia Terminals International's mortgage notes.



(f) Represents a cash charge related to the early retirement of 25% of Statia Terminals International's mortgage notes. This charge represents an extraordinary loss on early retirement of debt; accordingly, this is not reflected in the pro forma combined statements of operations.


(g) Represents the write-off of the balance of the prepaid Castle Harlan management fee as of December 31, 1998.


(h) Represents the write-off of 25% of total capitalized bond issuance costs as of December 31, 1998 related to Statia Terminals International's mortgage notes. This charge represents an extraordinary loss on early retirement of debt; accordingly, this is not reflected in the pro forma combined statements of operations.



(i) Represents the transfer of the shares of Petroterminal de Panama to a newly-formed corporation owned by the current owners of Statia Terminals Group other than Praxair.



(j) Earnings per share data is not included on an historical basis as such information would not be representative of the capital structure of Statia Terminals Group after this offering.



(k) The following supplemental information is provided for EBITDA, historical cash flows from operations and depreciation expense:



                                                                                                DISPOSITION
                                                       HISTORICAL    ADJUSTMENTS    SUBTOTAL    OF STSW(o)    PRO FORMA
                                                       ----------    -----------    --------    ----------    ---------
     EBITDA.........................................    $ 30,116      $ 1,350(1)    $ 31,466      $ (236)      $31,230
     Cash flow from operations......................    $ 18,190            N/A          N/A         N/A           N/A
     Depreciation...................................    $ 10,510      $      --     $ 10,510      $ (297)      $10,213



    N/A Not applicable



    EBITDA is defined as the sum of income before provision for income taxes and preferred stock dividends, interest expense and depreciation.



(l) Represents the elimination of the Castle Harlan management fee payable by Statia Terminals Group. The management fee will be eliminated in connection with this offering (exclusive of certain expenses).



(m) Represents the reduction in interest expense and amortization of bond issuance costs resulting from the redemption of 25% of Statia Terminals International's mortgage notes.



(n) Represents the elimination of preferred stock dividends resulting from the retirement of Statia Terminals Group's Preferred Stock Series A through E.



(o) Reflects the exclusion of the operating results of Statia Terminals
    Southwest.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth selected financial data for the periods and as of the dates indicated. In January 1996, our former parent, CBI Industries, was acquired by Praxair. The statement of operations data for each of:



     o the period from January 1, 1996 through November 27, 1996,



     o the period from November 27, 1996 through December 31, 1996, and



     o the years ended December 31, 1997 and 1998



have been derived from and are qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1993, 1994 and 1995 have been derived from the audited combined financial statements of Statia Terminals, Inc. and its subsidiaries and affiliates not included in this prospectus. The summary historical consolidated financial data set forth below should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Consolidated Condensed Financial Statements" and our consolidated financial statements and accompanying notes thereto and other financial information included elsewhere in this prospectus.



                                                             (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)
                                               PRE-CASTLE HARLAN ACQUISITION                POST-CASTLE HARLAN ACQUISITION
                                        -------------------------------------------   ----------------------------------------
                                          PRE-PRAXAIR ACQUISITION      JANUARY 1,     NOVEMBER 27,
                                        ----------------------------      1996           1996
                                          YEAR ENDED DECEMBER 31,       THROUGH         THROUGH      YEAR ENDED DECEMBER 31,
                                        ----------------------------   NOVEMBER 27,   DECEMBER 31,  --------------------------
                                          1993      1994    1995(4)     1996(4)         1996(4)        1997        1998(5)
                                        --------  --------  --------   ------------   ------------  ------------  ------------
STATEMENT OF OPERATIONS DATA:
  Revenues............................. $112,076  $132,666  $135,541     $140,998      $   14,956     $142,499      $136,762
  Cost of services and products sold...   95,028   110,185   117,722      129,915          12,803      122,939       106,688
  Gross profit.........................   17,048    22,481    17,819       11,083           2,153       19,560        30,074
  Administrative expenses..............    4,395     5,345     6,957        8,282             664        7,735         9,500
  Operating income.....................   12,653    17,136    10,862        2,801           1,489       11,825        20,574
  Loss (gain) on disposition of
    property and equipment.............        7       (34)       59          (68)             --         (109)        1,652
  Interest expense.....................      726     3,114     4,478        4,187           1,613       16,874        16,851
  Provision for income taxes...........    1,873     1,219       390          629             132          780           320
  Net income (loss) available to common
    stockholders.......................   10,046    10,944     4,569       (2,682)           (522)      (8,361)       (1,503)
BALANCE SHEET DATA:
  Total assets(1)......................  186,420   197,357   230,283          N/A         260,797      246,479       245,610
  Long-term debt.......................   59,843    56,400    51,600          N/A         135,000      135,000       135,000
  Redeemable Preferred Stock Series A
    through C..........................       --        --        --          N/A          40,000       40,000        40,000
  Preferred Stock Series D and E(2)....       --        --        --          N/A          61,000       61,000        54,824
  Preferred stock......................   11,212    18,057    18,589          N/A              --           --            --
  Total stockholders' equity...........   95,404    86,965    91,001          N/A          58,982       50,621        43,331
Net cash flow from (used in):
  Operating activities.................   (3,371)   25,706    11,476        9,108           2,235        9,770        18,190
  Investing activities.................  (23,355)  (25,353)  (36,908)    (102,890)       (178,033)     (12,935)       (4,092)
  Financing activities.................   28,404    (1,679)   26,477       92,998         185,076           --        (6,150)
OPERATING DATA:
  EBITDA(3)............................   19,438    27,921    28,720       17,882           2,452       22,489        30,116
  Consolidated fixed charge coverage
    ratio under the indenture..........       --        --        --           --            1.69x        1.45x          2.0x
  Maintenance capital expenditures.....    7,791     6,867     9,975       12,887           1,203        4,401         9,000
  Capacity (in thousands of barrels)...   11,590    15,387    20,387       20,387          20,387       20,387        19,566
  Percentage capacity leased...........       79%       87%       76%          68%             74%          70%           91%
  Throughput (in thousands of
    barrels)...........................   37,591    60,630   109,805       81,994          13,223      118,275       119,502
  Vessel calls.........................      967     1,063       973          922             108        1,030         1,027


------------------

(1) The decrease in total assets between December 31, 1996 and 1997 is primarily the result of lower cash, accounts receivable, and inventory balances and 1997 depreciation and amortization expenses.



(2) On July 29, 1998 a subsidiary of Statia Terminals International sold the Brownsville facility and a restricted payment of $6,150 was made from Statia Terminals International to Statia Terminals Group for the redemption of a portion of the Series D Preferred Stock.



(3) EBITDA is defined as the sum of (a) income before income tax provision (benefit), (b) interest expense, (c) depreciation and amortization of certain intangible assets and (d) the portion of First Salute lease payments that represent interest expense for the periods prior to the Castle Harlan acquisition. The amount of First Salute related interest expense included in EBITDA was $5,741 for the year ended December 31, 1995, and $5,600 for the period ended November 27, 1996. Administrative expenses include


                                              (Footnotes continued on next page)

(Footnotes continued from previous page)


    $3.0 million of non-cash, stock-based compensation recognized on November 27, 1996 immediately prior to consummation of the Castle Harlan acquisition. EBITDA is presented not as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles), but rather to provide additional information related to our debt servicing ability.



(4) Prior to January 12, 1996, we were a wholly owned subsidiary of CBI Industries. On January 12, 1996, pursuant to the merger agreement dated December 22, 1995, CBI Industries became a wholly owned subsidiary of Praxair. This transaction was reflected in our consolidated financial statements as a purchase, effective January 1, 1996. On November 27, 1996, Castle Harlan, members of our management and others acquired us from Praxair. This transaction is reflected in our consolidated financial statements effective November 27, 1996 as a purchase. The application of purchase accounting at each acquisition date resulted in changes to the historical cost basis of accounting for certain assets. Accordingly, the information provided for periods before and after each of these transactions is not comparable.



(5) Includes the operations of Statia Terminals Southwest through June 30, 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     For purposes of the discussion below, reference is made to our consolidated balance sheet as of December 31, 1997 and 1998, and our consolidated income and cash flow statements for the period January 1, 1996 through November 27, 1996, after our acquisition by Praxair. Reference is also made to our consolidated income and cash flow statments for the period November 27, 1996 through December 31, 1996, after the acquisition by Castle Harlan, our management and others, and the years ended December 31, 1997 and 1998. We prepare our financial statements in accordance with U.S. generally accepted accounting principles.



     To facilitate a meaningful discussion of our comparative operating performance for the years ended December 31, 1996, 1997 and 1998, this "Management's Discussion and Analysis of Financial Condition and Results of Operations" presents financial information on a traditional comparative basis for all periods unless otherwise indicated. Consequently, the information presented below for the year ended December 31, 1996 does not necessarily comply with the accounting requirements for companies subject to major acquisitions. Generally accepted accounting principles in the U.S. call for the separate reporting of our new company, after the Castle Harlan acquisition, and our predecessor company, both before and after the Praxair acquisition. A solid black line in certain tables separates financial information that may not be comparable across periods.


     Substantially all of our transactions are denominated in U.S. dollars. All figures are in U.S. dollars unless otherwise indicated.

OVERVIEW OF OPERATIONS


     We began our operations in 1982 as Statia Terminals N.V., a Netherlands Antilles corporation, operating an oil products terminal located on the island of St. Eustatius. In 1984, CBI Industries, an industrial gases and contracting services company, acquired a controlling interest in Statia Terminals N.V. In 1986, Statia Terminals N.V. purchased Statia Terminals Southwest, with its facility at Brownsville, Texas. In 1990, CBI Industries became the sole owner of Statia Terminals N.V. and Statia Terminals Southwest. In 1993, we acquired full control of Statia Terminals Point Tupper, Incorporated, located at Point Tupper, Nova Scotia.


     In January 1996, Praxair acquired CBI Industries. In November 1996, Castle Harlan, our management and others acquired from Praxair all of the outstanding capital stock of Statia Terminals N.V., Statia Terminals, Inc., their subsidiaries and certain of their affiliates. Castle Harlan is a private equity investment fund managed by Castle Harlan, Inc., a private merchant bank. At the same time, Statia Terminals Point Tupper was amalgamated into Statia Terminals Canada. Statia Terminals Canada and Statia Terminals International were organized for purposes of facilitating the Castle Harlan acquisition. In July 1998, we sold Statia Terminals Southwest to an unaffiliated third party purchaser.

     During 1992, we invested in additional terminal facilities located at Point Tupper, Nova Scotia. We completed refurbishment of this 7.4 million barrel facility during 1994. The total capital investment was $74.1 million. At St. Eustatius during the fourth quarter of 1993, we commenced construction of five million barrels of crude oil storage and a single point mooring buoy, which was completed and leased during the first quarter of 1995, with a total capital investment of $107.5 million. Over the three-year period from 1993 to 1995, we added crude oil storage and related services to our established fuel oil, petroleum products, and other services. In addition to blending and other ancillary services, we added marine emergency response services at each of our facilities and added limited refining capability through our atmospheric distillation unit at St. Eustatius during 1995. Finally, during the fourth quarter of 1995 and the first quarter of 1996, we made investments in a heating system and butane sphere at Point Tupper. These additions to capacity have led to more throughput and, therefore, higher revenues from storage, throughput and ancillary services. We did not make significant investments to expand our operating capacity during 1997 and 1998.

     The operations at St. Eustatius suffered damages from Hurricanes Iris, Luis and Marilyn, causing closure of the terminal for approximately three weeks at the end of the third quarter of 1995. Repair of damages caused by these hurricanes and installation of certain improvements were substantially completed by the end of the third quarter of 1996. We spent $20.6 million on repairs and improvements related to the hurricanes, $6.8 million of which was capitalized as property and equipment. Claims related to the hurricanes were filed with insurance carriers and ultimately settled for $12.6 million.

     During September 1998, Hurricane Georges damaged the St. Eustatius facility. Hurricane Georges did not significantly impact operations of the facility which returned to normal within days of the storm. The preliminary estimate of the damage to the facility is $5.8 million. Insulation on certain storage tanks, electrical transmission systems and roofs of several buildings sustained damage. In advance of the storm, on September 19, 1998, the facility ceased terminal operations and instituted its hurricane preparation and damage prevention plan. The terminal returned to full operations by September 29, 1998. During the third quarter of 1998, we recorded a charge of $0.8 million representing an insurance deductible of $0.5 million related to the hurricane damage and certain other costs resulting from the hurricane which we anticipate will not be recovered through our insurance policies.


     The following table sets forth for the periods indicated total capacity, capacity leased, throughput and vessel calls for each of our operating locations. "Total capacity" represents the average storage capacity available for lease for a period. "Capacity leased" represents the storage capacity leased to third parties weighted for the number of days leased in the month divided by the capacity available for lease. "Throughput" volume is the total number of inbound barrels discharged from a vessel, tank, rail car or tanker truck, not including across-the-dock or tank-to-tank transfers. A "vessel call" occurs when a vessel docks or anchors at one of our terminal locations in order to load and/or discharge cargo and/or to take on bunker fuel. Such dockage or anchorage is counted as one vessel call regardless of the number of activities carried on by the vessel. A vessel call also occurs when we sell and deliver bunker fuel to a vessel not calling at our terminals for the above purposes. Each of these statistics is a measure of the utilization of our facilities.


       CAPACITY, CAPACITY LEASED, THROUGHPUT AND VESSEL CALLS BY LOCATION
               (CAPACITY AND THROUGHPUT IN THOUSANDS OF BARRELS)

                                                                                         FOR THE YEAR ENDED
                                                                                            DECEMBER 31,
                                                                                    -----------------------------
                                                                                     1996       1997       1998
                                                                                    -------    -------    -------
Netherlands Antilles and the Caribbean
  Total capacity.................................................................    11,334     11,334     11,334
  Capacity leased................................................................        80%        76%        92%
  Throughput.....................................................................    69,395     62,944     74,158
  Vessel calls...................................................................       880        792        864
Canada
  Total capacity.................................................................     7,404      7,404      7,404
  Capacity leased................................................................        55%        70%        93%
  Throughput.....................................................................    23,350     53,011     43,468
  Vessel calls...................................................................        62        125        104
Texas
  Total capacity.................................................................     1,649      1,649        N/M
  Capacity leased................................................................        52%        31%       N/M
  Throughput.....................................................................     2,472      2,320        N/M
  Vessel calls...................................................................        88        113        N/M
All locations (1)
  Total capacity.................................................................    20,387     20,387     19,556
  Capacity leased................................................................        69%        70%        91%
  Throughput.....................................................................    95,217    118,275    119,502
  Vessel calls...................................................................     1,030      1,030      1,027

------------------
(1) The Brownsville, Texas facility was sold on July 29, 1998. The statistics above include the operations of the Brownsville facility through June 30, 1998.

N/M: Not meaningful

     A majority of our revenues are generated by bunker and bulk product sales which fluctuate with global oil prices. As a result, we experience volatility in our revenue stream, which is not necessarily indicative of our profitability.

     Gross profits from terminaling services are higher than gross profits from bunker and bulk product sales. Our operating costs for terminaling services are relatively fixed and generally do not change significantly with changes in capacity leased. Additions or reductions in storage, throughput and ancillary service revenues directly impact our operating income. Costs for the procurement of bunker fuels and bulk petroleum products are variable and linked to global oil prices. Our bunker and bulk product costs are also impacted by market supply conditions, types of products sold and volumes delivered.

     In addition, our operating costs are impacted by inflationary cost increases, cost increases due to additional storage capacity and costs of providing certain additional ancillary services.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items in our consolidated income statements.

                             RESULTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                                     -------------------------------------------------------------
                                                                            1996                  1997                 1998
                                                                     -------------------   ------------------   ------------------
                                                                                 % OF                 % OF                 % OF
                                                                     DOLLARS    REVENUES   DOLLARS   REVENUES   DOLLARS   REVENUES
                                                                     --------   --------   --------  --------   --------  --------
Revenues:
Terminaling services...............................................  $ 49,812      31.9%   $ 53,165     37.3%   $ 66,625     48.7%
Bunker and bulk product sales......................................   106,142      68.1%     89,334     62.7%     70,137     51.3%
                                                                     --------    ------    --------   ------    --------   ------
  Total revenues...................................................   155,954     100.0%    142,499    100.0%    136,762    100.0%
Cost of services and products sold.................................   142,718      91.5%    122,939     86.3%    106,688     78.0%
                                                                     --------    ------    --------   ------    --------   ------
  Gross profit.....................................................    13,236       8.5%     19,560     13.7%     30,074     22.0%
Administrative expenses............................................     8,946       5.7%      7,735      5.4%      9,500      6.9%
                                                                     --------    ------    --------   ------    --------   ------
  Operating income.................................................     4,290       2.8%     11,825      8.3%     20,574     15.0%
Loss (gain) on dispositions of property and equipment..............      (68)        --       (109)     (0.1)%     1,652      1.2%
Interest expense...................................................     5,800       3.7%     16,874     11.8%     16,851     12.3%
Interest income....................................................        97       0.1%        555      0.4%        684      0.5%
                                                                     --------    ------    --------   ------    --------   ------
Income (loss) before income taxes..................................    (1,345)     (0.8)%    (4,385)    (3.0)%     2,755      2.0%
Provision for income taxes.........................................       761       0.5%        780      0.5%        320      0.2%
Preferred stock dividends..........................................     1,098       0.7%      3,196      2.2%      3,938      2.9%
                                                                     --------    ------    --------   ------    --------   ------
  Net income (loss) available to common stockholders...............  $ (3,204)     (2.0)%  $ (8,361)    (5.7)%  $ (1,503)    (1.1)%
                                                                     --------    ------    --------   ------    --------   ------
                                                                     --------    ------    --------   ------    --------   ------


     The following tables set forth for the periods indicated (a) the total revenues and total operating income (loss), after allocation of administrative expenses, at each of our operating locations and (b) the percentage such revenue and operating income (loss) relate to our total revenue and operating income. You should note that we sold our Brownsville, Texas facility on July 29, 1998 and the figures above and our consolidated financial statements include the Brownsville facility through June 30, 1998.


                              REVENUES BY LOCATION
                             (DOLLARS IN THOUSANDS)


                                                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                                            ------------------------------------------------------
                                                                                 1996                1997               1998
                                                                            ---------------    ----------------    ---------------
                                                                                      % OF                % OF               % OF
                                                                            DOLLARS   TOTAL    DOLLARS    TOTAL    DOLLARS   TOTAL
                                                                            --------  -----    --------   -----    --------  -----
Netherlands Antilles and the Caribbean...................................   $139,751   89.6%   $122,042    85.6%   $114,091   83.4%
Canada...................................................................     13,355    8.6%     18,586    13.0%     21,058   15.4%
Brownsville, Texas facility..............................................      2,848    1.8%      1,871     1.4%      1,613    1.2%
                                                                            --------  -----    --------   -----    --------  -----
  Total..................................................................   $155,954  100.0%   $142,499   100.0%   $136,762  100.0%
                                                                            --------  -----    --------   -----    --------  -----
                                                                            --------  -----    --------   -----    --------  -----



                      OPERATING INCOME (LOSS) BY LOCATION
                             (DOLLARS IN THOUSANDS)


                                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                                      --------------------------------------------------------
                                                                            1996                1997                1998
                                                                      ----------------    ----------------    ----------------
                                                                                 % OF                % OF                % OF
                                                                      DOLLARS    TOTAL    DOLLARS    TOTAL    DOLLARS    TOTAL
                                                                      --------   -----    --------   -----    --------   -----
Netherlands Antilles and the Caribbean.............................   $  6,826   159.1 %  $ 10,301    87.1 %  $ 14,442    70.2 %
Canada.............................................................     (1,177)  (27.4)%     3,539    29.9 %     6,625    32.2 %
Brownsville, Texas facility........................................     (1,359)  (31.7)%    (2,015)  (17.0)%      (493)   (2.4)%
                                                                      --------   -----    --------   -----    --------   -----
  Total............................................................   $  4,290   100.0 %  $ 11,825   100.0 %  $ 20,574   100.0 %
                                                                      --------   -----    --------   -----    --------   -----
                                                                      --------   -----    --------   -----    --------   -----

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997


  Comparability

     On July 29, 1998, we sold Statia Terminals Southwest to an unrelated third-party. Our consolidated financial statements include the operations of Statia Terminals Southwest through June 30, 1998. Therefore, the year ended December 31, 1997 includes the operations of Statia Terminals Southwest for six months more than the same period in 1998. Certain pro forma information related to the sale of Statia Terminals Southwest is presented in the unaudited pro forma consolidated condensed financial statements included elsewhere in this prospectus.

  Revenues

     Total revenues for the year ended December 31, 1998 were $136.8 million compared to $142.5 million for the year ended December 31, 1997, a decrease of $5.7 million, or 4.0%.


     Revenues from terminaling services, which consist of storage, throughput, dock charges, emergency response fees and other terminal charges, for the year ended December 31, 1998 were $66.6 million compared to $53.2 million for the previous year, an increase of $13.4 million, or 25.3%. The improvement in terminaling services revenue for the year ended December 31, 1998 compared to the previous year was principally due to:


     o our ability to attract additional long term customers who use our facilities as part of their strategic distribution networks;

     o additional vessel calls at St. Eustatius resulting in higher dock charges and emergency response fees; and

     o the recent contango conditions in the international petroleum markets.


     Revenues from terminaling services at St. Eustatius increased approximately $8.7 million, or 24.2%, during the year ended December 31, 1998 as compared to the year ended December 31, 1997. Total throughput increased from 62.9 million barrels during the year ended December 31, 1997 to 74.2 million barrels during the same period of 1998 due primarily to higher throughput of fuel oil and petroleum products, and was partially offset by reduced throughput of crude oil. Seventy-two more vessels called at the St. Eustatius facility during the year ended December 31, 1998 than during the same period of 1997 resulting in higher revenues from dock charges and stand-by emergency response fees. For the year ended December 31, 1998, the overall percentage of capacity leased at this facility was 92% compared to 76% for the same period of 1997, reflecting increases in the percentage of capacity leased for fuel oil tankage and petroleum products.


     Revenues from terminaling services at Point Tupper increased $5.1 million, or 32.6% during the year ended December 31, 1998 as compared to the year ended December 31, 1997. The percentage of tank capacity leased at Point Tupper increased from 70% for the year ended December 31, 1997 to 93% for the same period of 1998. This increase was primarily the result of additional crude oil and clean petroleum products tankage leased during the year ended December 31, 1998 as compared to the same period of 1997. Fewer vessel calls led to lower port charge revenues at this facility during the year ended December 31, 1998 as compared to the same period of 1997.

     Revenues from bunker and bulk product sales were $70.1 million for the year ended December 31, 1998 compared to $89.3 million for the same period in 1997, a decrease of $19.2 million, or 21.5%. The decrease was primarily due to lower comparative selling prices for bunker fuels reflecting current market conditions. Average selling prices decreased 30.2% when comparing the year ended December 31, 1998 with the same period of 1997. However, metric tons of bunkers and bulk product sold increased 13.6% during the year ended December 31, 1998 as compared to the same period of 1997.

  Gross Profit

     Gross profit for the year ended December 31, 1998 was $30.1 million compared to $19.6 million for the same period of 1997, representing an increase of $10.5 million, or 53.3%. The increase in gross profit is primarily the result of the increased terminaling services revenue produced at a small incremental cost. Additionally, we realized higher gross margins on bunker sales during the year ended December 31, 1998 as compared to the same period of 1997 due to higher volumes of bunker fuels delivered.

  Administrative Expenses

     Administrative expenses were $9.5 million for the year ended December 31, 1998 as compared to $7.7 million for the same period of 1997, representing an increase of $1.8 million, or 22.8%. The increase during the year ended December 31, 1998 as compared to the same period of 1997 is primarily the result of higher personnel costs and certain professional fees.

  Loss on Sale of Assets

     As more fully discussed in note 15 of notes to the consolidated financial statements, we recognized a loss on the sale of Statia Terminals Southwest during the year ended December 31, 1998 of $1.7 million.

  Interest Expense


     During the years ended December 31, 1997 and 1998, we incurred
$16.9 million of interest expense from interest accrued on our mortgage notes due in 2003, amortization expense related to deferred financing costs and certain bank charges.


  Preferred Stock Dividends


     Preferred stock dividends were $3.9 million for the year ended
December 31, 1998 as compared to $3.2 million for the same period of 1997, representing an increase of $0.7 million, or 23.2%. Preferred stock dividends have been computed and accrued but not paid on Statia Terminals Group's Series A, B and C Preferred Stock. The increase during the year ended December 31, 1998 as compared to the same period of 1997 is the result of the increasing balance of dividends payable and a rate increase.



  Net Loss


     Net loss available to common stockholders was $1.5 million for the year ended December 31, 1998 as compared to a net loss of $8.4 million for the same period of 1997, an improvement of $6.9 million. The decrease in the net loss is attributable to the net effect of the factors discussed above.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

  Comparability


     Gross profit, operating income and net income (loss) for the years ended December 31, 1997 and 1996 are not comparable due to the effects of purchase accounting applied as a result of the Castle Harlan acquisition and the effects of the acquisition of the First Salute assets, discussed in note 9 of notes to the consolidated financial statements. Depreciation, amortization and other operating expenses, which are components of gross profit, changed due to revaluation of various assets to their fair values at the date of such acquisition. Changes in components of our debt and equity accounts resulted in changes to interest expense, dividends and costs of services and products sold.


  Revenues

     Total revenues for the year ended December 31, 1997 were $142.5 million compared to $156.0 million for the year ended December 31, 1996, a decrease of $13.5 million, or 8.6%.

     Revenues from terminaling services for the year ended December 31, 1997 were $53.2 million compared to $49.8 million for the previous year, an increase of $3.4 million, or 6.7%. Increased revenues from terminaling services at Point Tupper were partially offset by lower revenues from terminaling services at St. Eustatius.

     Revenues from terminaling services at St. Eustatius decreased
$1.9 million, or 5.1%, during the year ended December 31, 1997 as compared to the year ended December 31, 1996. Lower crude oil throughput and reductions in the percentage of capacity leased for clean petroleum products resulted in lower 1997 revenues from storage, throughput and ancillary services. A customer occupied all of the petroleum products storage for three-quarters of the 1996 year while the petroleum products tankage went essentially unleased for the 1997 year.

     Revenues from terminaling services at Point Tupper increased $6.6 million, or 73.1% during the year ended December 31, 1997 as compared to the year ended December 31, 1996. Incremental spot storage leases for crude oil from our primary Canadian customer, Tosco, crude oil and petroleum products leases from several new customers, plus 30 million barrels, or 127%, of increased throughput from 1996 and additional ancillary services, contributed to the higher revenues from terminaling services. Additionally, certain unleased tankage was converted from petroleum product storage to crude oil storage to meet customer demand.

     Revenues from bunker and bulk product sales fell $16.8 million, or 15.8%, to $89.3 million for the year ended December 31, 1997 from $106.1 million for the same period in 1996. The drop is primarily attributable to increased competition from elsewhere in the Caribbean, the U.S. Gulf coast and other ports resulting in lower volumes of bunker fuel delivered and fewer bulk product sales. At St. Eustatius, the volume of bunker fuels delivered fell 12.9%. Comparative average selling prices year-to-year were virtually unchanged. At Point Tupper, we were unable to expand our bunker sales business initiated in 1996 due to our inability to find an adequate source of supply.

     Our Brownsville, Texas facility, which we sold on July 29, 1998, experienced a reduction in total revenues due to the loss of storage business for gasoline and diesel fuels and vegetable oils primarily to competing facilities in the region. Statia Terminal Southwest's revenues were $1.9 million for the year ended December 31, 1997, down $0.9 million or 28.3%, from $2.8 million for the same period in 1996.

  Gross Profit

     Gross profit for the year ended December 31, 1997 was $19.6 million compared to $13.2 million for the year ended December 31, 1996 representing an increase of $6.4 million, or 48.5%. During the period from January 1, 1996 through November 27, 1996, lease expenses related to First Salute of $5.6 million consisting primarily of interest were included in cost of services and products sold. This lease was fully satisfied in connection with the Castle Harlan acquisition. Additionally, the increased terminaling services revenue positively impacted our gross profit.

  Administrative Expenses

     Administrative expenses were $7.7 million for the year ended December 31, 1997 as compared to $8.9 million for the year ended December 31, 1996, representing a decrease of $1.2 million, or 13.5%. For the year ended
December 31, 1996, administrative expenses included $3.0 million of non-cash stock based compensation awarded to certain of our managers in connection with the Praxair and Castle Harlan acquisitions. Exclusive of the non-recurring stock based compensation, selling and administrative expenses increased from year-to-year primarily due to higher personnel costs.

  Interest Expense


     Since the Castle Harlan acquisition in November 1996, our interest expenses have related to interest accrued on our mortgage notes due 2003, amortization expense related to deferred financing costs and certain bank charges. For the year ended December 31, 1997, interest expenses amounted to $16.9 million. For the year ended December 31, 1996, interest expenses related to the mortgage notes due 2003, third party debt obligation, net of amounts charged to capital projects and the effects of an interest rate swap, amortization expense related to deferred financing costs and certain bank charges, were $5.8 million.

  Preferred Stock Dividends

     Preferred stock dividends were $3.2 million for the year ended
December 31, 1997 as compared to $1.1 million for the year ended December 31, 1996. Preferred stock dividends subsequent to November 27, 1996 represent amounts accrued but not paid on Statia Terminals Group's Series A, B and C Preferred Stock and related dividend payable balances. Preferred stock dividends for the year ended December 31, 1996 are not comparable to those incurred for the year ended December 31, 1997 due to changes in Statia Terminals Group's capital structure resulting from the Praxair and Castle Harlan acquisitions.



  Net Loss


     Net loss available to common stockholders was $8.4 million for the year ended December 31, 1997 as compared to $3.2 million for the year ended
December 31, 1996, representing an increase of $5.2 million. The increase in the net loss is attributable to the net effect of the factors discussed above.

SELECTED QUARTERLY FINANCIAL INFORMATION

     Our 1998 operating income and EBITDA increased quarter over quarter in 1998 and for each quarter of 1998 compared to the same quarters in 1997. This trend is a result of our entering into additional long term contracts over the two-year period resulting in higher capacity leased, increased volumes of bunker fuel delivered due, in part, to reduced competition, and additional revenues from ancillary services due to higher terminal activity.


     The following table sets forth certain selected unaudited quarterly operating results for each of our last eight quarters. This information was prepared by us on a basis consistent with our audited financial statements and includes all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of future results of operations. This information should be read in conjuction with our consolidated financial statements and notes thereto included elsewhere in this prospectus.





                                                                       QUARTERS ENDED                         TOTAL
                                                   -------------------------------------------------------   --------
                                                   MARCH 31     JUNE 30      SEPTEMBER 30     DECEMBER 31
                                                   ---------    ---------    -------------    ------------
                      1997
Total revenues..................................    $32,709      $33,148        $35,333         $ 41,309      $142,499
Operating income................................      2,394        2,508          2,439            4,484        11,825
EBITDA..........................................      4,986        5,115          4,896            7,492        22,489

                      1998
Total revenues..................................    $30,364      $36,472        $32,699         $ 37,227      $136,762
Operating income................................      2,999        5,231          5,635            6,709        20,574
EBITDA..........................................      5,804        4,082          8,336           11,894        30,116

LIQUIDITY AND CAPITAL RESOURCES--SUBSEQUENT TO THE CASTLE HARLAN ACQUISITION

  Cash Flow from Operating Activities


     Net cash provided by operating activities was $18.2 million and $9.8 million for the years ended December 31, 1998 and 1997 and $2.2 million for the period from November 27, 1996 through December 31, 1996, respectively. Cash flow from operations has been our primary source of liquidity during the periods subsequent to the Castle Harlan acquisition. Differences between net losses and positive operating cash flow have resulted primarily from depreciation and amortization burdens and changes in various asset and liability accounts. Additionally, during the year ended December 31, 1998, we recognized a $1.7 million non-cash loss on the sale of Statia Terminals Southwest. See note 15 of notes to consolidated financial statements for more information on the sale of Statia Terminals Southwest.


     At December 31, 1997, we had cash and cash equivalents on hand of $6.1 million compared to $14.1 million at December 31, 1998.

  Cash Flow from Investing Activities

     Net cash used in investing activities was $4.1 million and $12.9 million for the years ended December 31, 1998 and 1997 and $178.0 million for the period from November 27, 1996 through December 31, 1996, respectively. Investing activities during 1998 and 1997 and the period ended December 31, 1996 included purchases of property and equipment of $10.7 million, $5.3 million and $1.2 million, respectively. Additionally, as more fully discussed in note 15 of notes to consolidated financial statements, on July 29, 1998, we received
$6.5 million of cash proceeds from the sale of our Brownsville, Texas facility.


     During the year ended December 31, 1997 and the period ended December 31, 1996, we spent $7.7 million and $176.8 million, respectively, related to the Castle Harlan acquisition. These amounts include:



     o approximately $175.1 million in cash paid to Praxair, of which $170.0 million was paid at closing and $5.1 million was paid in February 1997, to satisfy the cash portion of the purchase price, and



     o $9.4 million of commissions, fees and expenses.


  Cash Flow from Financing Activities


     During the year ended December 31, 1998 we utilized the net proceeds from the sale of the Brownsville, Texas facility to retire $6.15 million of Statia Terminals Group's Series D Preferred Stock.



     As part of the Castle Harlan acquisition, we issued $135.0 million of mortgage notes, received proceeds of $56.5 million from the issuance of preferred and common stock and paid $6.4 million of debt costs. The net cash proceeds from these transactions were substantially used as described above in "--Cash Flow from Investing Activities".


     In connection with the Castle Harlan acquisition prior to November 27, 1996 all of our third-party indebtedness, including an off-balance sheet lease obligation, bank debts, preferred stock from a former affiliate and advances from Praxair, was repaid. In addition, on November 27, 1996, we entered into a new $17.5 million revolving credit facility secured by our accounts receivable and oil inventory. The revolving credit facility is available for working capital needs and letter of credit financing, and it permits us to borrow in accordance with our available borrowing base which was estimated at $8.0 million as of December 31, 1998. No draws on the revolving credit facility have occurred. The revolving credit facility bears interest at the prime rate plus 0.50% per annum (8.25% at December 31, 1998) and will expire on November 27, 1999.


     The debt service costs associated with the borrowings under the mortgage notes have significantly increased liquidity requirements. The mortgage notes accrue interest at 11 3/4% per annum payable semi-annually on May 15 and November 15. The mortgage notes will mature on November 15, 2003. The mortgage notes are redeemable in whole or in part at the option of Statia Terminals International at any time on or after November 15, 2000 at redemption prices set forth in the indenture relating to the mortgage notes. The mortgage notes may be redeemed or purchased prior to November 15, 2000 in certain circumstances as defined in the indenture relating to the mortgage notes.



     The indenture generally limits the incurrence of additional debt by Statia Terminals International, limits the ability of Statia Terminals International to pay Statia Terminals Group dividends or make any other distribution to Statia Terminals Group, and limits the ability of Statia Terminals International to sell its assets. We may incur additional indebtedness as long as our fixed charge coverage ratio (as defined in the indenture) is greater than 2.0 to 1. Under the terms of the indenture, Statia Terminals International may not pay Statia Terminals Group any dividend if at the time of declaration:


     o a default or event of default under the indenture shall have occurred and be continuing or shall occur as a consequence thereof;

     o Statia Terminals International's consolidated fixed charge coverage ratio (as defined in the indenture) for the prior four full quarters is less than 2.0 to 1; or

     o the amount of such dividend, when added to the aggregate amount of all other dividends and certain other restricted payments made by Statia Terminals International after November 27, 1996 and not covered by other exceptions in the indenture, exceeds a certain sum. Such sum is:


          o 50% of Statia Terminals International's consolidated net income, as defined in the indenture and taken as one accounting period, from November 27, 1996 to the end of Statia Terminals International's most recently ended fiscal quarter for which internal financial statements are available at the time of such dividend or, if such aggregate consolidated net income is a deficit, minus 100% of such aggregate deficit, plus



          o the net cash proceeds from the issuance and sale after November 27, 1996 of Statia Terminals International capital stock



          o excluding any issuance or sale to a subsidiary of Statia Terminals International.


Certain other dividends, generally unrelated to operating cash flow, are permitted notwithstanding the second and third items above.


     We believe that cash flow generated by operations and amounts available under the revolving credit facility will be sufficient, until the maturity of the mortgage notes, to fund working capital needs, capital expenditures and other operating requirements, including any expenditures required by applicable environmental laws and regulations, and to service debt. Our operating performance and ability to service or refinance the mortgage notes and to extend or refinance the revolving credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. We can give no assurances that our future operating performance will be sufficient to service our indebtedness or that we will be able to repay at maturity or refinance our indebtedness in whole or in part.


LIQUIDITY AND CAPITAL RESOURCES--PRIOR TO THE CASTLE HARLAN ACQUISITION


     Except for cash of our Canadian subsidiaries, prior to the Castle Harlan acquisition we were a participant in Praxair/CBI Industries' cash management system, which swept all cash receipts into our predecessor company's investment program. Cash for operations and capital expansion was funded by our operations, our predecessor company's operations and debt facilities available to us, which were guaranteed by our predecessor company. During 1996, prior to the Castle Harlan acquisition, cash provided by operations of $9.1 million, proceeds from insurance claims related to hurricane damage incurred in 1995 of $12.6 million and net advances from Praxair of approximately $19.3 million, exclusive of advances related to repayment of existing indebtedness, were used to finance the purchase of property and equipment of $14.5 million and pay dividends to Praxair and its affiliates of $25.8 million.


CAPITAL EXPENDITURES

     We spent $15.7 million, $5.3 million and $10.7 million during the years ended December 31, 1996, 1997 and 1998, respectively. These amounts include
$1.6 million, $0.9 million and $1.7 million, respectively, which was spent to enhance our ability to generate incremental revenues. Capital expenditures for 1996 were primarily for improvements made in connection with hurricane damage incurred in 1995. During 1997, capital expenditures were made primarily for various piping and tank enhancements at each location and a new warehouse at St. Eustatius. During 1998, a majority of capital expenditures were related to maintenance capital expenditures including our terminal and marine maintenance programs.

     Our preliminary capital expenditure budget for 1999 is $7.0 million for maintenance capital expenditures and $2.4 million for producing incremental revenues. Additional spending is contingent upon the addition of incremental terminaling business.

     The following table sets forth capital expenditures by location and separates such expenditures into those which produce, or have the potential to produce, incremental revenue, and those which represent maintainance capital expenditures.

                  SUMMARY OF CAPITAL EXPENDITURES BY LOCATION
                             (DOLLARS IN THOUSANDS)

                                                           PRODUCE         MAINTENANCE
                                                          INCREMENTAL        CAPITAL
                                                           REVENUES        EXPENDITURES       TOTAL       % OF TOTAL
                                                          -----------     -------------     --------     ----------
YEAR ENDED DECEMBER 31, 1996
  Netherlands Antilles................................      $89,344(1)       $11,969(2)     $101,313(1)(2)     97.2%
  Canada..............................................          751              451           1,202          1.2%
  Brownsville, Texas (3)..............................           19            1,226           1,245          1.2%
  All other United States.............................           --              444             444          0.4%
                                                            -------          -------        --------       ------
     Total............................................      $90,114          $14,090        $104,204        100.0%
                                                            -------          -------        --------       ------
                                                            -------          -------        --------       ------
YEAR ENDED DECEMBER 31, 1997
  Netherlands Antilles................................      $   696          $ 2,858        $  3,556         66.5%
  Canada..............................................          120              834             954         17.9%
  Brownsville, Texas (3)..............................          125              100             225          4.2%
  All other United States.............................           --              609             609         11.4%
                                                            -------          -------        --------       ------
     Total............................................      $   941          $ 4,401        $  5,344        100.0%
                                                            -------          -------        --------       ------
                                                            -------          -------        --------       ------
YEAR ENDED DECEMBER 31, 1998
  Netherlands Antilles................................      $   667          $ 5,990        $  6,657         62.1%
  Canada..............................................          829              476           1,305         12.2%
  Brownsville, Texas (3)..............................          218               94             312          2.9%
  All other United States.............................           --            2,440           2,440         22.8%
                                                            -------          -------        --------       ------
     Total............................................      $ 1,714          $ 9,000        $ 10,714        100.0%
                                                            -------          -------        --------       ------
                                                            -------          -------        --------       ------

(1) Includes purchase of First Salute assets.
(2) Includes $6.8 million of capitalized enhancements related to the hurricanes of 1995.
(3) We sold our Brownsville, Texas facility on July 29, 1998.


     Prior to 1996, we financed the construction of certain crude oil terminaling assets at St. Eustatius through a leveraged lease arrangement, effectively removing $88.5 million of assets and liabilities from our balance sheet. For a discussion of the leveraged lease arrangement, see note 9 to the consolidated financial statements. We leased land to a special purpose financing entity, First Salute, upon which the crude tanks were constructed. These crude oil facilities at St. Eustatius were leased back to us. During the life of the lease, we accounted for monthly lease payments, consisting primarily of interest on the underlying financing, and recognized an accrual towards the residual guarantee value within the line item cost of services and products sold. During 1996, we paid $5.6 million to First Salute which consisted primarily of interest costs on the underlying debt. All obligations under the lease were satisfied prior to the Castle Harlan acquisition and the related assets were included on the balance sheet at that time.


ENVIRONMENTAL, HEALTH AND SAFETY MATTERS


     We are subject to comprehensive and periodically changing environmental, health and safety laws and regulations within the jurisdictions of our operations, including those governing oil spills, emissions of air pollutants, discharges of wastewater and storm waters, and the disposal of non-hazardous and hazardous waste. In 1996, 1997, and 1998, our capital expenditures for compliance with environmental, health and safety laws and regulations were approximately $1.3 million, $1.3 million and $2.7 million, respectively. These figures do not include routine operational compliance costs, such as the costs for the disposal of hazardous and non-hazardous solid waste, which were approximately $0.4 million, $0.2 million and $0.9 million in 1996, 1997 and 1998, respectively. We believe we are presently in substantial compliance with applicable laws and regulations governing environmental, health and safety matters. The Praxair agreement includes a covenant by Praxair to pay certain environmental investigation, remediation and upgrade costs. With respect to seven identified items of environmental investigation and remediation, this covenant is subject to dollar limitations aggregating $4.2 million. With respect to all other costs covered by the Praxair covenant there are no dollar limitations. However, we cannot guarantee that Praxair will pay all of the indemnified amounts without dispute or delay.


     Past uses of the Point Tupper facility, including its past operation by others as an oil refinery, have resulted in certain on-site areas of known and potential contamination, as described below. Under Canadian environmental, health and safety laws, we, as the owner and operator of the facility, can be held liable for mitigation or remediation of, and damages arising from, these or other as yet unknown environmental, health and safety conditions at the facility.

     In connection with the Castle Harlan acquisition in 1996, phase I and limited phase II environmental site assessments were conducted at the Point Tupper terminal to identify potential environmental, health and safety matters. Certain environmental matters and conditions that were likely to require the incurrence of costs were identified and Praxair agreed to pay the costs of addressing certain of such matters, subject in some cases to monetary limitations. Since then we have been undertaking, in accordance with environmental, health and safety laws, investigations, remediation and upgrading to address these and other more recently identified matters.


     Certain of such matters involve environmental contamination associated with certain areas of the property, some of which result from the past operation of the facility by others as a refinery. These include a former sludge and waste disposal area, with respect to which a remediation plan is being developed and two pump stations, with respect to which further delineation and remediation of contaminated soil are underway. Another contaminated area includes the area surrounding an above-ground crude oil storage tank, the investigation and delineation of which is at an early stage, although the contamination appears to be contained within a fairly limited area.



     Certain terminal facilities have also been identified as requiring upgrading or remediation to meet the requirements of existing environmental, health and safety laws. These include, among other matters, an oil-water separator required to process facility run-off and to treat ballast water, with respect to which the rebuilding of the separator is expected to be completed in 1999, a ballast reception line has been installed, and petroleum contamination discovered beneath the separator is being addressed, and the upgrading of containment areas for above-ground storage tanks, with respect to which survey work has been completed and civil work is expected to commence during 1999. Upgrading and remediation work also includes the removal of underground storage tanks, with respect to which the removal has been completed and the remediation of associated contaminated soil is underway, and the removal of friable asbestos from certain areas of the terminal, the removal and disposal of substantially all of which has been completed and we are awaiting final inspection and the issuance of a certificate of compliance.



     With respect to the foregoing environmental liabilities and costs, Praxair, in connection with the Castle Harlan acquisition, to date has paid approximately $2.3 million. We anticipate incurring additional costs of $0.7 million which are not likely to be reimbursable from Praxair. Based on the investigation conducted and information available to date, the potential cost of additional remediation and compliance related to the foregoing matters is currently estimated to be approximately $10 million. Praxair is required under the Praxair agreement to pay the costs of this additional remediation and compliance, and has not disputed this obligation. However, Praxair has questioned whether some of the methods included in the $10 million estimate are the most cost effective and whether some of the remediation included in such estimate is necessary.



     We have also identified environmental, health and safety costs that are not covered by the Praxair agreement, including the $0.7 million discussed above, for which we accrued $1.5 million during 1996, $10,000 of which has been spent through the end of 1998. We can give no assurances that such accrual is sufficient to cover all such environmental, health and safety costs.



     We can give no assurances that additional liabilities, either presently known or discovered in the future, under existing or future environmental, health and safety laws and outside the scope of the Praxair agreement will not be material. In addition, we can give no assurances that we will not have to incur material expenses before Praxair pays amounts for which Praxair ultimately would be responsible.


     We anticipate that we will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, amendments to such laws and regulations, new regulatory requirements arising from recently enacted statutes, and possibly new statutory enactments. As government regulatory agencies have not yet promulgated the final standards for proposed environmental, health and safety programs, we cannot at this time reasonably estimate the cost for compliance with these additional requirements, some of which will not take effect for several years, or the timing of any such costs. However, we believe any such costs will not have a material adverse effect on our business and financial condition or results of operations.




INFORMATION TECHNOLOGY AND THE YEAR 2000



     Certain computer software and hardware applications and embedded microprocessor, microcontroller or other processing technology applications and systems use only two digits to refer to a year rather than four digits. As a result, these applications could fail or create erroneous results in dealing with certain dates and especially if the applications recognize "00" as the year 1900 rather than the year 2000. During 1997, we developed a Year 2000 plan to upgrade our key information systems and simultaneously address the potential disruption to both operating and accounting systems that might be caused by the Year 2000 problem. The Year 2000 plan also provides for the evaluations of the systems of customers, vendors, and other third-party service providers and evaluations of our non-information technology systems, which include embedded technologies such as microcontrollers and is also referred to as non-traditional information technology.


     We have substantially completed the assessment phase of the Year 2000 plan as it relates to both traditional and non-traditional technology applications and systems. We are currently in the process of testing new Year 2000 compliant terminal operations software at our facilities. We anticipate that the Year 2000 compliant terminal operations systems will be fully implemented in the first quarter of 1999. We recently selected a fully integrated Year 2000 compliant finance, accounting, and human resources system and expect to have the new system fully operational by the third quarter of 1999.


     We have identified some components of our control systems at our two terminals as not being Year 2000 compliant. These systems measure, regulate, control and maintain crude oil and petroleum product flow and fire protection equipment at the terminals. We are currently evaluating the best means to mitigate the possible adverse effects resulting from the potential failure of these systems including repair or replacement and, in some cases, have already initiated replacement of non-compliant components. However, we believe that in a worst case scenario, existing manual overrides would prevent the failure of these systems from having a material adverse effect on our operations.


     In accordance with our Year 2000 plan, we have initiated a formal communications process with other companies with which our systems interface or rely on to determine the extent to which those companies are addressing their Year 2000 compliance. In connection with this process, we have sent numerous letters and questionnaires to third parties and are evaluating those responses as they are received. Where necessary, we will be working with those companies that are not yet Year 2000 compliant to mitigate any material adverse effect such non-compliance may have on us. Based upon information we have received and reviewed of our possible existing relationships with third parties, we do not currently anticipate that any third-party non-compliance would have a material adverse effect on our business, results of operations, or financial condition.

     In 1998, we spent $1.1 million related to our Year 2000 remediation efforts of which we have capitalized $1.0 million and expensed $0.1 million. In 1999, we anticipate spending an additional $0.8 million to complete these efforts of which we anticipate capitalizing $0.7 million and expensing $0.1 million. However, we cannot guarantee that these estimates will be met and actual expenditures could differ materially from these estimates.

     Based upon information currently available to us, we believe our efforts will succeed in preventing the Year 2000 issue from having a material adverse effect on us. However, the pervasive nature of the Year 2000 issue may prevent us from fully assessing and rectifying all systems that could have an effect on our business, results of operations, or financial condition.

POLITICAL, INFLATION, CURRENCY AND INTEREST RATE RISKS

     We periodically evaluate the political stability and economic environment in the countries in which we operate. As a result of these evaluations, we are not presently aware of any matters that may adversely impact our business, results of operations or financial condition. The general rate of inflation in the countries where we operate has been relatively low in recent years causing a modest impact on operating costs. Typically, inflationary cost increases result in adjustments to storage and throughput charges because long term contracts generally contain price escalation provisions. Bunker fuel and bulk product sales prices are based on active markets, and we are generally able to pass any cost increases to customers. Except for minor local operating expenses in Canadian dollars and Netherlands Antilles guilders, all of our transactions are in U.S. dollars. Therefore, we believe we are not significantly exposed to exchange rate fluctuations.


     As all of our present debt obligations carry a fixed rate of interest, except for the undrawn revolving credit facility which varies with changes in the lender's prime lending rate, we believe our exposure to interest rate fluctuations is minimal.


TAX MATTERS

     Our St. Eustatius facility has qualified for designation as a free trade zone and our Point Tupper facility has qualified for designation as a customs bonded warehouse. Such status allows customers and us to transship commodities to other destinations with minimal Netherlands Antilles or Canadian tax effects.


     Pursuant to a Free Zone and Profit Tax Agreement with the island government of St. Eustatius which is scheduled to expire on December 31, 2000, we are subject to a minimum annual tax of 500,000 Netherlands Antilles guilders or approximately $282,000. This agreement further provides that any amounts paid to meet the minimum annual payment will be available to offset future tax liabilities under such agreement to the extent that the minimum annual payment is greater than 2% of taxable income. Discussions regarding modification and extension of this agreement are in progress, and we believe that, although certain terms and conditions could be modified and that the amounts payable to these governments may be increased, extension of this agreement is likely. However, it is possible that such amounts may be increased more than anticipated and that government authorities may impose additional fees if this agreement is not extended or is otherwise amended.


     Tax rates in the jurisdictions in which we operate did not change significantly between 1996 and 1998. Certain income tax liabilities incurred prior to November 27, 1996 were assumed by Praxair,and we retained net operating loss carryforwards of $7.5 million in Canada. We also retained certain investment tax credits in the Netherlands Antilles and Canada, which may be used to offset future taxes payable. As a result of the Castle Harlan acquisition, certain Canadian assets were revalued for tax purposes resulting in a loss of $77.2 million during 1996.

     The combined net operating loss and investment tax credit carryforward available to offset Canadian taxable income was $62.4 million as of December 31, 1998 which expires in varying amounts through 2005.

     We have provided a full valuation allowance against these deferred tax assets because it is not certain that any deferred tax assets will be utilized in the future.

LEGAL PROCEEDINGS


     Global Petroleum Corp. and one of its affiliates sued us in December of 1993 seeking the release of certain petroleum products we were holding to secure the payment of invoices. The Supreme Court of Nova Scotia ordered the release of the products once Global posted a $2.0 million bond. Global claimed damages of $1.2 million for breach of contract, and we counterclaimed for breach of contract and payment of approximately $2.0 million of overdue invoices. In April 1996, Global, Scotia Synfuels Limited and their related companies sued CBI Industries and us in the Supreme Court of Nova Scotia alleging $100 million in damages resulting from misrepresentation, fraud and breach of fiduciary duty. The plaintiffs allege these claims arose out of the level of costs and expenses paid to subsidiaries of CBI Industries and others for the reactivation of the Point Tupper facility and the subsequent sale of the plaintiff's diluted shares in the entity owning the Point Tupper facility to one of our affiliates, which was at that time a subsidiary of CBI Industries. These proceedings are currently in the discovery phase.


     In May 1994, the U.S. Department of Justice sued two of our subsidiaries for $3.6 million of pollution clean-up costs in connection with the discharge of oil into the territorial waters of the U.S. Virgin Islands and Puerto Rico by a barge that had been loaded by one our subsidiaries at St. Eustatius but was not affiliated with us. On April 16, 1998, the U.S. District Court ruled that it lacked jurisdiction over such subsidiary and dismissed it from the case.


     We believe the allegations made in these proceedings are factually inaccurate and therefore without merit and intend to vigorously contest these claims. In connection with the Castle Harlan acquisition, Praxair agreed to indemnify us against damages relating to the proceedings described above. While we can not estimate any ultimate liability or guaranty that Praxair will pay all of the indemnified damages without dispute or delay, we believe these proceedings will not materially affect our business and financial condition, results of operations or ability to make the minimum quarterly distribution.



     We are involved in various other claims and litigation related to the ordinary conduct of our business. Based upon our analysis of legal matters and our discussions with legal counsel, we believe that these matters will not materially impact our business and financial condition, results of operations or ability to make the minimum quarterly distribution.


INSURANCE


     We maintain insurance policies on insurable risks at levels we consider appropriate. At the present time, we do not carry business interruption insurance due to, what we believe, are excessive premium costs for the coverage provided. However, we do carry business interruption insurance for our offshore single point mooring system. While we believe we are adequately insured, future losses could exceed insurance policy limits, or under adverse interpretations, be excluded from coverage. Future liability or costs, if any, incurred under such circumstances could adversely impact cash flow.




ACCOUNTING STANDARDS AND POLICIES


     In 1998, we adopted Statement of Financial Accounting Standards ("SFAS") No. 128--"Earnings Per Share." Pro forma diluted earnings per common and subordinated share and incentive right calculations are determined by dividing net income by the weighted average number of common and subordinated shares and incentive rights outstanding. SFAS No. 128 had no impact on our reported earnings per share.

     In 1998, we adopted SFAS No. 130--"Reporting Comprehensive Income" which establishes standards for the reporting and display of comprehensive income and its components. There were no material differences between net income and comprehensive income.

     In 1998, we adopted SFAS No. 131--"Disclosures about Segments of an Enterprise and Related Information" which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about product and service, geographic areas, and major customers. The adoption of SFAS No. 131 had no impact on results of operations, financial position or cash flow.

     In June 1998, the FASB issued SFAS No. 133--"Accounting for Derivative Instruments and Hedging Activities" which establishes certain standards of accounting for derivative instruments including specific hedge accounting criteria. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 although earlier adoption is allowed. We have not yet quantified the impacts of adopting SFAS No. 133 and have not determined when we will adopt SFAS No. 133. However, as we do not presently have derivative instruments, we do not expect SFAS No. 133 to have a material impact on us.

OTHER MATTERS


     We have reclassified our emergency spill response vessel M/V Statia Responder (formerly known as the M/V Megan D. Gambarella) from its original asset held for sale classification to property and equipment as we are no longer actively seeking buyers for the vessel. Certain of Statia Terminals

Group's preferred stock agreements required it to utilize any net proceeds from the sale of the vessel to redeem Series B Preferred Stock at the applicable redemption price prior to November 28, 1998. As the Series B Preferred Stock was not redeemed by Statia Terminals Group prior to November 28, 1998, the dividend rates on Statia Terminals Group's Series A, B and C Preferred Stock increased from 8% to 14.75% effective November 28, 1998, in accordance with its preferred stock agreements.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We periodically purchase refined petroleum products from our customers and others for resale as bunker fuel, for small volume sales to commercial interests and to maintain an inventory of blend stocks for its customers. Petroleum product inventories are held for short periods, generally not exceeding ninety days. We do not presently have any derivative positions to hedge our inventory of petroleum products. The following table indicates the aggregate carrying value of our petroleum products on hand at December 31, 1998 computed at average costs, net of any lower of cost or market valuation provisions, and the estimated fair value of such products.

                      ON BALANCE SHEET COMMODITY POSITION
                             (DOLLARS IN THOUSANDS)

                                                                                          AS OF DECEMBER 31, 1998
                                                                                       -----------------------------
                                                                                       CARRYING AMOUNT    FAIR VALUE
                                                                                       ---------------    ----------
Petroleum inventory:
  Statia Terminals N.V. ............................................................       $ 4,205          $4,205
  Statia Terminals Canada...........................................................           323             338
                                                                                           -------          ------
Total...............................................................................       $ 4,528          $4,543
                                                                                           -------          ------
                                                                                           -------          ------

                                    INDUSTRY

TERMINALING

     The petroleum terminaling industry consists of two market segments. One segment is characterized by the ownership and management of terminals inland along major crude oil or petroleum product pipelines. This segment is primarily engaged in the distribution of crude oil to inland refineries or of petroleum products via pipeline, rail or truck. The second segment of the industry is marine terminaling. This segment is primarily engaged in bulk storage and transshipment of crude oil and petroleum products of domestic and overseas producers, integrated oil companies, traders, refiners and distributors. "Transshipment" is the process whereby customers transfer their products either from a vessel to storage tanks for subsequent transfer to other vessels for delivery to other destinations or from one ship to another ship across the dock. We are engaged only in marine terminaling.

     Demand for terminaling services depends on the supply of and demand for crude oil and petroleum products in the U.S. The U.S. Department of Energy reports that U.S. demand for crude oil and petroleum products increased at an annual compound growth rate of 1.8% between 1993 and 1998. According to U.S. Department of Energy statistics, while demand in the U.S. has risen, domestic crude oil production has fallen at an annual compound percentage rate of 1.3% between 1993 and 1998 resulting in an increase in crude oil and petroleum product imports at an annual compounded rate of 3.4% over the same period. In addition, the U.S. Department of Energy reports that average U.S. refinery utilization was at 92% in 1993 and 96% in 1998.

     The U.S. Department of Energy projects that the import requirements of crude oil and refined petroleum products into the U.S. will increase at an annual compounded rate of 4.3% from 1998 through 2003.

     A substantial portion of crude oil and petroleum products storage terminals are "captive," i.e., they are owned by producers, refiners and pipeline operators and used almost exclusively for their own operations. The independent terminaling operator segment of the marine terminaling industry which is described in this prospectus excludes these captive terminals. Captive terminal storage is only occasionally made available to the general market and lacks certain competitive advantages of independent operations, the most important of which is confidentiality.

     The Independent Liquid Terminals Association is an international trade association that represents commercial operators of bulk liquid terminals, above-ground tank storage facilities, and pipeline facilities located in North and South America, Europe, Asia, the United Kingdom, Australia, New Zealand and South Africa. As published in the 1997 ILTA Bulk Liquids Terminals Directory, the 86 ILTA member companies operated 483 deepwater barge and pipeline terminals with an aggregate capacity of over 327 million barrels of dry bulk and liquid storage capacity in more than 13,720 tanks. More than 400 of these bulk liquid terminals are located in the U.S. and represent over 277 million barrels of capacity. The portion of the petroleum terminaling industry covered by independent companies operating marine terminaling facilities is difficult to assess.

                  U.S. CRUDE OIL AND PETROLEUM PRODUCT IMPORTS


                                   [BAR CHART]

                  U.S. CRUDE OIL AND PETROLEUM PRODUCT IMPORTS
                          (in million barrels per day)

                   1993                                  8.62
                   1994                                  8.99
                   1995                                  8.84
                   1996                                  9.48
                   1997                                 10.16
                   1998(1)                              10.20

Source: U.S. Department of Energy
(1) This is a projected number.

     Companies generally use marine liquids terminals for various reasons including:

     o to take advantage of economies of scale by transporting crude oil or petroleum products in bulk to a terminal as near to the ultimate destination as possible;

     o to blend crude oil or petroleum products to meet market specifications;

     o to process products stored by their customers to add value for a specific downstream market;

     o to store crude oil or petroleum product temporarily; and


     o to access fuel, in a process known as "bunkering", and supplies for consumption by marine vessels.




BULK CARGO MOVEMENT


     Due to significant economies of scale, petroleum companies ship crude oil from the Middle East, North Sea and West Africa in very-large or ultra-large crude carriers to a transshipment point such as one of our terminals. These very-large and ultra-large crude carriers, however, are too large to deliver their cargo directly to many ports, including virtually all U.S. ports. Therefore, most petroleum companies are forced to either partially or completely "lighter" their cargo, which is the process by which liquid cargo is transferred to smaller vessels, usually while at sea, or transship their cargo through a terminal to other smaller vessels that can enter U.S., Canadian and Caribbean ports. Both of our facilities can handle substantially all of the world's largest fully-laden very-large and ultra-large crude carriers.


     We believe that terminaling offers several advantages over lightering. Terminaling generally provides more flexibility in the scheduling of deliveries and allows our customers to deliver their products to multiple locations. Terminaling is also generally safer and more environmentally sound than lightering which is conducted at sea and may be impacted by vessel movement, adverse weather and sea conditions. Lightering in U.S. territorial waters also creates a risk of liability for owners and shippers of oil. Under the U.S. Oil Pollution Act of 1990 and other state and federal legislation, significant liability is imposed for spills in U.S. territorial waters. In Canada, similar liability exists under the Canadian Shipping Act. Terminaling also provides customers with the ability to access value added terminal services.

     Lightering generally takes significantly longer than discharging at a terminal. For example, a fully laden ultra-large crude carrier may require up to seven days to fully discharge by lightering, but only 24 to 48 hours to fully discharge at our terminals. In addition, terminals allow oil producers to store oil and benefit from value-added services. The advantages of terminaling may be offset in market conditions where the direct costs of terminaling are higher than those of lightering. The direct cost differential of lightering versus terminaling changes as charter rates change for ships of various sizes. Under current market conditions, lightering in most instances costs less than terminaling, primarily by allowing very-large and ultra-large crude carriers to cover the larger portion of the total journey.


     The U.S. Oil Pollution Act of 1990 also prohibits single-hulled tankers built after 1990 from entering U.S. territorial waters, regardless of whether for lightering or docking purposes. In addition, this law prohibits all vessels utilizing single-hulls from entering U.S. territorial waters after 2010. The U.S. Coast Guard has modified these restrictions through regulations which permit lightering activities in restricted lightering zones near the U.S. East coast and Gulf coast. The Canadian Standards for Double Hull Construction of Oil Tankers currently prohibit single-hulled oil tankers, constructed after July 1993, and after January 1, 2010, prohibit substantially all single-hulled oil tankers from entering Canadian territorial waters. Currently, approximately 80% of the world's very-large and ultra-large crude carriers are single-hulled. The majority of such vessels were built prior to 1990.


BLENDING


     Increasingly stringent environmental regulations in the U.S., Canadian and European marketplaces create additional demand for facilities that can blend a variety of components into finished products that meet such regulations as well as customers' specific requirements. Blending requires specialized equipment and expertise. In addition, blenders must have a full range of blendstocks available. The evolving reformulated gasoline market in the U.S., resulting primarily from emission-reduction regulations, including the U.S. Clean Air Act, as amended, tightening specifications for distillates and the increasing need for blended residual fuel are expected to enhance the growth of the product blending segment of the terminaling industry. We regularly blend components to make finished gasolines and various grades of residual fuel. Fuel oils are also blended for utilities and other commercial uses and crude oils are blended for refiners.


PROCESSING

     Atmospheric distillation is a process that applies heat to separate the hydrocarbons in crude oil into certain petroleum products. Most simple distillation units, including ours, produce at least three product streams: naphtha, distillate (heating oil) and residual fuel. The profitability of atmospheric distillation is dependent on feedstock, operating and other costs compared to the value of the resulting products.

SEASONAL AND OPPORTUNITY STORAGE

     Refiners and traders use storage facilities to take advantage of seasonal movements and anomalies in the crude oil and petroleum products markets. When crude oil and petroleum product markets are in contango by an amount exceeding storage costs, the time value of money, the cost of a second vessel plus the cost of loading and unloading at a terminal, the demand for storage capacity at terminals usually increases. When crude oil and petroleum products markets are in backwardation for any length of time, the traditional users of terminal storage facilities are less likely to store product, thereby reducing storage utilization levels. Historically, heating oil has been in contango during the summer months and gasoline has been in contango during the winter months. As a result, demand for heating oil storage is typically strongest during the summer, fall and winter months and demand for gasoline storage is typically strongest in the winter, spring and summer months. We can give no assurances, however, that the crude oil and petroleum products markets will follow these patterns in the future.

                CRUDE OIL SPOT PRICE VS. FOUR MONTH FUTURE PRICE


                                   [GRAPHIC]


Source: New York Mercantile Exchange

     Since late 1997, all segments of the crude oil and petroleum products markets have generally been in contango. As a result, previously available storage tank capacity began to diminish and storage tank lease rates began to rise during 1998. The shift toward contango is due in part to the current worldwide excess supply of crude oil, which has resulted in a sharp decrease in spot prices for most petroleum products. This contango condition followed an unusually long period of backwardation for all segments of the crude oil and petroleum products markets which stretched from the beginning of 1995 to late 1997. We believe that our business was adversely impacted during the backwardation period. Several factors contributed to this unusually long backwardation period, including anticipation of incremental crude oil supplies entering the market from Iraq and elsewhere, a shift to "just in time inventory" positions by many oil companies, and strong demand for petroleum products.

     During 1998, members of the Organization of Petroleum Exporting Countries in conjunction with certain non-OPEC members attempted to reduce worldwide crude oil production with the intent of supporting oil market prices for petroleum products. Although we continue to monitor and evaluate developments at OPEC meetings, we are not aware of any matters from recent meetings that may adversely impact our current terminaling business.

BUNKER SALES


     "Bunkering" means the sale and delivery of fuels to marine vessels to be used for their own engines. The customer base and suppliers of bunker fuel are located worldwide. Sales of bunker fuel, which includes diesel oil, gas oil and intermediate fuel oil, are driven primarily by the proximity of the supply location to major shipping routes and ports of call, the amount of cargo carried by marine vessels and the price, quantity and quality of bunker fuel.


     Bunker fuel is sold under international standards of quality that are recognized by both fuel suppliers and ship operators. Raw materials for bunker fuels are purchased in bulk lots of various grades and then blended to meet customer specifications. Each supplier is responsible for quality control and other merchantability aspects of the fuel they sell.

     Traditionally, the bunker fuel business was concentrated in those ports with high ship traffic and near primary sources of refined marine fuels. In recent years, the number of refiner/suppliers in many ports has diminished and stricter environmental laws have been enacted, primarily in the U.S., Canada and Europe. As a result, the sale of bunker fuel has increased at locations outside the U.S., Canada and Europe.

     As many vessels have large bunker fuel tanks that allow them to travel long distances between refueling stops, we compete with bunker delivery locations around the world. In the Western Hemisphere, there are significant alternative bunker locations, including on the U.S. East coast and Gulf coast and in Panama, Puerto Rico, Aruba, Curacao, Halifax, Rotterdam and various North Sea locations.

                                    BUSINESS

                            INTRODUCTION AND HISTORY


     We believe we are one of the five largest independent marine terminaling companies in the world as measured in terms of storage capacity. At the end of 1998, our tank capacity was 18.7 million barrels. We believe we are the largest independent marine terminal operator handling crude oil imported into the Eastern United States. Our two terminals are strategically located at points of minimal deviation from major petroleum shipping routes. We provide terminaling services for crude oil and refined products to many of the world's largest producers of crude oil, integrated oil companies, oil traders, refiners, petrochemical companies and ship owners. Our customers include Saudi Aramco and Tosco. These customers transship their products through our facilities to the Americas and Europe. We own, lease and operate one storage and transshipment facility located at the island of St. Eustatius, Netherlands Antilles, and one located in Point Tupper, Nova Scotia, Canada. In connection with our terminaling business, we also provide related value-added services, including:



     o bunkering, which is the supply of fuel to marine vessels for their own engines;

     o crude oil and petroleum product blending and processing; and
     o bulk product sales.


     Our EBITDA has increased from $20.3 million in 1996 to $22.5 million in 1997 and to $30.1 million in 1998. EBITDA is presented to provide additional information related to our ability to service debt and is not an alternative measure of operating results or cash flow from operations.



     Our operations began in 1982 as Statia Terminals N.V., with an oil products terminal located on the island of St. Eustatius. In 1984, CBI Industries, Inc., an industrial gases and contracting services company, acquired a controlling interest in Statia Terminals N.V. We purchased Statia Terminals Southwest, Inc. with its facility at Brownsville, Texas, in 1986. In 1990, CBI Industries became the sole owner of Statia Terminals N.V. and Statia Terminals Southwest. In 1993, we acquired the remaining shares not then owned by us of Statia Terminals Point Tupper, Incorporated, located at Point Tupper. In 1996, Praxair, Inc. acquired CBI Industries. In November 1996, Castle Harlan Partners II L.P., members of our management and others acquired from Praxair all of the outstanding capital stock of Statia Terminals N.V., Statia Terminals, Inc., their subsidiaries and certain of their affiliates. Castle Harlan Partners II L.P. is a private equity investment fund managed by Castle Harlan, Inc., a private merchant bank. At the same time, Statia Terminals Point Tupper, Incorporated was amalgamated into Statia Terminals Canada, Incorporated. Statia Terminals Group, Statia Terminals International and Statia Terminals Canada were organized for purposes of facilitating the acquisition by Castle Harlan and our management. In July 1998, we sold Statia Terminals Southwest to an unaffiliated third party purchaser.



     Simultaneously with the closing of this offering, Statia Terminals Group, will redeem or reclassify all of its currently outstanding capital stock, and it will issue the common shares offered hereby, the subordinated shares and the incentive rights. As a result, Praxair's investment in it will be terminated, and the other current holders of Statia Terminals Group's capital stock will continue to own equity of Statia Terminals Group in the form of the subordinated shares and incentive rights. See "The Restructuring."


     Our day-to-day operations are managed at the respective terminal locations. Our management team and employee base possess a diverse range of experience and skills in the terminaling industry. This experience has permitted us to better understand the objectives of our customers and to forge alliances with those customers at our terminals to meet those objectives. Thus, we believe that our operations extend beyond the traditional approach to terminaling. We are a premier provider of the core services offered by other terminal operators. In addition, unlike many of our competitors, we refrain from competing with our customers and provide ancillary, value-added services tailored to support the particular needs of our customers.

                             COMPETITIVE STRENGTHS

     We believe that the quality and breadth of our services and our market presence distinguish us as one of the leading independent marine terminaling companies in the world. We believe that we are well positioned to compete in the independent marine terminaling industry and that our most significant competitive strengths are:

     o Strategic Locations. Our facilities are strategically located near the U.S. East coast and Gulf coast. Our St. Eustatius facility is located at a point of minimal deviation from the major shipping routes from the Arabian Gulf via the Cape of Good Hope, from West Africa to the U.S. East coast and Gulf coast and from the Panama Canal and South America to Europe. Our Point Tupper facility is located on the Strait of Canso at Point Tupper, Nova Scotia, a point of minimal deviation from the shipping routes from the North Sea oil fields to the U.S. East coast, Canada and the Midwestern U.S. via the St. Lawrence Seaway and the Great Lakes system. At Point Tupper we operate the deepest independent ice-free marine terminal on the North American Atlantic coast. The St. Eustatius facility can accommodate all of, and the Point Tupper facility can accommodate substantially all of, the world's largest fully-laden very-large and ultra-large crude carriers.

     We offer a lower cost alternative to U.S. based marine terminals, primarily due to the fact that the Jones Act and certain other U.S. regulations do not apply to our locations. The U.S. Jones Act mandates that cargo transported between two U.S. ports be carried only on American-manufactured, -registered and -crewed vessels, the costs of which are generally considerably higher than those of comparable foreign vessels. In addition, other U.S. regulations require the use of expensive double-hulled vessels and unlimited liability insurance. As a result, use of our foreign facilities is considerably more cost-effective than use of U.S.-based marine terminals for transshipment to other U.S. destinations.


     o High Quality Assets. We have built or renovated approximately 80% of our tank capacity and related marine installations during the last eight years. Since 1990, we have tripled our storage capacity at St. Eustatius and added an offshore single point mooring buoy with loading and unloading capabilities. At Point Tupper, we converted and renovated a former refinery site into an independent storage terminal. We believe that the speed at which our facility can discharge or load crude oil and petroleum products and the level of maintenance and automation and the diversity of our service capabilities at our facilities generally equals or exceeds that of our competitors. Our other facilities constructed prior to 1990 have been maintained to high standards and are in good condition.


     o Breadth of Services. We believe we have a broader range of services than any of the other independent terminals with which we compete. In addition to storage, we provide several complementary services which generate ancillary revenues and additional storage and throughput volume. Such services include bunkering, crude oil and petroleum product blending and processing, emergency and spill response, bulk product sales and other ship services. For example, we own butane storage spheres at each of our facilities which enhance our gasoline blending capabilities, and we own an atmospheric distillation unit at our St. Eustatius facility for refining crude oil and petroleum products. We utilize our butane storage spheres and atmospheric distillation unit to improve the quality and value of our customers' products.

     o Free Trade Status. Our St. Eustatius facility has qualified for designation as a free trade zone and our Point Tupper facility has qualified for designation as a custom bonded warehouse. Such status allows us and our customers to transship products to other destinations and trade with other customers with minimal Netherlands Antilles or Canadian tax effects.


     o Experienced Management Team. Members of our senior management average over 22 years of experience in terminaling-related industries. Prior to joining us, members of our senior management worked at companies such as Pakhoed USA, Inc., GATX Corporation, The Coastal Corporation, Exxon, Hess, Petroleos de Venezuela S.A. and CBI Industries. Their experience has included training in terminal operations, crude oil and petroleum product blending, oil trading, shipping, engineering, construction and project management, refinery operations, sales and marketing, and finance. Senior management experience has enabled us to develop key strategic relationships with customers at our terminal locations.

                               BUSINESS STRATEGY


     Our business strategy is to manage our operations so we can generate stable cash flow and make the minimum quarterly distribution on all of the common and subordinated shares and to increase our asset values. We intend to pursue this strategy principally by:


     o Developing Strategic Relationships. To maximize recurring revenues generated by charges for storage and throughput, we target customers who have a continuing need to store crude oil and petroleum products to supply a specific demand, such as a refinery or other downstream distribution to customers. We seek to understand the long term needs of our principal customers and potential customers and to modify our facilities and operations to meet those needs. To provide maximum flexibility to our customers, our tanks have been designed and constructed to handle a range of crude oil and petroleum products. In certain cases we may, together with a customer, design and build additional storage or processing facilities. We can also offer a customized mix of terminaling related services that improve the quality of or add value to our customers' products. In this manner, we try to provide long term logistical solutions for these customers at our strategically located facilities and thereby become their preferred provider of storage and other terminaling services.


     o Generating Stable Cash Flow Through Long Term Contracts. We have generally entered into long term storage contracts with the customers with whom we have established strategic relationships. These contracts generally have terms of one to five years plus, in most cases, renewal options. These contracts provide us with minimum monthly payments and generate a stable cash flow from both the contracted storage services and the provision of terminaling-related services to these customers and the vessels that transport their products, such as dock charges and standby emergency response fees. Approximately 71% of our 1998 tank capacity and approximately 64% of our 1998 storage and throughput revenues, excluding related ancillary services, were from long term contracts.


     o Emphasizing Customer Confidentiality. In contrast to many of our competitors, we do not compete with our customers in the business of trading crude oil and petroleum products. This ensures that we take full advantage of the most important competitive advantage of terminal operations that are independent from producers, refiners and pipeline operators--confidentiality. We believe that, in general, our customers prefer to do business with providers of services who are not competitors in order to maintain the secrecy of important business data that could affect the demand for and the pricing of their product.

     o Capitalizing on a Wide Range of Value-Added Services Offered. We seek to further differentiate ourselves from our competitors and to increase revenues through our comprehensive range of terminaling-related services which currently includes bunkering, crude oil and petroleum product blending and processing, emergency and spill response, bulk product sales and various ship services.

     o Developing Opportunities at our Point Tupper Facility. Our facility at Point Tupper is the deepest independent ice-free marine terminal on the North American Atlantic coast and one of two independent terminals on the North American Atlantic coast with the capacity to receive substantially all of the largest fully-laden very-large and ultra-large crude carriers. Point Tupper provides regional oil producers seeking to expand their market share in the U.S. with a facility that is approximately two days by ship from the New York, New Jersey and Philadelphia refineries. Point Tupper also has access by ship to the Sarnia, Ontario, Quebec and the U.S. Mid-West refineries. Producers can gain a strategic advantage by using the Point Tupper terminal to deliver cargo via very-large or ultra-large crude carriers and then transshipping the cargo via smaller ships suitable for access to shallower, draft-restricted ports on the upper U.S. East coast. We believe that currently there is no competitor in the region that can provide the combination of crude oil storage, crude oil and petroleum product blending, and transshipment services we offer at Point Tupper. We are seeking to attract additional storage business from producers of crude oil and natural gas in the North Sea and from the emerging production areas located in Eastern Canada. We have a substantial amount of available land at Point Tupper. We plan to build new storage facilities at Point Tupper as the demand for storage increases.

     o Expanding Our Bunkering Operations. In order to compete with busy U.S., Canadian and European ports and to attract more ship operators, we seek to provide reliable supply, timely delivery, and consistent quality of bunker fuel while maintaining overall safety standards. We seek to further develop our business at Point Tupper and expand this business to additional locations in Eastern Canada by capitalizing on our reputation for consistently maintaining a supply of quality marine fuels and lubricants for delivery to bunkering customers. In addition, we plan to pursue opportunities to supply bunkers at additional locations in the Caribbean from our St. Eustatius facility.

     o Strategic Acquisitions. From time to time we will consider opportunities to acquire other marine terminals and related businesses.

                             SERVICES AND PRODUCTS

     We provide storage services in tanks which are designed to meet our customers specifications and a full range of terminaling-related services, including product blending, heating, mixing, separation, and removal of water and other impurities. Our facilities can handle a variety of petroleum materials, including light, medium and heavy crude oils, residual fuel oil, gasoline, gasoline blending components, diesel, marine gas oil, marine diesel oil, aviation fuel, bunker fuel, and butane. Residual fuel oil is comprised of the residue from the distillation of crude oil after the light oils, gasoline, naphtha, kerosene and distillate oils are extracted. We also handle petroleum diluents, lubricating oils, butane and various other petroleum products.


     We own seven berthing locations where vessels may load and discharge crude oil and petroleum products at our St. Eustatius facility and two berthing locations at our Point Tupper facility. With these berthing locations and our uniquely designed mooring facilities and piping configurations, we can handle oil tankers of various sizes, from relatively small to some of the largest in the world and provide services such as simultaneous discharging and loading of vessels and "across the dock" transfers. We charter tugboats and own other marine equipment to assist with docking operations and provide port services.



     We specialize in "in-tank" or "in-line" blending with computer-assisted blending technology that assures product integrity and homogeneity. Our facilities can blend and mix a full range of petroleum products including gasoline, residual fuel oils, including bunker fuel, and crude oil. We believe our blending capability has attracted certain customers who have leased capacity primarily for blending purposes and who have contributed to our bunker fuel and bulk product sales. We have worked closely with residual fuel oil market participants, including refiners and oil traders, to assist them with their blending operations.


     We own storage spheres for butane at both of our facilities that enhance our gasoline blending capabilities. We also own an atmospheric distillation unit for refining at St. Eustatius. We use the storage spheres and the distillation unit to improve product quality and add value to our customers' products.


     As part of our petroleum product sales, we supply bunker fuel in the Caribbean and in Nova Scotia, Canada. At and around St. Eustatius, our bunkering business has evolved from offering bunker fuel to ships at the terminal berths to a delivery system utilizing specially modified barges which provide fuel to vessels at anchor. In the first quarter of 1996, we initiated bunker fuel service operations at Point Tupper with deliveries via pipeline at the terminal berths and by truck in the surrounding Strait of Canso area. During 1996, 1997 and 1998, 615, 575 and 582 vessels, respectively, received bunker fuels from us in the Caribbean. During this period, we have concentrated our sales and marketing efforts in the Caribbean to sell larger volumes of fuel per vessel call. During this period the average volume of bunker fuel delivered per vessel has increased as has the total volume delivered, while the number of vessels bunkering at our facility has varied from year to year. In Canada during 1996, 1997 and 1998, 19, 10 and 3 vessels, respectively, received bunker fuels from us. During this period, we leased the storage capacity that we had previously allocated to storage of bunker fuel and did not pursue additional bunkering customers.



     We purchase small quantities of petroleum products primarily to maintain an inventory of certain blendstocks and bunker fuel. From time to time we purchase and sell product to accommodate customers who wish to dispose of small quantities of product or assist customers' sales activities and occasionally to take advantage of attractive buying opportunities.

     Netherlands Antilles and Canadian environmental laws and regulations require ship owners, vessel charterers, refiners and terminals to have access to spill response capabilities. At St. Eustatius, we own and operate the M/V Statia Responder (formerly known as the M/V Megan D. Gambarella), a 194 foot multi-function emergency response and maintenance vessel with spill response and firefighting capabilities and underwater diving support. The Statia Alert, a barge that is capable of recovering 200 gallons per minute of oil/water mixture, and two response boats that can deploy booms to contain a spill within a certain area and release absorbent materials, support our emergency and spill response capability at St. Eustatius. The St. Eustatius facility also has three tugs on time charter, and owns a line handling vessel and two mooring launches, all of which are available for safe berthing of vessels calling at the terminal and for emergency and spill response. Our customers benefit by ready access to this equipment, and we charge each vessel that calls at our St. Eustatius facility a fee for this capability.


     Statia Terminals Canada charters tugs, mooring launches and other vessels to assist with the movement of vessels through the Straight of Canso, the safe berthing of vessels at Point Tupper and other services to vessels.


     Statia Terminals Canada owns and operates two fully-equipped spill response vessels on Cape Breton Island in Canada, one located at Point Tupper and the other located in Sydney, Nova Scotia. In the event of an oil spill, these vessels can deploy containment and clean-up equipment including skimmers to retrieve product from the surface of the water, booms to contain spills, and absorbents to absorb spilled product. We believe that the presence of fully equipped spill response vessels in port is important in attracting integrated oil companies to our facilities.


                                    PRICING

     Storage and throughput pricing in the petroleum terminaling industry is subject to a number of factors, including variations in petroleum product production and consumption, economic conditions, political developments, seasonality of demand for certain products and the geographic sector of the world being serviced. At the customer level, terminal selection focuses primarily on:

     o the location;
     o the quality of service; and
     o the range of services offered.

Although price is always an issue, price differentials among competing terminals are frequently less important to the customer because terminaling costs represent only a small portion of the customer's total distribution costs.

     Our pricing strategy is based primarily on petroleum market conditions and oil price trends. We also take into consideration the quality and range of our services compared to those of competing terminals, prices prevailing at the time in the terminaling market in which we operate, and cost savings from shipping to our terminal locations. In situations requiring special accommodations for the customer (e.g. unique tank modification or construction of new tanks), we may price on a rate-of-return basis.


     We enter into written storage and throughput contracts with customers. During 1998, approximately 64% of our storage and throughput revenues, excluding related ancillary services, were attributable to long term storage and throughput agreements of one year or more. Our long-term storage and throughput agreements are individually negotiated with each customer. The typical agreement specifies tank storage volume, the commodities to be stored, a minimum monthly charge, an excess throughput charge for throughput volume in excess of the volume specified in the storage contract and a price escalator. In addition, there may be charges for certain additional services such as the transfer, blending, mixing, heating, decanting and other processing of stored commodities. The minimum monthly charge is due and payable without regard to the volume of storage capacity, if any, actually utilized. For the minimum monthly charge, the user is generally allowed to deliver, store for one month and remove the specified tank storage volume of commodities. As an incentive for the user to throughput additional barrels, the excess throughput charge is typically a lower rate per barrel than the rate per barrel utilized in establishing the minimum monthly charge. Year-to-year escalation of charges is typical in long-term contracts.


                            INFORMATION BY LOCATION

  ST. EUSTATIUS, NETHERLANDS ANTILLES


     We own a terminaling facility located on the Netherlands Antilles island of St. Eustatius which is located at a point of minimum deviation from major shipping routes. St. Eustatius is approximately 1,900 miles from Houston, 1,500 miles from Philadelphia, 550 miles from Amuay Bay, Venezuela, and 1,100 miles from the Panama Canal. This facility is capable of handling a wide range of petroleum products, including crude oil and refined products. A three-berth jetty, a monopile with platform, a floating hose station and an offshore single point mooring buoy with loading and unloading capabilities serve the terminal's customers' vessels.


     This facility has 27 tanks with a total capacity of 5.2 million barrels dedicated to fuel oil storage, 15 tanks with total capacity of 1.1 million barrels dedicated to petroleum products storage, a 15,000 barrel butane sphere, and eight tanks totaling 5.0 million barrels dedicated to multigrade crude oil storage. The fuel oil and petroleum product facilities have in-tank and in-line blending capability. The crude storage is the newest portion of the facility, construction of which was completed in early 1995 by CBI Industries. The storage tanks comply with construction standards that meet or exceed American Petroleum Institute, National Fire Prevention Association and other material industry standards. Crude oil movements at the terminal are fully-automated. In addition to the storage and blending services at St. Eustatius, this facility has the flexibility to utilize certain storage capacity for both feedstock and refined products to support its atmospheric distillation unit, which is capable of processing up to 15,000 barrels per day of feedstock, ranging from condensates to heavy crude oil.


     The St. Eustatius facility can accommodate the world's largest vessels for loading and discharging crude oil. The single point mooring system can handle a single fully-laden vessel of up to 520,000 dead weight tons, which is a marine vessel's carrying capacity, with a draft of up to 120 feet. The single point mooring system can discharge or load at rates in excess of 100,000 barrels of crude oil per hour. There are six pumps connected to the single point mooring system, each of which can pump up to 18,000 barrels per hour from the single point mooring system to the storage tanks. The jetty at St. Eustatius can accommodate three vessels simultaneously. The south berth of the jetty can handle vessels of up to 150,000 dead weight tons with a draft of up to 55 feet. The north berth of the jetty can handle vessels of up to 80,000 dead weight tons with a draft of up to 55 feet. There is also a barge loading station on the jetty. At the south and north berths of the jetty, 25,000 barrels per hour of fuel oil can be discharged or loaded. To accommodate the needs of our gasoline blending customers, we have recently completed installation of a monopile with platform that can handle vessels of up to 40,000 dead weight tons with a draft of up to 46 feet. The monopile with platform can handle two vessels simultaneously and can discharge or load 12,000 barrels per hour of refined products. In addition, this facility has a floating hose station that we use to load bunker fuels onto our barges for delivery to customers. We believe that the speed at which our facility at St. Eustatuis can load crude oil and petroleum products off of or onto vessels gives us a competitive advantage due to reductions in the time ships spend idle in ports.


     Notwithstanding periods of unusually adverse market conditions, including the backwardation which persisted from the first quarter of 1995 to the fourth quarter of 1997, the average percentage of our available capacity that we leased at the St. Eustatius facility for each of the years ended 1996, 1997, and 1998 was 80%, 76% and 92% respectively. We believe that cost advantages associated with the location of our facility, shipping economies of scale, product blending capabilities and the availability of a full range of ancillary services at the facility has driven the demand for our storage services. Storage capacity at the St. Eustatius facility has grown from 2.0 million barrels of fuel oil storage in 1982 to its present capacity of 11.3 million barrels for crude oil and petroleum products.


     The ability to blend a comprehensive range of refined products from gasoline through residual fuel oils has contributed to our success in leasing the facility's tankage. We have generally leased our refined product tanks at or near full capacity on a continuous basis. We have worked closely with residual fuel oil market participants to assist them with their blending operations by offering a selection of product blending components and computerized blending services. We have a five-year contract, which is subject to renewal for an additional term of 5 years at the customer's discretion, with Bolanter Corporation, a subsidiary of Saudi Aramco, for 5.0 million barrels of dedicated crude oil storage. Bolanter uses this storage to service a number of its customers in the Western Hemisphere. The terminal enables Bolanter to transport various grades of crude oil closer to market, at competitive transportation rates.


     Recognizing the strategic advantage of its location in the Caribbean near major shipping lanes, we deliver bunker fuel to vessels at our St. Eustatius facility. The bunkering business has evolved from offering fuels to ships at the berth to a delivery system utilizing specially modified barges that provide fuel to vessels at anchorage. The location of the terminal on the leeward side of the island, which provides natural protection for ships, generally favorable year-round weather conditions and deep navigable water at an anchorage relatively close to shore, attracts ships to this facility for their bunker fuel requirements. Four of our barges support the bunker fuel sales operation.

     During 1998, we commissioned an atmospheric distillation unit at St. Eustatius. The unit is capable of processing up to 15,000 barrels per day of feedstock ranging from condensates to heavy crude oil. This distillation unit can produce naphtha, distillate (heating oil) and residual fuel oil. We believe that the capability to process feedstock for third parties may create opportunities for us.

     We own and operate all of the berthing facilities at our St. Eustatius terminal for which we charge vessels a dock charge. Vessel owners or charterers may incur separate charges for facilities use and associated services such as pilotage, tug assistance, line handling, launch service, emergency and spill response and ship services.

  POINT TUPPER, NOVA SCOTIA, CANADA


     We own a terminaling facility located in the Strait of Canso, near Port Hawkesbury, Nova Scotia, Canada which is located at a point of minimal deviation from major shipping routes. Point Tupper is approximately 700 miles from New York City, 850 miles from Philadelphia and 2,500 miles from Mongstad Terminal in Norway. This facility operates the deepest independent ice-free marine terminal on the North American Atlantic coast, with access to the U.S. East coast, Canada and the Midwestern U.S. via the St. Lawrence Seaway and the Great Lakes system. The Point Tupper facility can accommodate substantially all of the largest fully laden very-large and ultra-large crude carriers for loading and discharging.


     We renovated our facilities at Point Tupper and converted a former oil refinery site into an independent storage terminal. This work, performed primarily by a subsidiary of CBI Industries, began in 1992 and was completed in 1994. The tanks were renovated to comply with construction standards that meet or exceed American Petroleum Institute, National Fire Prevention Association and other material industry standards.

     We believe that our dock at Point Tupper is one of the premier dock facilities in North America. The south berth of the Point Tupper facility's dock, Berth One, can handle fully laden vessels of up to 400,000 dead weight tons with a draft of up to 84 feet. At Berth One, approximately 75,000 barrels per hour of crude oil, approximately 40,000 barrels per hour of diesel or gasoline, or 12,000 barrels per hour of fuel oil can be discharged or loaded. Berth Two can accommodate vessels of up to 80,000 dead weight tons with drafts of up to 40 feet. At Berth Two, approximately 25,000 barrels per hour of crude oil, approximately 25,000 barrels per hour of diesel or gasoline, or approximately 25,000 barrels per hour of fuel oil can be discharged or loaded. Liquid movement at the terminal is fully automated. The Point Tupper facility can accommodate two vessels simultaneously. We charge separately for the use of the dock facility as well as associated services, including pilotage, tug assistance, line handling, launch service, spill response and ship services.


     The berths at the dock at the Point Tupper facility connect to a 7.4 million barrel tank farm. The terminal has the capability of receiving and loading crude oil, petroleum products and certain petrochemicals. This facility has eight tanks with a combined capacity of 3.6 million barrels dedicated to multigrade crude oil storage, two tanks with a combined capacity of 0.5 million barrels dedicated to fuel oil storage and 24 tanks with a combined capacity of
3.3 million barrels dedicated to petroleum products storage, including gasoline, gasoline blend components, diesel and distillates.

During 1997, approximately two-thirds of the storage tanks dedicated to petroleum products were converted to crude oil storage. The facility also has a 55,000 barrel butane storage sphere. This sphere is one of the largest of its kind in North America and we expect it to enhance our petroleum products blending operations. The average capacity leased at the Point Tupper facility over each of the last three years ended 1996, 1997, and 1998 was 55%, 70% and 93%, respectively.


     In order to comply with our safe handling procedures and Canadian environmental laws, we own and operate two fully equipped spill response vessels on Cape Breton Island, one located at Point Tupper and the other located in Sydney. In addition to these vessels, we have the capability to respond to spills on land or water with a combined spill response capability of over 2,500 metric tons at this terminal location. An additional 7,500 metric ton spill response capability is immediately available at Point Tupper by agreement with another response organization. Our customers benefit by ready access to the equipment. In 1995, one of our subsidiaries was granted Canadian Coast Guard certification as a response organization with spill response capabilities. Consequently, vessels calling in the Strait of Canso are required to pay us a subscription fee for access to the services provided by the spill response organization, even if they do not dock at our terminal.

     There are two truck racks at the Point Tupper facility. The north truck rack has the capability to load 550 barrels per hour of fuel oil and the south truck rack has the capability to load 550 barrels per hour of fuel oil or up to 550 barrels per hour of diesel.

     In 1994, a predecessor to one of our subsidiaries entered into a long term storage contract with a large oil refiner, Tosco Corporation. The contract contains two five-year renewal options at the customer's discretion. The contract commits 3.6 million barrels of crude oil storage at the Point Tupper facility, representing approximately 48% of the terminal's total capacity. A portion of the remaining tanks at the Point Tupper facility, initially designed for the storage of gasoline, distillates, aviation fuel and other petroleum products, was converted during 1997 to crude oil storage and leased. Currently, 71% of this facility's tankage is dedicated to crude oil, 23% to clean, refined products and 6% to residual fuel oil.

     In the first quarter of 1996, we initiated the offering of bunkering services at Point Tupper. Delivery of bunker fuel at Point Tupper is currently being made via pipeline to vessels transferring cargo at the berths and via truck to vessels in the surrounding area.


     We entered into a lease and storage agreement in 1998 with Sable Offshore Energy, Inc. with regard to a 25 year lease, with two 25 year options, of a portion of our land and a 12 year agreement for the storage and throughput of Sable's products. Sable is leasing the site, building a natural gas liquids fractionation plant, storage and rail handling facilities on the site, and leasing over 500,000 barrels of our existing storage capacity. The fractionation plant will process an average of 20,000 barrels per day of natural gas liquids extracted from the Sable Island region of Nova Scotia, Canada, and delivered via pipeline for the fractionation plant from Sable's Goldboro Gas Processing Plant in Guysborough County, Nova Scotia. While the natural gas liquid volumes will vary according to field source and production rates, the fractionation plant is expected to produce about 10,300 barrels per day of condensate (light oil), 6,250 barrels a day of propane, and about 3,250 barrels per day of butane. The fractionation plant is currently under construction and is expected to be completed by November 1999.



     We are finalizing a land exchange agreement with the Province of Nova Scotia conveying certain land we own at the Point Tupper terminal site to the Province of Nova Scotia in exchange for the conveyance by the Province of Nova Scotia of certain unused road rights-of-way on our remaining property at Point Tupper. The land being transferred to the Province is principally the approximately 1,296 acres comprising Lake Landrie and adjacent watershed land.


                                  COMPETITION

     The main competition to crude oil storage at our facilities is from lightering. Under current market conditions, lightering in most instances costs less than terminaling. The price differential between lightering and terminaling is primarily driven by the charter rates for vessels of various sizes because terminaling generally occupies a very-large or ultra-large crude carrier for a shorter period of time than lightering. A very-large crude carrier can be lightered in approximately four days if lightering vessels are available for continuous back to back operations and the weather is good. However, if fewer lightering vessels are available or bad weather interrupts, it can take longer to load or discharge product. Depending on charter rates, the longer charter period associated with lightering is generally offset by various costs associated with terminaling including storage costs, dock charges and spill response fees. In addition, terminaling reduces the risk of environmental damage associated with lightering.

     The independent terminaling industry is fragmented and includes both large, well-financed companies that own many terminal locations, and smaller companies that may own a single terminal location. We are a member of the Independent Liquid Terminals Association, which among other functions, publishes a directory of terminal locations of its members throughout the world. Customers with specific geographic and other logistical requirements may use the ILTA directory to identify the terminals in the region available for specific needs and to select the preferred providers on the basis of service, specific terminal capabilities and environmental compliance.

     In addition to the terminals owned by independent terminal operators, many state-owned oil producers and major energy and chemical companies also own extensive terminal facilities, and these terminals often have the same capabilities as terminals owned by independent operators. While the purpose of such terminals is to serve the operations of their owners, and they do not customarily offer terminaling services to third parties, these terminals occasionally are made available to the market when they have unused capacity on a short term and irregular basis. Such terminals lack certain competitive advantages of independent operators, the most important of which is confidentiality.

     In many instances, major energy and chemical companies that own storage and terminaling facilities are also significant customers of independent terminal operators. Such companies typically have strong demand for terminals owned by independent operators when independent terminals have more cost-effective locations near key transportation links such as deep-water ports. Major energy and chemical companies also need independent terminal storage when their captive storage facilities are inadequate, either because of size constraints, the nature of the stored material or specialized handling requirements.

     Independent terminal owners compete based on the location and versatility of their terminals, service and price. A favorably located terminal will have access to cost-effective transportation both to and from the terminal. Possible transportation modes include waterways, railroads, roadways and pipelines.

     Terminal versatility is a function of the operator's ability to offer safe handling for a diverse group of products with potentially complex handling requirements. The primary service function provided by the terminal is the safe storage and return of all of the customer's product while maintaining product integrity. Terminals may also provide additional services, such as heating, blending, water removal and processing with assurance of proper environmental handling procedures or vapor control to reduce evaporation.

     We believe our competitors to our terminals include:

                                                                                                             STORAGE CAPACITY
                                  NAME(1)                                            LOCATION                   (BARRELS)
----------------------------------------------------------------------------   --------------------          ----------------
ST. EUSTATIUS
  Baprovin (BORCO)..........................................................   Bahamas                           10,475,000(3)
  Bonaire Petroleum Corp. N.V...............................................   Bonaire, N.A.                     10,100,000(3)
  Commonwealth Oil Refining Company (CORCO).................................   Puerto Rico                       12,000,000(2)
  South Riding Point Holding, Ltd...........................................   Bahamas                            5,200,000

POINT TUPPER
  International-Matex Tank Terminals........................................   Bayonne, NJ                       14,000,000
  GATX Terminals Corporation................................................   Carteret, NJ                       6,652,000
  South Riding Point Holding, Ltd...........................................   Bahamas                            5,200,000
  Stolthaven Perth Amboy Inc................................................   Perth Amboy, NJ                    2,146,000(4)
  International-Matex Tank Terminals........................................   Quebec City, Canada                1,270,000
  Multiple..................................................................   NY/NJ Harbor        (greater than)35,000,000

------------------
Source: OPIS Directories Petroleum Terminal Encyclopedia 1999, Tenth Edition, unless otherwise specified.

(1) Does not include captive terminals other than those which provide to third parties a significant amount of their capacity on a somewhat regular basis. Captive terminals are generally used almost exclusively for the operations of the producers, refiners or pipeline operators who own them and are only occasionally made available to the market on a short term basis. Captive terminals lack certain competitive advantages of independent operations, the most important of which is confidentiality. See "Industry."

(2) We believe such storage capacity to be less than fully useable.

(3) Information provided to us by a source we believe to be reliable.

(4) Source: OPIS Petroleum Terminal Encyclopedia, Ninth Edition.

     In our bunkering business, we compete with the ports to which or from which each vessel travels or bypasses.

                                   CUSTOMERS

     Our customers include many of the world's largest producers of crude oil, integrated oil companies, oil traders, refiners, petrochemical companies and ship owners.


     We presently have several significant long term contracts at St. Eustatius, including a five-year contract with a five-year renewal option at the customer's discretion with Bolanter Corporation, N.V., which became effective in early 1995. Bolanter Corporation is a subsidiary of Saudi Aramco. This storage and throughput contract commits all of the St. Eustatius facility's current crude oil storage capacity to Bolanter, which represents approximately 44% of the terminal's total capacity and 7.4% of our 1998 revenues, with an additional 7.7% of our 1998 revenues derived from parties unaffiliated with Bolanter but generated by the movement of Bolanter's products through the St. Eustatius terminal. In addition, revenues from another affiliate of Saudi Aramco which received bunker fuels at our St. Eustatius facility accounted for 1.5% of our total 1998 revenues.



     In addition, we presently have several significant long term contracts at Point Tupper, including a five-year contract with two five-year renewal options, at the customer's discretion, with a major refiner, a subsidiary of Tosco Corporation. This contract became effective in August 1994 and commits approximately 49% of the present tank capacity at Point Tupper. It represented approximately 7.1% of our 1998 revenues, with an additional 1.9% of our 1998 revenues being derived from parties unaffiliated with Tosco but generated by the movement of Tosco's products through the Point Tupper terminal.


     In addition, we have another terminaling services customer which represented 5.2% of our 1998 revenues. We also supply bunker fuel to a customer which represented 8.5% of our 1998 revenues.

     No other customer accounted for more than 5% of our total 1998 revenues.

                                   SUPPLIERS

     We presently have a bunker fuel supply contract at St. Eustatius with a major state-owned oil producer, which became effective in 1992 and was periodically renewed until it expired on December 31, 1998. We are presently continuing this supply relationship on a month-to-month basis. We are discussing renewal of this contract with our present supplier as well as opportunities with other potential suppliers. This contract presently provides us with the majority of the fuel oil necessary to support our bunker and bulk product sales requirements. We procure the balance of our fuel oil and other supplies necessary for our operations from various sources. We believe that suitable alternate sources of supply are readily available from which we can procure fuel oil should deliveries under our current contract be interrupted or are not renewed. However, such alternative sources of supply are subject to changing oil market conditions and prices.

     At Point Tupper, we are attempting to secure an adequate source of supply for our bunker fuel sales business to enable significant increases in volumes for delivery to vessels calling at this facility.

                    ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

     Our subsidiaries are subject to comprehensive and periodically changing environmental, health and safety laws and regulations within the jurisdictions of our operations, including those governing oil spills, emissions of air pollutants, discharges of wastewater and storm waters, and the disposal of non-hazardous and hazardous waste. We believe we are presently in substantial compliance with applicable laws and regulations governing environmental, health and safety matters. We have taken measures to mitigate our exposure to environmental risks including automation and monitoring equipment, employee training, maintaining our own emergency and spill response equipment at each terminal and maintaining liability insurance for certain accidental spills. The following table shows our capital expenditures in millions of dollars for compliance with environmental laws and regulations and routine operational compliance costs for the periods indicated.

                                                                                    CAPITAL       ROUTINE OPERATIONAL
                                    PERIOD                                        EXPENDITURES           COSTS
-------------------------------------------------------------------------------   ------------    -------------------
1996...........................................................................       $1.3               $ 0.4
1997...........................................................................        1.3                 0.2
1998...........................................................................        2.7                 0.9

  ST. EUSTATIUS


     Until recently, the St. Eustatius terminal has not been subject to significant environmental, health and safety regulations, and health, safety and environmental audits have not been required by law. No environmental or health and safety permits are required for the St. Eustatius terminal except under the St. Eustatius Nuisance Ordinance. A license under the St. Eustatius Nuisance Ordinance was issued to us in February 1997 subject to compliance with certain requirements. The requirements established by the license set forth certain environmental standards for operation of the facility, including monitoring of air emissions, limits on and monitoring of waste-water discharges, establishment of a waste-water treatment system, standards for above-ground storage tanks and tank pits, reporting and clean-up of any soil or water pollution and certain site security measures. To date, we have complied with the license requirements and do not expect further compliance to have a material adverse effect on our business and financial condition, results of operations or our ability to make the minimum quarterly distribution. We will address future improvements to the facility that may be necessary to comply with new environmental, health and safety laws and regulations, if any, as they arise.


     The St. Eustatius terminal management and consultants supervise the on and off-site disposal and storage of hazardous waste materials. The nature of our business is such that spills of crude oil or petroleum products may occur at the terminal periodically. Over the past three years, all spills at the St. Eustatius terminal were reported to the appropriate environmental authorities and have not resulted in any citations by such authorities for violations of law. We have remediated all such spills.

     Two government inspections were performed during each of 1997 and 1998 with no citations issued.

  POINT TUPPER

     The Point Tupper terminal is subject to a variety of environmental, health and safety regulations administered by the Canadian federal government and the Nova Scotia Department of Environment. While air emission monitoring is not required by the NSDOE, surface water discharge outfall and groundwater monitoring are required and are performed on a routine basis in accordance with current requirements of the permit issued by NSDOE. We believe we have all requisite environmental permits in place. The principal permit is the Industrial Waste Treatment Works Permit issued by the NSDOE in 1992. That permit is presently being amended by the NSDOE, but we do not expect the amendments to significantly change our obligations under the permit. The nature of our business is such that spills of crude oil or refined products may occur at the terminal periodically. Over the past three years, all spills at the Point Tupper terminal were reported and remediated to the satisfaction of the applicable agencies and have not resulted in any citations by such authorities. Statia Terminals Canada has recently discovered a leak in one tank, has emptied the tank and is in the process of repairing it and remediating the spillage.

     Past uses of the facility by others, including its past operation by others as an oil refinery, have resulted in certain on-site areas of known and potential contamination, as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental, Health and Safety Matters."

                                   EMPLOYEES

     As of November 30, 1998, excluding contract labor, we employed 211 people. Forty employees were located in the U.S., 98 on St. Eustatius, and 73 at Point Tupper. A majority of our employees at both the St. Eustatius and Point Tupper facilities are unionized. We believe that our relationships with our employees are good. We have never experienced a material labor related business disruption.

  ST. EUSTATIUS


     The Windward Islands Federation of Labor represents the majority of hourly workers at St. Eustatius. We entered into an agreement with WIFOL on June 1, 1993, which extended to May 31, 1996. The agreement provided for automatic one year extensions if neither party requested an amendment. We have not requested or received any requests for an extension. We believe that the agreement no longer binds us, but we continue to provide pay and benefits to the hourly workers as if the agreement was still in effect. In early 1997, management and a select group of supervisory and office personnel at St. Eustatius discussed organizing into a collective bargaining group. We believe these matters will not materially impact our business and financial condition, results of operations or ability to make the minimum quarterly distribution.


  POINT TUPPER


     The Communications, Energy and Paperworkers Union represents a majority of Point Tupper's hourly work force. During 1995, we signed a three-year agreement with CEPU that expired on September 30, 1998. We are currently negotiating with CEPU and continuing our operations without an agreement. We believe these matters will not materially impact our business and financial condition, results of operations or ability to make the minimum quarterly distribution.


     We have experienced two minor work stoppages in the last four years. In April 1994, employees stopped working for approximately one-half of a day to protest alleged inadequate safety conditions at the facility. The following April, electricians picketed for approximately two hours to protest the employment of non-union workers on one project. Most of the workers at the facility were unaffected by the activity.

                               LEGAL PROCEEDINGS

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Legal Proceedings."

                                   INSURANCE


     Our property insurance covers damage to the real and personal property located at our two terminals and administrative offices. The property loss limit is $150 million with a $0.1 million deductible, except for a $0.5 million deductible for certain losses caused by natural forces, such as wind, flood and earthquake, at St. Eustatius. We carry various layers of liability coverage of up to $200 million with a deductible of approximately $0.3 million, including coverage for liabilities associated with certain accidental spills. We carry
$30 million of coverage on the offshore single point mooring system at St. Eustatius with a deductible of approximately $0.3 million. We have coverage up to scheduled values for damage to our marine vessels with a $50,000 deductible. We also carry other insurance customary in the industry.


     Our current insurance program commenced January 1, 1999 and generally extends 15 months.

     We believe that the cost of business interruption insurance does not warrant carrying it under current market conditions. Therefore, we do not have, and do not plan to carry, business interruption insurance except with respect to the offshore single point mooring system.

                                   MANAGEMENT

                        DIRECTORS AND EXECUTIVE OFFICERS


     At the closing, the board of directors of Statia Terminals Group will be divided into 3 classes. The directors serve six year terms which are staggered such that approximately one-third of the directors are elected every two years. The board of directors of Statia Terminals Group duly elects the executive officers to serve until their respective successors are elected and qualified.


     The following table sets forth certain information with respect to the directors and executive officers of Statia Terminals Group:



                                                                                TERM
                     NAME                          AGE         POSITION        EXPIRES
-----------------------------------------------    ---     ----------------    -------
James G. Cameron(3)............................    52      Director
John K. Castle(2)(3)...........................    58      Director
Admiral James L. Holloway, III(1)..............    76      Director
Francis Jungers(2).............................    72      Director
David B. Pittaway(1)(2)(3).....................    47      Director
Jonathan R. Spicehandler(1)....................    50      Director
Ernest "Jackie" Voges..........................    67      Director
Justin B. Wender(1)............................    29      Director
Thomas M. Thompson, Jr.........................    53      Vice President
Robert R. Russo................................    43      Vice President
James F. Brenner...............................    40      Vice President
                                                             and Treasurer
Jack R. Pine...................................    59      Secretary


------------------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) Member of Executive Committee.


     Pursuant to a shareholders agreement among all of the shareholders of [Newco], which will consist of all of our present owners except Praxair, the board of directors of [Newco] will determine how the subordinated shares and any common shares held by [Newco] will be voted, including voting for directors of Statia Terminals Group. Under the agreement, these shares must be voted in favor of one nominee of our executive officers, who must be one of our employees. [Newco] will be controlled by Castle Harlan and its affiliates.



     The directors of Statia Terminals, Inc., an indirect subsidiary of Statia Terminals Group, are currently elected annually by their shareholders to serve during the ensuing year or until a successor is duly elected and qualified. The board of directors of Statia Terminals, Inc. duly elects the executive officers to serve until their respective successors are elected and qualified.


     The following table sets forth certain information with respect to certain directors and executive officers of Statia Terminals, Inc.:

                   NAME                       AGE                    POSITION
-------------------------------------------   ---   -------------------------------------------
James G. Cameron...........................   52    Director, Chairman of the Board and
                                                      President
Thomas M. Thompson, Jr.....................   53    Director and Executive Vice President
Robert R. Russo............................   43    Director and Senior Vice President
Jack R. Pine...............................   59    Senior Vice President, General Counsel and
                                                      Secretary
John D. Franklin...........................   42    Vice President--Marine Fuel Sales
James F. Brenner...........................   40    Vice President--Finance, Treasurer and
                                                      Assistant Secretary

     James F. Brenner. Mr. Brenner has been Vice President and Treasurer of Statia Terminals Group since December 23, 1996. Mr. Brenner joined us in 1992, as our Controller, and was promoted to his present position in May, 1996. Immediately prior to joining us, he served three years as Vice President, Finance and Chief Financial Officer of Margo Nursery Farms Inc., a publicly traded agribusiness firm with European and Latin American operations. From 1986 to 1990, Mr. Brenner was Treasurer of Latin American Agribusiness Development Corp., a company providing debt and equity financing to agribusinesses throughout Latin America. His duties included serving as director for several of its corporate investments. From 1981 to 1986, Mr. Brenner held various positions with the international accounting firm of PricewaterhouseCoopers (formerly Price Waterhouse LLP). Mr. Brenner is a licensed Certified Public Accountant in Florida (inactive status).



     James G. Cameron. Mr. Cameron has been a director of Statia Terminals Group since February 6, 1997. Mr. Cameron has been with us since 1981. From 1981 to 1984, Mr. Cameron served as the Project Manager spearheading the design and construction of the St. Eustatius terminal facility. Mr. Cameron was promoted in 1984 to Executive Vice President of Statia Terminals, Inc. Since being named President and Chairman of the Board of Statia Terminals, Inc. in 1993,
Mr. Cameron has served on the board of directors of Tankstore, which was a joint venture company of CBI Industries, GATX Corporation and Paktank International B.V. Mr. Cameron has also served on the board of directors of Petroterminal de Panama, where he represented CBI Industries' ownership in the pipeline traversing the isthmus of Panama. His prior experience in the petroleum industry dates back to 1969 when he joined Cities Service Company as a marine engineer. Mr. Cameron subsequently joined Pakhoed USA, Inc., where he served in a variety of positions including Project Engineer, Manager of Engineering & Construction, Maintenance Manager and Terminal Manager, which included the management of Paktank's largest facility in Deer Park, Texas.



     John K. Castle. Mr. Castle has been a director of Statia Terminals Group since February 6, 1997. Mr. Castle is Chairman and Chief Executive Officer of Branford Castle, Inc., an investment company formed in 1986. Since 1987,
Mr. Castle has been Chairman of Castle Harlan, Inc., a private merchant bank in New York City. Mr. Castle is Chief Executive Officer of Castle Harlan Partners II, G.P. Inc., the general partner of the general partner of Castle Harlan Partners II L.P., which is our controlling stockholder. Immediately prior to forming Branford Castle, Inc. in 1986, Mr. Castle was President and Chief Executive Officer and a director of Donaldson Lufkin & Jenrette, Inc., which he joined in 1965. Mr. Castle is a director of Sealed Air Corporation, Morton's Restaurant Group, Inc., Commemorative Brands, Inc. and Universal Compression, Inc. He is a trustee of the New York Medical College (for 11 years he was Chairman of the Board), a member of The New York Presbyterian Hospital's Board of Trustees, a member of the board of the Whitehead Institute for Biomedical Research and is a member of the Corporation of the Massachusetts Institute of Technology. Mr. Castle has also served as a director of The Equitable Life Assurance Society of the United States.


     John D. Franklin. Mr. Franklin joined us in March, 1992 as Manager, Marine Sales and has been the Vice President--Marine Fuel Sales since 1996. He also serves as a director of Petroterminal de Panama. Immediately prior to joining us, he was employed for 14 years with The Coastal Corporation, and its former subsidiary, Belcher Oil Co. Inc. His duties with Coastal included management of the company's marine sales division; Manager, National Accounts, and Terminal Manager at Coastal's New Orleans facility. He has extensive experience in marketing, terminal operations, and technical sales support.


     Admiral James L. Holloway III, U.S.N. (Ret.). Adm. Holloway has been a director of Statia Terminals Group since April 29, 1997. Adm. Holloway is a retired Naval Officer who served as Chief of Naval Operations and a member of the Joint Chiefs of Staff from 1974 to 1978. After his retirement, from 1981 to 1989 he was President of the Council of American Flag Ship Operators, a national trade association representing the owners and operators of U.S. flag vessels in foreign trade. From 1985 to 1989 he was a member of the President's Blue Ribbon Commission on Merchant Marine and Defense, and the Commission for a Long Term Integrated Defense Strategy. In 1986, Admiral Holloway was appointed Special Envoy of the Vice President to the Middle East and from 1990 to 1992 he served in a presidential appointment as U.S. Representative to the South Pacific Commission. Admiral Holloway is currently

Chairman of the Naval Historical Foundation, Chairman of the Naval Academy Foundation, a Governor of St. Johns College and chairman of the Board of Trustees of Saint James School.


     Francis Jungers. Mr. Jungers has been a director of Statia Terminals Group since April 29, 1997. Mr. Jungers is a private investor and business consultant in Portland, Oregon. Mr. Jungers has been a consultant since January 1, 1978. From 1973 to 1978, he was Chairman and Chief Executive Officer of Arabian American Oil Company which is the largest producer of crude and liquified gas in the world and holds the concession for all of Saudi Arabia's oil production.
Mr. Jungers is a director of Georgia Pacific Corporation, Thermo Ecotek Corporation, Thermo Electron Corporation, ThermoQuest Corporation, ONIX Systems Corporation, Donaldson, Lufkin & Jenrette, Inc., The AES Corporation and ESCO Corporation. Mr. Jungers is Chairman of the Advisory Board of Common Sense Partners, L.P., a hedge fund. Mr. Jungers is a member of the Visiting Committee, The University of Washington. Mr. Jungers is Advisory Trustee of the Board of Trustees, The American University in Cairo and Trustee of the Oregon Health Sciences University Foundation.



     Jack R. Pine. Mr. Pine has been Statia Terminals Group's Secretary since December 23, 1996. Mr. Pine has been involved with our legal affairs since our inception and was formally transferred to Statia Terminals, Inc. from CBI Industries, Inc. in May 1996 as Senior Vice President, General Counsel and Secretary. Mr. Pine also serves as a director of Petroterminal de Panama. He has over 30 years of combined experience with Liquid Carbonic Industries Corporation and CBI Industries. Mr. Pine joined the legal staff of CBI Industries in 1974 as Assistant Counsel and was appointed Associate General Counsel in 1984. Prior to joining CBI Industries, Mr. Pine practiced law in the private sector.



     David B. Pittaway. Mr. Pittaway has been a director of Statia Terminals Group since September 3, 1996. Mr. Pittaway is Senior Managing Director and has been Vice President and Secretary of Castle Harlan, Inc. a private merchant bank in New York City, since February 1987. Mr. Pittaway is an executive officer of Castle Harlan Partners II, G.P. Inc., the general partner of the general partner of Castle Harlan Partners II L.P., our controlling stockholder. Mr. Pittaway has been Vice President and Secretary of Branford Castle, Inc., an investment company, since October 1986. From 1987 to 1998 he was Vice President and Chief Financial Officer and a director of Branford Chain, Inc., a marine wholesale company where he is now a director and Vice Chairman. Mr. Pittaway is also a director of Morton's Restaurant Group, Inc., Charlie Brown's Holdings, Inc., and Commemorative Brands, Inc. Prior to 1987, Mr. Pittaway was Vice President of Strategic Planning and Assistant to the President of Donaldson Lufkin & Jenrette, Inc.



     Robert R. Russo. Mr. Russo has been a Vice President of Statia Terminals Group since December 23, 1996. Mr. Russo joined us in 1990 as Manager, Sales, and was promoted to his present position in May, 1996. His prior experience in the petroleum industry dates back to 1979 when he joined Belcher Oil Co. Inc., a subsidiary of The Coastal Corporation. Mr. Russo was Coastal's Vice President, Heavy Products Trading, from 1987 until his departure to join us in 1990.



     Jonathan R. Spicehandler, M.D. Dr. Spicehandler has been a director of Statia Terminals Group since April 29, 1997. Since 1993, Dr. Spicehandler has been President of Schering-Plough Research Institute, the pharmaceutical research arm of Schering-Plough Corporation, a research based company engaged in the discovery, development, manufacturing and marketing of pharmaceutical and health care products worldwide. Dr. Spicehandler is a diplomat of the American Board of Internal Medicine. He was also elected to the Alpha Omega Alpha Honor Society. He serves as president emeritus, board of managers, of the New Jersey division of Cancer Care, Inc. Dr. Spicehandler is a member of the boards of trustees of the Kessler Institute for Rehabilitation, Inc. and Montclair State University. He also serves on the board of directors of the National Foundation of Infectious Diseases and on the Science Policy Board of the Liberty Science Center. Dr. Spicehandler is a member of the board of associates of the Whitehead Institute for Biomedical Research.



     Thomas M. Thompson, Jr. Mr. Thompson has been a Vice President of Statia Terminals Group since December 23, 1996. Mr. Thompson has been with us since 1985 when he joined as Vice President, Sales & Marketing. He has also held the position of Senior Vice President, with full responsibility for our Houston, Texas, sales and operations and President of JASTATIA, Inc., a marine vessel operating joint venture between Jahre Ship Services A/S and us. Mr. Thompson became Executive Vice President in May, 1996. His prior experience in the petroleum and chemical industry dates back to 1968 when he joined GATX Corporation as a sales representative. He subsequently worked as both a sales manager and General Manager with Pakhoed USA, Inc.


     Ernest "Jackie" Voges. Mr. Voges has been a director of Statia Terminals Group since February 2, 1998. From 1982 to 1996, Mr. Voges was General Managing Director of the Curacao Ports Authority. From 1977 to 1982, Mr. Voges held various positions including Dean of the Law School of the University of the Netherlands Antilles, permanent lecturer for the history of law and a member of the International Advisory Council of Florida International University. From 1973 to 1977, he served in various positions within the government for Land Territory of the Netherlands Antilles including Vice Prime Minister, Minister of Justice and Minister of Transport and Communications. From 1967 to 1969
Mr. Voges served as Minister of Public Health. From 1959 to 1967, he was a member of the Island Council of the Island Territory of Curacao and from 1966 to 1967 he was Commissioner of the Island Territory of Curacao. Mr. Voges is Managing Director of Leeward News Holding N.V., Chairman of the Foundation Stichting Monumentenzorg Curacao and Supervisory Director of Stadsherstel Corporation N.V. He is also Chairman of the Foundation Stichting JEKA, Supervisory Director of Smit International Corporation N.V., and Managing Director of Voges Inc. Corporation N.V. In 1979, Mr. Voges was Knighted in the Order of the Dutch Lion.



     Justin B. Wender. Mr. Wender has been a director of Statia Terminals Group since September 3, 1996. Since 1993, he has been employed by Castle Harlan, Inc. He currently serves as Director. From 1991 to 1993, Mr. Wender worked in the Investment Banking Group of Merrill Lynch & Co. He is a board member of Charlie Brown's Holdings, Inc. and Land 'N' Sea Holdings, Inc.


                             EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation paid or accrued for the year ended December 31, 1998 for our chief executive officer and each of our five other most highly compensated executive officers (the "named executive officers").

                                                                                  LONG TERM COMPENSATION AWARDS
                                                                            ------------------------------------------
                                ANNUAL COMPENSATION                                            SHARES        LONG-TERM
                                                                            RESTRICTED        UNDERLYING     INCENTIVE
NAME AND PRINCIPAL              --------------------   OTHER ANNUAL            STOCK          OPTIONS/SARS     PLAN
POSITION(1)               YEAR  SALARY($)   BONUS($)   COMPENSATION($)(2)   AWARDS($)(3)(4)   (#SHARES)(5)   PAYOUTS($)
------------------------- ----  ---------   --------   ------------------   ---------------   ------------   ---------
James G. Cameron......... 1998   275,482     211,875              --                 --            615             --
                          1997   248,655      97,050              --                 --            630             --
                          1996   215,000          --              --            919,000             --             --

Thomas M.
  Thompson, Jr........... 1998   241,549     173,750              --                               490             --
                          1997   208,434      79,000              --                 --            500             --
                          1996   169,260          --              --            695,000             --             --

Robert R. Russo.......... 1998   199,232     145,000              --                               425             --
                          1997   178,883      68,400              --                 --            430             --
                          1996   150,936          --              --            625,000             --             --

Jack R. Pine............. 1998   161,929      97,500              --                 --            185             --
                          1997   129,450      51,550              --                 --            190             --
                          1996   115,190      11,500              --            311,000             --             --

John D. Franklin......... 1998   139,616      97,500              --                 --            185             --
                          1997   128,653      49,250              --                 --            190             --
                          1996    94,967       4,500              --            238,000             --             --

James F. Brenner......... 1998   130,289      91,250          57,587                 --            175             --
                          1997   108,895      43,400              --                 --            165             --
                          1996    81,252          --              --            212,000             --             --


NAME AND PRINCIPAL           ALL OTHER
POSITION(1)                COMPENSATIONS($)(6)
-------------------------  -------------------
James G. Cameron.........         69,525
                                  68,077
                                  52,229
Thomas M.
  Thompson, Jr...........         16,677
                                  15,449
                                   1,440

Robert R. Russo..........         13,816
                                  12,680
                                     510

Jack R. Pine.............         11,410
                                  10,648
                                     450

John D. Franklin.........         10,784
                                  10,059
                                     479

James F. Brenner.........         10,941
                                   9,033
                                      43

------------------
(1) James G. Cameron became President and Chairman of the Board of Statia Terminals, Inc. on July 27, 1993. Thomas M. Thompson, Jr. became Executive Vice President of Statia Terminals, Inc. on May 6, 1996. Robert R. Russo became Senior Vice President of Statia Terminals, Inc. on May 6, 1996. Jack
    R. Pine became Senior Vice President, General Counsel and Secretary of Statia Terminals, Inc. on May 6, 1996. James F. Brenner became Vice President Finance, Treasurer and Assistant Secretary of Statia Terminals, Inc. on May 6, 1996.

(2) The compensation reported for 1998 represents $35,923 of relocation expenses and $21,664 of tax reimbursements paid to Mr. Brenner.


(3) In November 1996, Statia Terminals N.V. awarded a total of $3.0 million in its preferred stock to James G. Cameron (919 shares), Thomas M.
    Thompson, Jr. (695 shares), Robert R. Russo (625 shares), Jack R. Pine (311 shares), John D. Franklin (238 shares) and James F. Brenner (212 shares). This award of Statia Terminals N.V. preferred stock was subject to a specified restriction period which commenced on the date of the award, and other conditions set forth in the restricted stock award agreement between Statia Terminals N.V. and the recipient of such stock. Each recipient surrendered each of his shares of Statia Terminals N.V. preferred stock in exchange for a unit consisting of one share of Statia Terminals Group's common stock and one share of Series E Preferred Stock. The units were also subject to substantially similar restrictions and conditions as the Statia Terminals N.V. preferred stock, as set forth in a restricted unit award agreement between Statia Terminals Group and each such recipient. Prior to the expiration of the restriction period, recipients could not sell, transfer, pledge, assign, encumber or otherwise dispose of their units. Such restriction periods applicable to Statia Terminals Group's stock comprising such units lapsed, pursuant to the award agreements, in November 1998.



(4) The table does not include loans to executive officers by Statia Terminals Group secured by restricted units of Statia Terminals Group's preferred and common stock. (See "Stockholder Loans" below.)



(5) Represents options to purchase Statia Terminals Group common stock awarded under the 1997 Stock Option Plan. The fair values at the dates of grant, November 21, 1997 and December 3, 1998, were determined by the compensation committee of Statia Terminals Group's board of directors to be $0.10 per share and $0.10 per share for the 1997 and 1998 grants. The award agreement specifies that after two years of employment after the date of grant and after each of the following three years, 25% of the option shall become exercisable unless a liquidation event occurs (as defined in the award agreement). If a liquidation event occurs, the option shall become fully exercisable. The option will terminate upon the employee's termination of employment except in the event of death, permanent disability or termination by us other than for substantial cause. Each option shall expire ten years after the date of grant.


(6) The compensation reported for 1998 represents: (a) the dollar value of split dollar life insurance benefits paid by us, (b) matching and discretionary contributions made to our 401(k) plan and (c) the cost of life insurance in excess of limits prescribed by the Internal Revenue Code. These benefits, expressed in the same order as listed in the preceding sentence, amounted to $50,789, $16,000 and $2,736 for Mr. Cameron; $0, $14,200 and $2,477 for
    Mr. Thompson; $0, $13,000 and $816 for Mr. Russo; $0, $10,600 and $810 for
    Mr. Pine; $0, $10,600 and $184 for Mr. Franklin; and $0, $10,400 and $541
    for Mr. Brenner.

               OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 1998

     The following table sets forth certain information regarding options granted to the named executive officers during 1998. We have not granted any stock appreciation rights.

                                                                                  POTENTIAL REALIZABLE VALUE AT ASSUMED
                                                                                   ANNUAL RATES OF STOCK APPRECIATION
                                            INDIVIDUAL GRANTS                                FOR OPTION TERM
                           ----------------------------------------------------  ---------------------------------------
                                         % OF
                                         TOTAL
                           NUMBER OF    OPTIONS
                            SHARES      GRANTED
                           UNDERLYING     TO
                            OPTIONS    EMPLOYEES  EXERCISE  MARKET   EXPIRATION
NAME                        GRANTED     IN 1998     PRICE    PRICE(1)   DATE          0%           5%            10%
-------------------------- ----------  ---------  --------  -------  ----------  -----------  -----------  -------------
James G. Cameron..........     615        21.2%    $ 0.10   $810.00    12/3/08   $498,088.50  $811,372.36  $1,292,011.31
Thomas M.
  Thompson, Jr............     490        16.9%      0.10    810.00    12/3/08    396,851.00   646,459.28   1,029,407.38
Robert R. Russo...........     425        14.7%      0.10    810.00    12/3/08    344,207.50   560,704.48     892,853.34
Jack R. Pine..............     185         6.4%      0.10    810.00    12/3/08    149,831.50   244,071.36     388,653.81
John D. Franklin..........     185         6.4%      0.10    810.00    12/3/08    149,831.50   244,071.36     388,653.81
James F. Brenner..........     175         6.0%      0.10    810.00    12/3/08    141,732.50   230,878.31     367,645.49

------------------

(1) The market price on the date of grant, December 3, 1998, was determined based on a valuation performed at our request by an independent consulting firm which specializes in these matters.

OPTION EXERCISES AND YEAR-END VALUES

     The following table sets forth certain information concerning options to purchase common stock exercised by the named executive officers during 1998 and the number and value of unexercised options held by each of the named executive officers at December 31, 1998.

        AGGREGATED OPTION EXERCISES IN THE YEAR ENDED DECEMBER 31, 1998
                           AND YEAR-END OPTION VALUES

                                                                NUMBER OF SHARES UNDERLYING          VALUE OF UNEXERCISED
                                       SHARES                      UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS AT
                                      ACQUIRED                      DECEMBER 31, 1998                 DECEMBER 31, 1998(1)
                                         ON        VALUE      -------------------------------    ----------------------------
NAME                                  EXERCISE    REALIZED    EXERCISABLE    UNEXERCISABLE       EXERCISABLE    UNEXERCISABLE
-----------------------------------   --------    --------    -----------    ----------------    -----------    -------------
James G. Cameron...................       0           0            0               1,245              0          $983,425.50
Thomas M. Thompson, Jr.............       0           0            0                 990              0           782,001.00
Robert R. Russo....................       0           0            0                 855              0           675,364.50
Jack R. Pine.......................       0           0            0                 375              0           296,212.50
John D. Franklin...................       0           0            0                 375              0           296,212.50
James F. Brenner...................       0           0            0                 340              0           268,212.50

------------------


(1) There was no public trading market for Statia Terminals Group's common stock as of December 31, 1998. The market price of the common stock on December 31, 1998 was determined based on a valuation performed as of December 3, 1998 at our request by an independent consulting firm. The indicated market price as of December 3, 1998 of $810 per share was reduced to $790 per share as of December 31, 1998 primarily due to additional dividends accrued on the Statia Terminals Group's preferred stock during this period. Preferred stock dividends reduce the equity value of common stockholders.

                               STOCK OPTION PLAN


     Statia Terminals Group's 1997 Stock Option Plan will terminate at the closing of this offering. Options to purchase an aggregate of 6,145 shares of common stock have been issued under this plan. All of such options have an exercise price of $0.10 per share. None of such options have been exercised, but all of such options will be exercised at or by the closing of this offering. No further options will be issued under this plan.



                               SHARE OPTION PLAN



     Effective immediately prior to the closing of the offering we will adopt our 1999 Share Option Plan. The option plan is intended to further our success by increasing the proprietary interest of our key employees and directors and to enhance our ability to attract and retain employees and directors of outstanding ability. This is a summary of the option plan. You should read the text of the option plan, which we filed as an exhibit to the registration statement of which this prospectus is a part, for a full statement of the terms and provisions of the option plan.



     We may deliver up to           common shares, subject to adjustment if
certain capital changes affect the common shares, pursuant to incentive stock options and non-qualified stock options granted to selected employees and directors under the option plan. Such shares may be either authorized and unissued shares or previously issued shares held as treasury shares.



     An option permits, but does not require, the recipient to purchase up to a certain number of common shares, by exercising the option, at a price fixed when the option is granted, during a specified period of time following such grant, if certain conditions are satisfied. We may grant options to purchase no more
than           shares to a single individual in a calendar year. As of the closing of the offering, we will grant options to purchase a total of common shares to our executive officers, at a per share exercise price equal to the offering price of the common shares.



     The compensation committee of our board of directors administers the option plan. The compensation committee selects eligible employees and directors to receive options, determines the price and number of common shares covered by options and the terms under which options may be exercised, but in no event later than 10 years from the date on which an option is granted, and sets the other terms and conditions of options in accordance with the provisions of the option plan. Recipients of options under the option plan may not transfer their options unless they die or the compensation committee determines they may.



     If we undergo a change in control, the compensation committee may provide that the exercisability of outstanding options will be accelerated or adjust outstanding options by substituting stock or other securities of any successor or another party to such a transaction, or cash out such outstanding options, in any such case, generally based on the consideration received by shareholders in such a transaction.



     Subject to certain limitations specified in the option plan, our board of directors may amend or terminate the option plan and the compensation committee may amend options outstanding under the option plan. The option plan will terminate no later than 10 years from the closing of this offering.


                               STOCKHOLDER LOANS


     On November 27, 1996, Messrs. Cameron, Thompson, Russo, Pine, Franklin, Brenner and certain other of our officers and managers were granted loans by Statia Terminals Group to purchase shares of its common stock and Series E Preferred Stock. The loans totaled $1.5 million and were secured by pledges of such stock. The loans bear interest at 6.49% annually and are due on the earlier of (1) November 26, 2003, (2) the sale of the pledged stock and (3) a "change in control," as defined in the loan agreement.



     Upon the completion of this offering, Statia Terminals Group will reduce the interest rate with respect to these loans to [5.14%] annually. In addition, the maturity of these loans will be extended until the earlier of
(1) April   , 2009, (2) the sale of the pledged stock, and (3) a "change of control" (as defined in the loan agreement).

                             EMPLOYMENT AGREEMENTS


     We have entered into employment agreements with James G. Cameron,
Thomas M. Thompson, Jr., Robert R. Russo, Jack R. Pine, John D. Franklin and James F. Brenner. These agreements provide for an annual base salary which is subject to review at least annually by the board of directors or a committee thereof. The respective annual base salaries currently in effect are $
for Mr. Cameron; $          for Mr. Thompson; $          for Mr. Russo;
$          for Mr. Pine; $          for Mr. Franklin; and $          for Mr.
Brenner. These agreements also provide for an annual cash incentive bonus to be awarded based on the difference between a target EBITDA and actual EBITDA. The employment agreements with Mr. Cameron, Thompson and Russo continue until December 31, 2001 and are renewable for successive three-year periods thereafter. The employment agreements with Messrs. Pine, Franklin and Brenner continue until December 31, 1999 and are renewable for successive two-year periods thereafter. Additional benefits include participation in an executive life insurance plan for Mr. Cameron. In the event that we terminate any of these employment agreements without substantial cause or the employee terminates for good reason, as such terms are defined in each such employment agreement, the employee shall be entitled to his current medical and dental benefits and his current compensation. Such entitlements will last to the later of twelve months or the remaining portion of the term of the relevant employment agreement. Such entitlements will be payable in monthly installments for such period with the addition of a pro rated portion of the employee's bonus compensation for the year of termination. The bonus is only payable as and when ordinarily determined for such year.



                            SPECIAL MANAGEMENT BONUS



     We intend to pay bonuses to certain members of our management on or before the closing of this offering to partially reimburse these individuals with respect to certain adverse tax consequences resulting from this offering. These
bonuses include $       to Mr. Cameron; $       to Mr. Thompson; $       to
Mr. Russo; $       to Mr. Pine; $       to Mr. Franklin; and $       to
Mr. Brenner.

                               SECURITY OWNERSHIP


     The following table sets forth the number and percentage of shares of currently outstanding common stock of Statia Terminals Group beneficially owned as of December 31, 1998, and as adjusted to reflect the sale of the common shares offered hereby and the issuance of the subordinated shares pursuant to the restructuring, by (1) each person known to us to be a beneficial owner of more than 5% of any class of our voting equity securities, (2) each of our directors and executive officers, and (3) all of our directors and executive officers as a group. The address of each owner is our principal office unless otherwise indicated.


                                                                 SHARES OF
                                                                COMMON STOCK
                                                            BENENFICIALLY OWNED
                                                           PRIOR TO THE OFFERING      SUBORDINATED SHARES BENEFICIALLY
                                                                    AND                 OWNED AFTER THE OFFERING AND
                                                               RESTRUCTURING                    RESTRUCTURING
                                                          ------------------------    ---------------------------------
                                                          NUMBER OF                   NUMBER OF    PERCENTAGES OF TOTAL
                        NAME(1)                           SHARES(4)    PERCENTAGES    SHARES(1)       VOTING SHARES
-------------------------------------------------------   ---------    -----------    ---------    --------------------
James G. Cameron.......................................     10,219(3)     21.69%        824,131             7.23%
Thomas M. Thompson, Jr.................................      1,890         4.01%        152,423             1.34%
Robert R. Russo........................................      1,662         3.53%        134,035             1.18%
Jack R. Pine...........................................        826         1.75%         66,614             0.58%
John D. Franklin.......................................        728         1.55%         58,711             0.52%
James F. Brenner.......................................        650         1.38%         52,420             0.46%
John K. Castle(2)......................................     33,750        71.63%      2,721,832            23.88%
  c/o Castle Harlan, Inc.
  150 East 58th Street
  New York, NY 10155
David B. Pittaway......................................        200         0.42%         16,129             0.14%
Justin B. Wender.......................................         10         0.02%            806             0.01%
Admiral James L. Holloway III..........................        150         0.32%         12,097             0.11%
Francis Jungers........................................        200         0.42%         16,129             0.14%
Dr. Jonathan R. Spicehandler...........................        200         0.42%         16,129             0.14%
Ernest Voges...........................................        100         0.21%          8,065             0.07%
All Officers and Directors(2)..........................     42,580         90.3%      3,433,943             30.1%
Castle Harlan Partners II L.P., affiliates and Castle
  Harlan employees(2)..................................     33,750        71.63%      2,721,832            23.88%
  c/o Castle Harlan, Inc.
  150 East 58th Street
  New York, NY 10155
[Newco]................................................         --           --       3,800,000             33.3%

------------------
(1) All of the shareholders listed, other than [Newco], are shareholders of [Newco] and therefore may be deemed beneficial owners of shares owned by [Newco], and all of the shares listed as being owned by such shareholders after the offering and restructuring will be owned by [Newco].

(2) Mr. Castle is the controlling shareholder of the general partner of the general partner of Castle Harlan Partners II L.P. He may therefore be deemed to be the beneficial owner of shares beneficially owned by Castle Harlan Partners II L.P., its affiliates and Castle Harlan employees. Mr. Castle disclaims beneficial ownership of the shares owned by Castle Harlan Partners II L.P., its affiliates and Castle Harlan employees other than such shares that represent his pro rata partnership interests in Castle Harlan Partners II L.P. and its affiliates.

(3) Includes 7,795 shares owned by certain of our employees who have granted to Mr. Cameron a proxy to vote such shares. Mr. Cameron disclaims beneficial ownership of these shares.

(4) Includes shares which will be acquired pursuant to the exercise of stock options at the closing in the amount of 1,245 shares for Mr. Cameron; 990 shares for Mr. Thompson; 855 shares for Mr. Russo; 375 shares for Mr. Pine; 375 shares for Mr. Franklin; 340 shares for Mr. Brenner; 100 shares for Adm. Holloway; 100 shares for Mr. Jungers; 100 shares for Dr. Spicehandler; and 100 shares for Mr. Voges.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SALE OF BROWNSVILLE TERMINAL

     In July 1998, we sold our terminal in Brownsville, Texas. We used the net proceeds from such sale to redeem 6,150 shares of Series D Preferred Stock owned by Castle Harlan.

MANAGEMENT AGREEMENT


     As part of the acquisition by Castle Harlan of outstanding capital stock of certain of Statia Terminals Group's subsidiaries, Statia Terminals Group entered into a management agreement with Castle Harlan providing for the payment, subject to certain conditions, of an annual management fee of $1,350,000 plus expenses for advisory and strategic planning services. Under the indenture relating to the mortgage notes,



     o dividends from Statia Terminals International to Statia Terminals Group permitting it to pay Castle Harlan's annual management fee, and



     o a dividend of the net proceeds of the sale of the Brownsville facility are excepted from the limitation on restricted payments so long as no default or event of default exists. In January 1997 and November 1997, Statia Terminals International declared and subsequently paid on each declaration date a dividend of $1,350,000 on its common stock to Statia Terminals Group to enable it to pay management fees to Castle Harlan, Inc. See note 12 to our consolidated financial statements for information on preferred and common dividends paid prior to the acquisition of capital stock by Castle Harlan. This management agreement will terminate at the closing of this offering, except for continuing reimbursement for ordinary and necessary expenses and a continuing indemnity for the period up to the termination date.


CONSULTING AGREEMENT


     Pursuant to an agreement between Castle Harlan and a consultant retained for assistance with the structuring of the acquisition of capital stock by Castle Harlan, we paid the consultant upon completion of the acquisition an advisory fee (the consultant in turn paid a portion of such fee to certain entities/persons which provided services to the consultant) of $2,500,000 in cash and 1,500 shares of Series E Preferred Stock and 1,500 shares of common stock of Statia Terminals Group. The consultant is also a party to an agreement with Statia Terminals N.V. dated as of January 1, 1993 pursuant to which the consultant renders certain advisory and consulting services to the company and is compensated therefor.



     Four of Statia Terminals Group's directors, Admiral James L. Holloway III, Francis Jungers, Jonathan R. Spicehandler, M.D. and Ernest Voges, have entered into consulting agreements with Statia Terminals International for advisory and consulting services related to investment and strategic planning, financial and other matters. In consideration of services provided to Statia Terminals International, each consultant receives a consulting fee of $6,250 per quarter plus reimbursement of out-of-pocket expenses. Statia Terminals Group pays each of the foregoing directors $1,000 per meeting of the board of directors attended.


STOCKHOLDERS' AGREEMENTS


     Statia Terminals Group and its current stockholders have entered into two stockholders' agreements which will be terminated at the closing of this offering.



     At the closing of this offering Statia Terminals Group will enter into an agreement with [Newco], which will acquire all of the subordinated shares upon the restructuring, pursuant to which Statia Terminals Group will grant to [Newco] certain rights, including demand rights, with respect to registration under the Securities Act of the subordinated shares and the common shares issuable upon conversion thereof.


LOANS TO MANAGEMENT


     On November 27, 1996, Statia Terminals Group granted certain officers and managers, including Messrs. Cameron, Thompson, Russo, Pine and Franklin, non-recourse loans aggregating $1.5 million and secured by pledges of restricted stock. The loans bear interest at 6.49% annually and are due on the earlier of




     o November 26, 2003,




     o the sale of the pledged stock and



     o a "change in control," as defined in the loan agreement.



     Upon the completion of the offering, Statia Terminals Group will reduce the interest rate with respect to these loans to [5.14%] annually. In addition, the maturity of these loans will be extended until the earlier of



     o April   , 2009,





o the sale of the pledged stock, and



     o a "change of control," as defined in the loan agreement.

BOARD OF DIRECTORS

     Prior to the restructuring:

          o Castle Harlan or its affiliates hold 13,850 shares of Series D Preferred Stock, 33,750 shares of Series E Preferred Stock and 33,750 shares of the currently outstanding common stock; and

          o certain directors and members of our management hold 4,724 shares of Series E Preferred Stock and 4,724 shares of the currently outstanding common stock and options to acquire an additional 6,145 shares of common stock.

     Pursuant to the restructuring:


          o Statia Terminal Group's Series D Preferred Stock and Series E Preferred Stock will be redeemed at their liquidation preference;



          o all shares of outstanding common stock consisting of 47,119 shares, which includes an additional 6,145 shares of common stock to be issued upon exercise of options at or by the closing, will be reclassified as 471,190 subordinated shares;



          o Statia Terminals Group will issue an additional 3,328,810 subordinated shares plus 38,000 incentive rights to the holders of the remaining outstanding common stock; and



          o all of the subordinated shares and incentive rights, and all of the shares of Petroterminal de Panama, S.A. currently owned by Statia Terminals Group, will be transferred at the closing to [Newco].



     After the restructuring, certain affiliates of Castle Harlan and certain members of our management will be directors of Statia Terminals Group. Certain actions taken by the board of directors may affect the amount of cash available for distribution to holders of common and subordinated shares or accelerate the conversion of subordinated shares. Decisions of the board of directors with respect to the amount and timing of asset purchases and sales, cash expenditures, borrowings, issuances of additional common shares and the creation, reduction, cancellation or increase of reserves in any quarter will affect whether, or the extent to which, there is sufficient available cash from our operating surplus to meet the minimum quarterly distribution and target distributions levels on all shares in a given quarter or in subsequent quarters.

                          DESCRIPTION OF COMMON SHARES


     This is a summary of the material provisions of the amended articles of incorporation of Statia Terminals Group which will be put into effect at the closing of the offering. It is qualified in its entirety by reference to the provisions of the articles. We will make copies of the proposed form of the articles available as described in "Available Information." The definitions of certain terms used in the articles and in this summary are substantially the same as those used elsewhere in this prospectus.


GENERAL


     Statia Terminals Group was incorporated on September 4, 1996, in the Netherlands Antilles as a public company with limited liability. It will have an authorized capital of $300,000 consisting of the following classes and number of shares:



     o 20,000,000 common shares (referred to in the articles as Class A shares), of which at the closing 7,600,000 will be issued and outstanding and 8,360,000 will be issued if the underwriters exercise their over-allotment option in full;



     o 7,800,000 subordinated shares (referred to in the articles as Class B shares), of which at the closing 3,800,000 will be issued and outstanding; and


     o 2,200,000 incentive rights (referred to in the articles as Class C shares), of which at the closing 38,000 will be issued and outstanding.

Each common and subordinated share and incentive right shall have a par value of $0.01.


     Subject to the limitations described under "--Issuance of Additional Shares" below, Statia Terminals Group has the authority to issue additional common shares or other equity securities. The consideration and terms and conditions of such additional issuances are established by its board of directors in its sole discretion and do not require the approval of any of the shareholders. Statia Terminals Group has reserved for issuance the following common shares:



     o 12,400,000 common shares if the underwriters have not exercised their over-allotment option;



     o 11,640,000 common shares if the underwriters exercise their over-allotment option in full;



     o 8,600,000 common shares if all of the subordinated shares are converted into common shares and the underwriters have not exercised their over-allotment option; and



     o 7,840,000 common shares if all of the subordinated shares are converted into common shares and the underwriters have exercised their over-allotment option in full.



In addition, Statia Terminals Group has reserved for issuance 4,000,000 subordinated shares, and 2,162,000 incentive rights.



DISTRIBUTIONS AND DISTRIBUTIONS UPON LIQUIDATION



     For a description of the relative rights and preferences of the common shares, the subordinated shares and the incentive rights in and to distributions and distributions upon liquidations, see "Cash Distribution Policy."


VOTING RIGHTS

     Holders of the common shares and holders of the subordinated shares, voting together as one class, are entitled to one vote for each share on all matters to be voted upon by shareholders, including the election of directors.


     The board of directors shall be divided into 3 classes. Of the initial board of directors after this offering, one class will serve for two years, one class will serve for four years and one class will serve for six years. Thereafter, each director will serve a term of six years. In the case of a vacancy, upon the expiration of a director's term or otherwise, directors shall be appointed by the holders of common and subordinated shares upon nomination by the board of directors through a non-binding resolution. Holders of common shares and holders of the subordinated shares do not have cumulative voting rights in the election of directors. Election of directors is by absolute majority of votes cast at a general meeting of shareholders, for which a quorum consists of one-third of the aggregate outstanding common shares and subordinated shares. Accordingly, holders of a majority of the common shares and the subordinated shares, voting together as one class, may elect all of the directors standing for election.


     In general, resolutions must be passed by a majority of the common shares and the subordinated shares, voting together as one class at a general meeting, for which a quorum consists of the holders of one-third of the aggregate outstanding common and subordinated shares. However, resolutions to amend Statia Terminals Group's articles of incorporation, dissolve or liquidate it or dispose of all or substantially all of its assets, require the approval of sixty-six and two-thirds percent of the common and subordinated shares, voting together as one class at a general meeting, for which a quorum consists of one-half of the aggregate outstanding common and subordinated shares.



     Shareholders meetings must be held in the Netherlands Antilles and may only be called by the board of directors. One or more shareholders holding at least 10% of all outstanding shares may petition the board of directors to call a meeting. If the board fails to call a meeting, such shareholders may petition a Netherlands Antilles court to call a meeting.


ISSUANCE OF ADDITIONAL SHARES


     Statia Terminals Group is authorized to issue up to 12,400,000 additional common shares and 4,000,000 additional subordinated shares. The consideration and terms and conditions of such additional issuances are established by its board of directors in its sole discretion without the approval of any shareholders, except as set forth in the next sentence. During the subordination period, it may not:



     o issue more than 4,000,000 additional common shares or



     o issue any equity securities ranking senior to the common shares without the prior approval of the holders of a majority of the common and subordinated shares, each voting separately as a class, and not including those common and subordinated shares held by the holders of incentive rights and their affiliates.



     Even during the subordination period additional common shares may only be issued if the issuance occurs:


     o upon exercise of the underwriters' over-allotment option;

     o upon conversion of the subordinated shares;

     o pursuant to employee benefit plans;

     o in the event of a combination or subdivision of common shares; or


     o in connection with an acquisition or capital improvement that would have resulted in an increase in adjusted operating surplus on a per share basis pro forma for the preceding four-quarter period or within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, such an acquisition or capital improvement.



     The holders of common shares will not have preemptive rights to acquire additional common shares or other securities that Statia Terminals Group may issue.



     Additional issuances of shares or other equity securities ranking junior to the common shares may reduce the likelihood of, and the amount of, any distributions above the minimum quarterly distribution.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar with respect to the common shares is
           .


RESTRICTIONS ON OWNERSHIP AND TRANSFER


     A non-United States corporation will be classified as a "controlled foreign corporation" (a "CFC") for United States federal income tax purposes in any taxable year of such corporation in which more than 50% of either (1) the total combined voting power of all of its classes of stock entitled to vote or
(2) the total value of its stock, is owned or considered owned, on any day during such taxable year, by United States persons who own or are considered to own 10% or more of the total combined voting power of all of its classes of stock entitled to vote ("Ten Percent Shareholders"). The CFC rules provide that each Ten Percent Shareholder of a CFC is required to include in income each year their pro rata share of the CFC's "Subpart F income" and investment of earnings in U.S. property. Although we currently are a CFC, we expect that, as a result of the offering, we will not be classified as a CFC.



     Primarily to avoid becoming, or minimize the duration as, a CFC and to prevent any ownership or transfer of the common shares which may result in such a classification, any sale or other disposition of common shares (a "Sale") or any other event relating to the common shares, that would result in a Violation of the Ownership Limit is null and void to the extent that such Sale or event causes a Violation of the Ownership Limit. The restriction in the preceding sentence will not apply to, and the definition of the term "Sale" does not include, the conversion of subordinated shares into common shares, any subsequent transfer of the common shares resulting from such conversion or any pledge, transfer by operation of law, gift or inheritance of any interest in the common shares, as well as any sale or other disposition, other than a Sale, of any beneficial, as opposed to legal, interest in the common shares. For purposes of this prospectus, the "Ownership Limit" is 9.9% of the total combined voting power of all of Statia Terminals Group's classes of stock entitled to vote, and a "Violation of the Ownership Limit" occurs when (1) any person would own or would be considered to own by virtue of the attribution provisions of the CFC rules, or (2) any person together with its "affiliates" and "associates" (as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934) and any group (within the meaning of Section 13(d)(3) of such Securities Exchange Act) of which such person is a part would own or would be considered to own by virtue of the beneficial ownership provisions of Rule 13d-3 under such Securities Exchange Act, in either case more than the Ownership Limit. In addition, any pledge, transfer by operation of law, gift, or inheritance of any interest in the common shares, as well as any sale or other disposition, other than a Sale, of any beneficial, as opposed to legal, interest in the common shares (a "Gift") that would result in a Violation of the Ownership Limit is prohibited to the extent that such Gift causes a Violation of the Ownership Limit. The restriction in the preceding sentence will not apply to, and the definition of the term "Gift" does not include, the conversion of subordinated shares into common shares or any subsequent transfer of the common shares resulting from such conversion. In order to establish these restrictions, Statia Terminals Group's articles and the share certificates include provisions to such effect. These include, in summary:



     o Any person who acquires direct, indirect, actual or constructive ownership within the meaning of the CFC rules, of common shares that violate the foregoing restrictions on transferability and ownership is required to give notice immediately to us and to provide us with such other information as we may request in order to determine the effect of such Sale, Gift (a Sale and/or a Gift to be referred to as a "Transfer") or event on our classification as a CFC or for any other related purpose; the restrictions on transfer and ownership described throughout this section may be waived by the board of directors with respect to a Transfer or any other event described above.



     o We will not recognize a holder of common shares as such until its common shares have been issued in the name of such holder of common shares or, in the case of a Transfer, until the common shares so transferred have been registered in the name of such transferee; until such recognition, any voting rights, dividend rights or distribution rights of such holder or transferee shall be suspended.



     o In case of a prohibited Gift, the transferee will be required to offer for transfer the number of common shares that exceeds the Ownership Limit ("Excess Common Shares") to a Netherlands Antilles foundation, a specially created legal entity to hold any such Excess Common Shares for a certain period of time (see below), and having a board of directors but no shareholders (the "Trust"). The Trust's board of directors (the "Trustee") will be appointed by us. If the Trustee fails to sell the Excess Common Shares as set forth below, the Trustee will be irrevocably authorized to transfer the Excess Common Shares to us. The restrictions described in this paragraph may be waived by the Trustee or Statia Terminals Group with respect to a Gift. In addition, by acceptance of the relevant share certificate(s) representing any Excess Common Shares, the transferee will be deemed to have agreed to offer for transfer such Excess Common Shares to the Trust as set forth below.

     In the event a transferee of Excess Common Shares (the "Prohibited Transferee") has paid the purchase price for such shares to the transferor, but has not become the owner of such shares because such transfer causes a Violation of the Ownership Limit and is, if applicable, null and void, irrespective of the delivery of share certificates representing such Excess Common Shares, then the transferor of the Excess Common Shares, who will have remained as the owner of such shares, will be deemed to have made an irrevocable offer to the Trust to acquire such Excess Common Shares. The Trustee will in such case notify the transferor of its acceptance of the offer, and the Trustee will be irrevocably authorized to take all necessary steps in order to effectuate the transfer of such Excess Common Shares. The consideration payable to the transferor by the Trust for such shares shall be deemed paid by the purchase price for such shares paid by the Prohibited Transferee, without regard to any rights of the Prohibited Transferee to reclaim any amounts paid to the transferor for such Excess Common Shares. In the event that a person holds share certificate(s) to any Excess Common Shares, other than as a result of a Sale or other event that is null and void (the "Prohibited Owner"), the Prohibited Owner will be deemed to have made an irrevocable offer to the Trust to acquire such Excess Common Shares. The Trustee will in such case notify such Prohibited Owner of its acceptance of the offer, and the Trustee will be irrevocably authorized to take all necessary steps in order to effectuate the transfer of such Excess Common Shares. The consideration payable to the Prohibited Owner for such shares will be paid in accordance with the method set forth below. If the Trustee has not exercised any of the rights of the Trust described in this paragraph, we will be authorized to exercise the rights set forth above on our own behalf. The restrictions described in this paragraph may be waived by the Trustee or us with respect to a Transfer or any other event.



     The Trustee, who will be unaffiliated with us and, insofar as possible, any Prohibited Transferee or any Prohibited Owner, will be required, within twenty
(20) days of the transfer of Excess Common Shares to the Trust, to sell such Excess Common Shares to a person whose ownership of any such shares would not violate the Ownership Limit (a "Qualified Person") and to distribute to the Prohibited Transferee an amount equal to the lesser of (1) the price paid by the Prohibited Transferee for such Excess Common Shares and (2) the net sales proceeds received by the Trust for such Excess Common Shares. In the case of any Excess Common Shares resulting from any event other than a Sale, or from a Transfer for no consideration such as a gift, the Trustee will be required to sell such Excess Common Shares to a Qualified Person and to distribute to the Prohibited Owner an amount equal to the lesser of (1) the fair market value of such Excess Common Shares as of the date of such event and (2) the net sales proceeds received by the Trust for such Excess Common Shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as the case may be, will be required to be distributed to a Netherlands Antilles charitable organization selected by us that will be the beneficiary of the Trust (the "Beneficiary"). Prior to a sale of any such Excess Common Shares by the Trust, the Trustee will be entitled to keep in trust for the Beneficiary, any dividends and any other distributions paid by us with respect to such Excess Common Shares and also will be exclusively entitled to exercise all voting rights with respect to such Excess Common Shares upon acquisition thereof by the Trust.



     By acceptance of a share certificate each Prohibited Transferee and Prohibited Owner will agree that any dividend or other distribution paid to such Prohibited Transferee or Prohibited Owner prior to discovery of the Violation of the Ownership Limit by us will be repaid to the Trustee for distribution to the Beneficiary.



     In addition, Excess Common Shares held in the Trust may be offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such transfer to the Trust or, in the case of a gift, the market value at the time of such gift and
(2) the market value of such shares on the date we or our designee accept such offer.



     The restrictions on ownership and transfer described above are not the only restrictions on the common shares. We recommend that you examine Statia Terminals Group's articles for a complete description of all the restrictions on ownership and transfer of the common shares.


     All certificates representing common shares will bear a legend referring to the restrictions described above, as follows:


     THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE ISSUED, ACCEPTED AND HELD SUBJECT TO THE

TERMS OF THE PROSPECTUS, DATED                 , THE ARTICLES OF STATIA
TERMINALS GROUP, AS THE SAME MAY BE AMENDED FROM TIME TO TIME (THE "ARTICLES") AND THIS CERTIFICATE. A COPY OF THE ARTICLES IS AVAILABLE AT THE PRINCIPAL OFFICE OF STATIA TERMINALS GROUP. OWNERSHIP, SALE, ASSIGNMENT, TRANSFER, MORTGAGE, PLEDGE, HYPOTHECATION OR OTHER ENCUMBRANCE OR DISPOSITION OF THIS CERTIFICATE AND THE INTERESTS REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS SET FORTH IN THE PROSPECTUS, THE ARTICLES AND THIS CERTIFICATE, AND THE HOLDER HEREOF, BY THE ACCEPTANCE OF THIS CERTIFICATE, ACKNOWLEDGES NOTICE OF ALL THE PROVISIONS IN THE PROSPECTUS, THE ARTICLES AND THIS CERTIFICATE AND AGREES TO BE BOUND THERETO. OWNERSHIP AND ANY TRANSFER OF THIS CERTIFICATE OR THE SHARES REPRESENTED HEREBY IN VIOLATION OF THE TERMS OF THE PROSPECTUS, THE ARTICLES AND THIS CERTIFICATE SHALL BE PROHIBITED, AND SHALL BE NULL AND VOID AND OF NO FORCE AND EFFECT TO THE EXTENT, AND INSOFAR AS SET FORTH IN THE PROSPECTUS, THE ARTICLES AND THIS CERTIFICATE.



     Pursuant to a Netherlands Antilles ordinance, a person who directly or indirectly acquires shares representing 5% or more of all of our voting securities must notify us immediately of such acquisition. The board of directors must publicly announce such notice and distribute it to all shareholders. Failure to comply with the provisions of this ordinance may result in the limitation of such shares' voting rights to 5% of all voting securities and may lead to civil and/or criminal penalties.

                     DESCRIPTION OF THE SUBORDINATED SHARES


     The subordinated shares are a separate class of shares of Statia Terminals Group, and the rights of holders of such subordinated shares to participate in dividends and distributions on liquidation differ from, and are subordinated to, the rights of the holders of common shares. For any given quarter, any available cash will first be distributed to the holders of common shares, and then will be distributed to the holders of subordinated shares depending upon the amount of available cash for the quarter, the amount of common share arrearages, if any, and the rights of the holders of incentive rights. Distribution of the first $6.8 million on the subordinated shares will be deferred as described under "Cash Distribution Policy--Deferral of Distributions on Subordinated Shares".


CONVERSION OF SUBORDINATED SHARES

     The subordination period will generally extend from the closing of this offering until the first day of any quarter beginning after March 31, 2004 in respect of which:


     o distributions of available cash from operating surplus on the common and subordinated shares with respect to each of the three consecutive non-overlapping four-quarter periods immediately preceding such day equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated shares during such periods;



     o the adjusted operating surplus generated during each of the three consecutive non-overlapping four-quarter periods immediately preceding such day equaled or exceeded the sum of the minimum quarterly distribution on all of the common and subordinated shares that were outstanding on a fully diluted basis; and


     o there are no outstanding common share arrearages.


     Prior to the end of the subordination period and to the extent the tests for conversion described below are satisfied, a portion of the subordinated shares may be eligible to convert into common shares prior to June 30, 2004. Subordinated shares will convert into common shares on a one-for-one basis on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) March 31, 2002 with respect to one-quarter of the subordinated shares (950,000 subordinated shares) and (b) March 31, 2003 with respect to one-quarter of the subordinated shares (950,000 subordinated shares), in respect of which:



     o distributions of available cash from operating surplus on the common and subordinated shares with respect to each of the three consecutive non-overlapping four-quarter periods immediately preceding such day equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated shares during such periods;



     o the adjusted operating surplus generated during each of the three consecutive non-overlapping four-quarter periods immediately preceding such day equaled or exceeded the sum of the minimum quarterly distribution on all of the common and subordinated shares that were outstanding on a fully diluted basis; and



     o there are no outstanding common share arrearages.



The early conversion of the second one-quarter of subordinated shares may not occur until at least one year following the early conversion of the first one-quarter of subordinated shares.


     Upon expiration of the subordination period, all remaining subordinated shares will convert into common shares on a one-for-one basis and will thereafter participate, pro rata, with the other common shares in distributions of available cash.

DISTRIBUTIONS UPON LIQUIDATION


     If Statia Terminals Group liquidates during the subordination period, under certain circumstances holders of outstanding common shares will be entitled to receive more per share in liquidating distributions than holders of outstanding subordinated shares. Following conversion of the subordinated shares into common shares, all common and subordinated shares will be treated the same upon liquidation of Statia Terminals Group.

                           SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering and conversion of the outstanding subordinated shares into common shares, there will be 11,400,000 common shares outstanding, or 12,160,000 common shares if the underwriters' over-allotment option is exercised in full, in each case assuming no exercise of options or warrants after January 1, 1999. The 7,600,000 common shares being sold in this offering, or 8,360,000 common shares if the underwriters' over-allotment option is exercised in full, will be freely tradeable in the U.S. without restriction under the U.S. Securities Act of 1933, unless such common shares are acquired by our "affiliates" as defined in Rule 144 under the Securities Act. The 3,800,000 common shares to be outstanding upon conversion of the subordinated shares will be "restricted securities" as defined in Rule 144 and Rule 701 under the Securities Act and may not be sold unless they are either registered under the Securities Act or sold pursuant to an exemption from registration, such as the exemption provided by Rule 144.


     In general, under Rule 144 as currently in effect:


     o If one year has elapsed since the later of the date of the acquisition of the restricted common shares (or the subordinated shares from which they were converted) from either Statia Terminals Group or any of its affiliates, the acquirer or subsequent holder thereof may sell, within any three-month period commencing 90 days after the date of this prospectus, a number of common shares that does not exceed



       (a) the greater of one percent of the then outstanding common shares (approximately 7,600 common shares immediately after this offering), or



       (b) the average weekly trading volume of the common shares on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the proposed sale is filed with the commission.



     o If two years have elapsed since the later of the date of the acquisition of the restricted common shares, or the subordinated shares from which they were converted, from Statia Terminals Group or any of its affiliates, a person who is not deemed to have been an affiliate of Statia Terminals Group, at any time for 90 days preceding a sale would be entitled to sell such common shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements.



     The one-year and two-year periods may in some circumstances include the holding period of a prior owner. The one-year and two-year holding periods described above do not begin until the full purchase price or other consideration is paid by the person acquiring the restricted common shares (or subordinated shares) from Statia Terminals Group, or one of its affiliates. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about Statia Terminals Group.



     Pursuant to an agreement between Statia Terminals Group and [Newco], [Newco] has the right to require Statia Terminals Group to use its best efforts to register up to all of the subordinated shares and all common shares issuable upon conversion thereof under the Securities Act. [Newco] also has certain "piggyback" registration rights to compel the inclusion of such subordinated and common shares in registration statements filed by Statia Terminals Group under the Securities Act.



     Prior to this offering, there has been no public market for the common shares. Trading of the common shares on the New York Stock Exchange is expected to commence immediately following completion of this offering. No prediction can be made as to the effect, if any, that future sales of common shares or the availability of common shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common shares, including common shares issued upon conversion of the subordinated shares, or the perception that such sales could occur, could adversely affect prevailing market prices of the common shares.

                                      TAXATION

                         NETHERLANDS ANTILLES TAXATION


     In the opinion of PricewaterhouseCoopers, special Netherlands Antilles tax advisor to Statia Terminals Group the following is a description of the principal Netherlands Antilles tax consequences relating to the ownership and disposition of the common shares. Under the laws of the Netherlands Antilles as currently in effect, a holder of common shares who is not a resident or deemed a resident of, and during the taxable year has not engaged in trade or business through a permanent establishment, permanent representative or agent in, the Netherlands Antilles will not be subject to Netherlands Antilles income tax on distributions made with respect to the common shares or on gains realized during that year on sale or disposal of such shares; the Netherlands Antilles do not impose a withholding tax on distributions paid by Statia Terminals Group. There are no gift or inheritance taxes levied by the Netherlands Antilles when at the time of such gift or at the time of death, the relevant holder of common shares was not domiciled or deemed domiciled in the Netherlands Antilles. A person is not deemed a resident or deemed domiciled in the Netherlands Antilles merely on the basis of being a holder of common shares.


                          U.S. FEDERAL INCOME TAXATION


     In the opinion of White & Case LLP, special U.S. tax counsel to Statia Terminals Group, the following is a description of the principal U.S. federal income tax consequences relating to the ownership and disposition of the common shares. This description is based on (1) the Internal Revenue Code of 1986, as amended (the "Code), (2) income tax regulations, proposed and final, issued under the Code and (3) administrative and judicial interpretations of the Code and regulations, each as in effect and available on the date of this prospectus.


     These income tax laws, regulations, and interpretations, however, may change at any time, and any change could be retroactive to the date of this prospectus. These income tax laws and regulations are also subject to various interpretations, and the Internal Revenue Service or the courts could later disagree with the explanations or conclusions contained in this description.


     This description deals only with the U.S. federal income tax considerations of holders that are initial purchasers of the common shares and that will hold common shares as capital assets, as defined in the Code. We do not, however, address all of the tax consequences that may be relevant to a holder of common shares.


     A "United States Holder" is a beneficial owner of common shares, who for U.S. federal income tax purposes is:

     o a citizen or resident of the U.S.;


     o a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;


     o an estate if its income is subject to U.S. federal income taxation regardless of its source; or

     o a trust if such trust validly has elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a U.S. court can exercise primary supervision over its administration, and (2) one or more United States persons have the authority to control all of its substantial decisions.

     A "Non-United States Holder" is a beneficial owner of common shares other than a United States Holder.


     We also do not address, except as stated below, any of the tax consequences to (1) holders of common shares that may be subject to special tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, regulated investment companies, insurance companies, and brokers and dealers or traders in securities or currencies, (2) persons who acquired common shares pursuant to an exercise of employee stock options or rights or otherwise as compensation, (3) persons whose functional currency is not the U.S. dollar, (4) persons that hold or will hold common shares as part of a position in a straddle or as part of a hedging or conversion transaction and (5) holders of common shares that own, or are deemed to own, 10% or more, by voting power or value, of the outstanding stock of Statia Terminals Group.


     Further, we do not address any state, local or foreign tax consequences relating to the ownership and disposition of the common shares.

     PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF THE COMMON SHARES AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

UNITED STATES HOLDERS

     DISTRIBUTIONS


     If you are a United States Holder, the gross amount of any distribution to you by Statia Terminals Group with respect to common shares will be includible in your income as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of Statia Terminals Group as determined under U.S. federal income tax principles. Such distribution will not be eligible for the dividends received deduction generally allowed to corporate United States Holders. To the extent that the amount of any distribution by Statia Terminals Group exceeds its current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in the common shares and thereafter as capital gain.


     CONSTRUCTIVE DISTRIBUTIONS


     In the event of any combination or subdivision of the common shares, whether effected by a distribution payable in common shares or otherwise, but not by reason of the issuance of additional common shares for cash or property, the minimum quarterly distribution, the target distribution levels, the unrecovered initial price, the amount of common shares issuable upon conversion of the subordinated shares, and certain other amounts are all subject to adjustment. Although Statia Terminals Group expects that any such adjustments will be made to avoid its application, Section 305 of the Code and the income tax regulations thereunder may treat a United States Holder as having received a constructive distribution from Statia Terminals Group, resulting in dividend income to the extent of Statia Terminals Group's current and accumulated earnings and profits, but only to the extent that any such adjustments increase the United States Holder's proportionate interest in the assets or earnings and profits of Statia Terminals Group.



     TAXES WITHHELD ON DISTRIBUTIONS



     Distributions received by you with respect to common shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, any Netherlands Antilles' tax withheld on distributions may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions by Statia Terminals Group generally will constitute passive income or, in the case of certain United States Holders, financial services income.


     SALE OR EXCHANGE OF COMMON SHARES

     If you are a United States Holder, generally you will recognize gain or loss on the sale or exchange of common shares equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in the common shares. Your adjusted tax basis in the common shares will equal the amount you paid for the common shares reduced by the amount of any distributions you received on such common shares that are treated as a tax-free return of your basis. Such gain or loss will be capital gain or loss. If you are a noncorporate United States Holder, generally the maximum U.S. federal income tax rate applicable to such gain will be lower than the maximum U.S. federal income tax rate applicable to ordinary income if your holding period for such common shares exceeds one year. For example, generally the maximum rate applicable to ordinary income in 1999 for a United States Holder who is an individual would be 39.6%, whereas, generally, net capital gains of such a holder from the disposition of common shares held for more than one year at the time of disposition would be subject to a maximum rate of 20%. Any gain recognized by you generally will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

  SPECIAL TAX RULES

         PASSIVE FOREIGN INVESTMENT
          COMPANY CONSIDERATIONS

     A non-U.S. corporation will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is passive income, or (2) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.


     Based on its estimated gross income, the average value of its gross assets and the nature of its business, Statia Terminals Group believes that it will not be classified as a PFIC for its current taxable year. Statia Terminals Group's status in future years will depend on its assets and activities in those years. Statia Terminals Group has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. If Statia Terminals Group were a PFIC, a United States Holder of common shares generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the common shares.


          CONTROLLED FOREIGN CORPORATION
          CONSIDERATIONS


     A non-U.S. corporation will be classified as a controlled foreign corporation (a "CFC") for U.S. federal income tax purposes in any taxable year of such corporation in which more than 50% of either (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or
(2) the total value of the stock of such corporation is owned or considered owned, on any day during such taxable year, by United States persons who own or are considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation ("Ten Percent Shareholders"). The CFC rules provide that, even if the CFC has made no distributions to its shareholders, each Ten Percent Shareholder of a CFC is required to include in income each year such Ten Percent Shareholder's pro rata share of the CFC's Subpart F income and investment of earnings in U.S. property. Although Statia Terminals Group currently is a CFC, Statia Terminals Group expects that, as a result of the offering, it will not be classified as a CFC. In addition, Statia Terminals Group's articles contain provisions primarily adopted to avoid becoming, or minimize the duration as, a CFC and to prevent any ownership or transfer of the common shares which may result in such classification.


NON-UNITED STATES HOLDERS

     DISTRIBUTIONS


     If you are a Non-United States Holder of common shares, generally you will not be subject to U.S. federal income or withholding tax on distributions received on common shares, unless such income is effectively connected with the conduct by you of a trade or business in the U.S.


     SALE OR EXCHANGE OF COMMON SHARES

     If you are a Non-United States Holder of common shares, generally you will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares unless (1) such gain is effectively connected with the conduct by you of a trade or business in the U.S. or (2) in the case of any gain realized by an individual, you are present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS


     U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of distributions on, and to proceeds from the sale or redemption of, common shares by a payor within the U.S. to a holder of common shares other than an exempt recipient. Exempt recipients include corporations, payees that are Non-United States Holders that provide an appropriate certification and certain other persons. A payor within the U.S. will be required to withhold 31% of any payments of the proceeds from the sale or redemption of common shares within the U.S. to you, unless you are an exempt recipient, if you fail to furnish your correct taxpayer identification number or otherwise fail to comply with such backup withholding tax requirements.



     Income tax regulations issued on October 6, 1997, and amended on December 30, 1998, would modify certain of the rules discussed above generally with respect to payments on common shares made after December 31, 1999. In particular, a payor within the U.S. will be required to withhold 31% of any payments of distributions on, or proceeds from the sale of, common shares within the U.S. to you, unless you are an exempt recipient, if you fail to furnish your correct taxpayer identification number or otherwise fail to comply with, or establish an exemption from, such backup withholding tax requirements. In the case of such payments by a payor within the U.S. to a foreign partnership, other than payments to a foreign partnership that qualifies as a withholding foreign partnership within the meaning of such income tax regulations and payments to a foreign partnership that are effectively connected with the conduct of a trade or business in the U.S., the partners of such partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a Non-United States Holder only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is unreliable.


     THE ABOVE DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF COMMON SHARES. PROSPECTIVE PURCHASERS OF COMMON SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION.

                                PLAN OF DISTRIBUTION


     Upon the terms and subject to the conditions stated in the underwriting
agreement dated      , 1999, Statia Terminals Group has agreed to sell to each
of the underwriters named below, and each of the underwriters has severally agreed to purchase from Statia Terminals Group, the number of common shares set forth opposite its name below:



                                         Number of
Underwriter                             Common Shares
-------------------------------------   -------------

Bear, Stearns & Co. Inc.

Morgan Stanley & Co. Incorporated

Prudential Securities Incorporated

Dain Rauscher Wessels
a division of Dain Rauscher
Incorporated

                                          ---------
Total                                     7,600,000
                                          ---------
                                          ---------



     The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all common shares offered hereby, other than those covered by the underwriters' over-allotment option described below, if any such common shares are taken.


     The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares


                       PAID BY STATIA
                       TERMINALS GROUP
                      -----------------
                         NO EXERCISE       FULL EXERCISE
                      -----------------    -------------
Per common share...      $                   $
Total..............      $                   $


     The underwriters propose to offer part of the common shares directly to the public at the offering price set forth on the cover page of this prospectus and part of such common shares to certain dealers at such price less a concession
not in excess of $   per common share. The underwriters may allow, and such
dealers may reallow, a concession not in excess of $   per common share to other
underwriters or to certain other dealers. After the initial offering of the common shares to the public, the offering price and other selling terms may from time to time be varied by the underwriters. The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority.


     Statia Terminals Group has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 760,000 additional common shares at the initial public offering price set forth on the cover page of this prospectus, minus the underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered hereby. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional common shares as the number of common shares set forth opposite such underwriter's name in the preceding table bears to the total number of common shares listed in such table.



     In addition, certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares during and after this offering. For instance, the underwriters may over-allot or otherwise create a short position in the common shares for their own account by selling more common shares than have been sold to them by Statia Terminals Group. The underwriters may then elect to cover any such short position by purchasing common shares in the open market or by exercising the over-allotment options granted to the underwriters. In addition, such persons may stabilize or maintain the price of the common shares by bidding for or purchasing common shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common shares to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the New York Stock Exchange or otherwise, and if commenced, may be discontinued at any time.



     Statia Terminals Group and its affiliates and the officers and directors of Statia Terminals Group and its affiliates have agreed as follows:


     o they will not, pursuant to an effective registration statement under the Securities Act, offer, sell, contract to sell or otherwise dispose of any common or subordinated shares, any securities that are convertible into, or exercisable or exchangeable for, or that represent the right to receive, common or subordinated shares or any securities that are senior to or pari passu with common shares; or


     o Statia Terminals Group will not register any subordinated shares under the Securities Act, purchase any subordinated shares or grant any options or warrants to purchase common shares in each case for a period of 180 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Incorporated, except for issuances of common shares in connection with certain acquisitions or capital improvements that are accretive on a per common or subordinated share basis or pursuant to employee benefit plans.



     Prior to this offering, there has been no public market for the common shares of Statia Terminals Group. Consequently, the initial public offering price has been determined by negotiations between Statia Terminals Group and the underwriters. Among the factors considered in determining the initial public offering price were the history of and prospects for our business and the industry in which we compete, an assessment of our management and the present state of our development, our past and present revenues, earnings and cash flows, the prospects for growth of our revenues, earnings and cash flows, the current state of the U.S. economy and the current level of economic activity in the industry in which we compete and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to us.


     We estimate that the total expenses of this offering, excluding
underwriting discounts and commissions, will be approximately $           .


     We have agreed to pay to Bear, Stearns & Co. Inc. a financial advisory fee in connection with the restructuring described herein in an amount of $1.5 million. In addition, certain of the underwriters may from time to time perform investment banking and other financial services for Statia Terminals Group and its affiliates for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for such services.



     Statia Terminals Group has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act.


     We intend to apply to list the common shares on the New York Stock Exchange, under the symbol "STV."

                                    EXPERTS


     The consolidated financial statements of Statia Terminals Group and its subsidiaries as of December 31, 1997 and 1998 and for the period from January 1, 1996 through November 27, 1996, the period from inception through December 31, 1996 and the years ended December 31, 1997 and 1998, included in this prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


     The opinion set forth under "Taxation--Netherlands Antilles Taxation" referred to in this prospectus and elsewhere in the registration statement has been rendered by PricewaterhouseCoopers (Netherlands Antilles), independent public accountants, and has been referred to herein in reliance upon the authority of such firm as experts in giving said opinion.

                                    LEGAL MATTERS


     The validity of the issuance of the common shares offered hereby and certain U.S. federal income tax consequences will be passed upon for Statia Terminals Group by White & Case LLP, New York, New York, with respect to matters of U.S. federal and state law. A partner at White & Case LLP, through his interest in a holding company, beneficially owns 93.75 shares of Statia Terminals Group's currently outstanding common stock and 93.75 shares of its currently outstanding Series E Preferred Stock.



     The validity of the issuance of the common shares offered hereby will be passed upon for Statia Terminals Group by Smeets Thesseling van Bokhorst Spigt, Curacao, Netherlands Antilles, with respect to Netherlands Antilles law and Stewart McKelvey Stirling Scales, Halifax, Nova Scotia, with respect to Canadian and Nova Scotia law.


     Certain legal matters in connection with this offering will be passed upon for the underwriters by Andrews & Kurth L.L.P., New York, New York.


                           ENFORCEABILITY OF CERTAIN
                               CIVIL LIABILITIES



     Our Netherlands Antilles counsel, Smeets Thesseling van Bokhorst Spigt, Curacao, has advised us as to risks relating to the enforceability of certain civil liabilities under the U.S. federal securities laws and related foreign judgments by courts of the Netherlands Antilles. Our Canadian counsel, Stewart McKelvey Stirling Scales, has advised us as to risks relating to the enforceability of such civil liabilities and foreign judgments by courts of the Province of Nova Scotia. For a detailed discussion of these risks, see "Risk Factors--You may not be able to sue us effectively in the Netherlands Antilles or Canada."



     Statia Terminals Group has appointed CT Corporation System, 1633 Broadway, New York 10019 as its agent for service of process in the United States.


                             AVAILABLE INFORMATION


     Statia Terminals Group has filed with the Securities and Exchange Commission a registration statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "registration statement") under the Securities Act and the rules and regulations thereunder, for the registration of the common shares offered through this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, certain parts of which have been omitted as permitted by the commission rules and regulations. Statements made in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete. Where such contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made.


     The registration statement may be inspected and copied at the public reference facilities maintained by the commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. Electronic registration statements filed through the Electronic Data Gathering Analysis and Retrieval system are publicly available through the commission's web site at http://www.sec.gov. All amendments thereto and subsequent periodic reports required to be filed under the Securities Exchange Act of 1934, as amended, have been and will be filed through EDGAR.


     Although Statia Terminals Group is not subject to the periodic reporting and other informational requirements of the Exchange Act, two of Statia Terminals Group's subsidiaries, Statia Terminals International and Statia Terminals Canada jointly file (as co-issuers of certain mortgage notes) reports and other information with the commission in accordance therewith. Such reports and information may be inspected and copied at the public reference facilities referred to above or obtained from the address or web sites specified above.

                                   APPENDIX A

                           GLOSSARY OF OFFERING TERMS


Adjusted operating surplus...........  For any period, operating surplus generated during that period as adjusted to:

                                       (a) decrease operating surplus by:

                                           (1) any net increase in working capital borrowings during that period, and

                                           (2) any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period; and

                                       (b) increase operating surplus by;

                                           (1) any net decrease in working capital borrowings during that period, and

                                           (2) any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

                                       Adjusted operating surplus does not include that portion of operating surplus included in clause (a)(1) of the definition of operating surplus.

Available cash.......................  For any quarter prior to liquidation, available cash is:

                                       (a) the sum of:

                                           (1) all of our cash and cash equivalents on hand at the end of that quarter, and

                                           (2) all of our additional cash and cash equivalents on hand on the date of determination of available cash for that quarter resulting from working capital borrowings for working capital purposes made after the end of that quarter;

                                       less

                                       (b) the amount of any cash reserves necessary or appropriate in the reasonable discretion of our board of directors to:

                                           (1) provide for the proper conduct of our business, including reserves for future capital expenditures and for our anticipated future credit needs, after that quarter,

                                           (2) provide funds for minimum quarterly distributions and cumulative common share arrearages for any one or more of the next four quarters,
                                               or

                                           (3) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we are a party or by which we are bound or our assets are subject.

                                       Our board of directors may not establish cash reserves pursuant to (2)
                                       above if the effect of those reserves would be that we are unable to distribute the minimum quarterly distribution on all common shares, plus any cumulative common share arrearage on all common shares for that quarter; and disbursements made by us or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced for purposes of determining available cash within that quarter if our board of directors so determines. However, "available cash" for the quarter in which our liquidation occurs and any quarter after that will equal zero.

Interim capital transactions.........  The following transactions, if they occur prior to liquidation, are interim capital transactions:

                                           o our borrowings or refinancings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business);

                                           o sales of equity interests by us, other than the common shares sold to the underwriters for the exercise of their over-allotment option; and

                                           o sales or other voluntary or involuntary dispositions of our assets, except for sales or other dispositions of:

                                             (a) inventory in the ordinary course of business,

                                             (b) accounts receivable and other assets in the ordinary course of business, and

                                             (c) assets as a part of normal retirements or replacements.

Operating expenditures...............  All expenditures, including, but not limited to, taxes, debt service payments and capital expenditures, are operating expenditures, except payments or prepayments of principal and premium on indebtedness if the payment is:

                                           o required in connection with the sale or other disposition of assets; or

                                           o made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests.

                                       At the election and in the reasonable discretion of our board of directors, any payment of principal or premium will be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by us within 180 days before or after that payment to the extent of the principal amount of that indebtedness.

                                       Operating expenditures do not include:

                                           o capital expenditures made for acquisitions or for capital improvements;

                                           o payment of transaction expenses relating to interim capital transactions; or

                                           o distributions.

                                       Where capital expenditures are made partially for acquisitions or capital improvements and partially for other purposes, our board of directors'
                                       good faith allocation between the amounts paid for each will be conclusive.

Operating surplus....................  For any period prior to liquidation on a cumulative basis, operating surplus is:

                                       (a) the sum of:

                                           (1) $7.5 million,

                                           (2) any net positive working capital on hand as of the close of business on the closing of this offering,

                                           (3) all cash receipts for the period beginning on the closing of this offering and ending on last day of that period, other than cash receipts from interim capital transactions, and

                                           (4) all cash receipts after the end of that period but on or before the date of determination of operating surplus for that period resulting from working capital borrowings;

                                       less

                                       (b) the sum of:

                                           (1) operating expenditures for the period beginning on the closing of this offering and ending with the last day of that period, and

                                           (2) the amount of cash reserves that is necessary or advisable in the reasonable discretion of our board of directors to provide funds for future operating expenditures.

                                       Disbursements made or cash reserves established, increased or reduced after the end of this period but on or before the date of determination of available cash for this period will be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within this period if our board of directors so determines.
                                       However, "operating surplus" for the quarter in which the liquidation occurs and any subsequent quarter will be equal to zero.

Unrecovered initial price............  At any time, the unrecovered initial price of a common share is the initial price of that share, after:

                                           o subtracting all distributions from interim capital transactions made on that common share;

                                           o subtracting any distributions of cash made in connection with our dissolution and liquidation made on that common share; and

                                           o adjusting this price as our board of directors determined is needed to reflect any distribution, subdivision or combination of the common shares.

Working capital borrowings...........  Working capital borrowings are borrowings made exclusively for working capital purposes and made pursuant to a credit facility or other arrangement that requires all borrowings under that arrangement to be reduced to a relatively small amount each year for an economically meaningful period of time.

                                   APPENDIX B

                PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS


     The following table shows the calculation of pro forma available cash from operating surplus and should be read in conjunction with "Cash Available for Distributions", Statia Terminals Group's consolidated financial statements and Statia Terminals Group's unaudited pro forma consolidated condensed financial statements.


                                                                      YEAR ENDED
                                                                   DECEMBER 31, 1998
                                                                 ----------------------
                                                                      (UNAUDITED)
                                                                 (DOLLARS IN THOUSANDS)

Pro forma net income..........................................          $  9,698

Add: Depreciation, amortization and non-cash charges(a).......            11,260

Less: Maintenance capital expenditures(b).....................            (8,906)
                                                                        --------

Pro forma available cash from operating surplus(c)(d).........          $ 12,052
                                                                        --------
                                                                        --------


(a) Reflects historical depreciation, amortization and non-cash charges for Statia Terminals Group less the historical depreciation, amortization and non-cash charges for Statia Terminals Southwest, Inc.


(b) Represents the actual level of maintenance capital expenditures less actual maintenance capital expenditures for Statia Terminals Southwest. We estimate that our maintenance capital expenditures will average approximately
    $7.0 million over each of the next three years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Expenditures".

(c) The pro forma adjustments in the unaudited pro forma financial statements are based upon currently available information and certain estimates and assumptions. The unaudited pro forma consolidated condensed financial statements do not purport to present our financial position or results of operations had the transactions to be effected at the closing of this offering actually been completed as of the date indicated. The amount of pro forma available cash from operating surplus shown above should only be viewed as a general indication of the amounts of available cash from operating surplus that may have been generated by us had the transactions occurred in earlier periods.


(d) The amount of available cash from operating surplus needed to make the minimum quarterly distribution for four quarters on the common and subordinated shares to be outstanding immediately after this offering will be $20.5 million (approximately $13.7 million for the common shares and approximately $6.8 million for the subordinated shares). The pro forma amounts reflected above would not have been sufficient to cover the minimum quarterly distribution during the year ended December 31, 1998 on all of the common and the subordinated shares.



   The amount of available cash from operating surplus needed to distribute the minimum quarterly distribution for four quarters on the common and subordinated shares to be outstanding immediately after this offering, assuming the underwriters exercise their over-allotment option in full, will be $21.8 million (approximately $15.0 million for the common shares and approximately $6.8 million for the subordinated shares). The pro forma amounts reflected above would not have been sufficient to cover the minimum quarterly distribution during the year ended December 31, 1998 on all of the common and the subordinated shares.

                                    INDEX TO
                              FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants.........................................................    F-2

Consolidated Balance Sheets as of December 31, 1997 and December 31, 1998..................................    F-3

Consolidated Statements of Income (Loss) for the period from January 1, 1996 through November 27, 1996, the period from Inception to December 31, 1996, the year ended December 31, 1997 and the year ended
  December 31, 1998........................................................................................    F-4

Consolidated Statements of Stockholders' Equity for the period from Inception to December 31, 1996, the
  year ended December 31, 1997 and the year ended December 31, 1998........................................    F-5

Consolidated Statements of Cash Flows for the period from January 1, 1996 through November 27, 1996, the period from Inception to December 31, 1996, the year ended December 31, 1997 and the year ended
  December 31, 1998........................................................................................    F-6

Notes to Consolidated Financial Statements.................................................................    F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Managing Directors of
  Statia Terminals Group N.V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Statia Terminals Group N.V. (a Netherlands Antilles corporation) and Subsidiaries (the "Company") as of December 31, 1997 and 1998, and the related consolidated statements of income (loss), stockholders' equity and cash flows for the period from Inception through December 31, 1996 and for the years ended December 31, 1997 and 1998. We have also audited the related combined statements of income (loss) and cash flows of Statia Terminals, Inc. and Subsidiaries and Affiliates (the "Predecessor Company") for the period from January 1, 1996 through November 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from Inception through December 31, 1996 and for the years ended December 31, 1997 and 1998 and the results of operations and cash flows of the Predecessor Company for the period from January 1, 1996 through November 27, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

West Palm Beach, Florida,
  February 1, 1999

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)


                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1997        1998
                                                                                             --------    --------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...............................................................   $  6,113    $ 14,061
  Accounts receivable--
     Trade, less allowance for doubtful accounts of $830 and $785
     in 1997 and 1998, respectively.......................................................     10,092       7,562
  Other...................................................................................      2,348       2,328
  Inventory, net..........................................................................      1,247       4,528
  Prepaid expenses........................................................................      1,489       1,417
                                                                                             --------    --------
       Total current assets...............................................................     21,289      29,896
PROPERTY AND EQUIPMENT, net...............................................................    218,529     209,970
OTHER NONCURRENT ASSETS, net..............................................................      6,661       5,744
                                                                                             --------    --------
       Total assets.......................................................................   $246,479    $245,610
                                                                                             --------    --------
                                                                                             --------    --------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable........................................................................   $  7,732    $  9,306
  Accrued interest payable................................................................      2,027       2,027
  Other accrued expenses..................................................................     11,099      15,946
                                                                                             --------    --------
       Total current liabilities..........................................................     20,858      27,279
LONG-TERM DEBT............................................................................    135,000     135,000
                                                                                             --------    --------
       Total liabilities..................................................................    155,858     162,279
REDEEMABLE PREFERRED STOCK:
     Series A, $0.10 par value, 20,000 shares authorized, issued and outstanding..........   $ 20,000    $ 20,000
     Series B, $0.10 par value, 10,000 shares authorized, issued and outstanding..........     10,000      10,000
     Series C, $0.10 par value, 10,000 shares authorized, issued and outstanding..........     10,000      10,000
STOCKHOLDERS' EQUITY:
  Preferred stock--
     Series D, $0.10 par value, 20,000 shares authorized and issued,
       20,000 shares outstanding at December 31, 1997,
       13,850 shares outstanding at December 31, 1998.....................................     20,000      13,850
     Series E, $0.10 par value, 209,500 shares authorized, 41,000 shares issued,
       41,000 shares outstanding at December 31, 1997 and
       40,974 shares outstanding at December 31, 1998.....................................     41,000      40,974
                                                                                             --------    --------
       Total preferred stock..............................................................     61,000      54,824
  Notes receivable from stockholders......................................................     (1,500)     (1,474)
  Common stock, $0.10 par value, 100,500 shares authorized, 41,000 shares issued and
     outstanding at December 31, 1997, 40,794 shares outstanding at December 31, 1998.....          4           4
  Additional paid-in-capital..............................................................         --         363
  Accumulated deficit.....................................................................     (8,883)    (10,386)
                                                                                             --------    --------
       Total stockholders' equity.........................................................     50,621      43,331
                                                                                             --------    --------
  Total liabilities and stockholders' equity..............................................   $246,479    $245,610
                                                                                             --------    --------
                                                                                             --------    --------


   The accompanying notes are an integral part of these financial statements.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                             (DOLLARS IN THOUSANDS)
      The Financial Statements of the Company and the Predecessor Company
              are not comparable in certain respects (See Note 1).


                                                                                                  THE COMPANY
                                                               PREDECESSOR       ----------------------------------------------
                                                                 COMPANY         PERIOD FROM
                                                            -----------------    INCEPTION
                                                            JANUARY 1, 1996       THROUGH           YEAR ENDED DECEMBER 31,
                                                               THROUGH           DECEMBER 31,    ------------------------------
                                                            NOVEMBER 27, 1996       1996            1997              1998
                                                            -----------------    ------------    --------------    ------------
REVENUES.................................................       $ 140,998          $ 14,956         $142,499         $136,762
COST OF SERVICES AND PRODUCTS SOLD.......................         129,915            12,803          122,939          106,688
                                                                ---------          --------         --------         --------
    Gross profit.........................................          11,083             2,153           19,560           30,074
ADMINISTRATIVE EXPENSES..................................           8,282               664            7,735            9,500
                                                                ---------          --------         --------         --------
    Operating income.....................................           2,801             1,489           11,825           20,574
LOSS (GAIN) ON DISPOSITION OF PROPERTY AND EQUIPMENT.....             (68)               --             (109)           1,652
INTEREST EXPENSE.........................................           4,187             1,613           16,874           16,851
INTEREST INCOME..........................................              57                40              555              684
                                                                ---------          --------         --------         --------
    Income (loss) before provision for income taxes and
      preferred stock dividends..........................          (1,261)              (84)          (4,385)           2,755
PROVISION FOR INCOME TAXES...............................             629               132              780              320
                                                                ---------          --------         --------         --------
    Income (loss) before preferred stock dividends.......          (1,890)             (216)          (5,165)           2,435
PREFERRED STOCK DIVIDENDS................................             792               306            3,196            3,938
                                                                ---------          --------         --------         --------
    Net income (loss) available to common stockholders...       $  (2,682)         $   (522)        $ (8,361)        $ (1,503)
                                                                ---------          --------         --------         --------
                                                                ---------          --------         --------         --------


   The accompanying notes are an integral part of these financial statements.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                     PREFERRED          PREFERRED         NOTES
                                  STOCK--SERIES D    STOCK--SERIES E    RECEIVABLE      COMMON STOCK     ADDITIONAL
                                  ----------------   ----------------      FROM        ---------------   PAID-IN      ACCUMULATED
                                  SHARES   AMOUNT    SHARES   AMOUNT    STOCKHOLDERS   SHARES   AMOUNT   CAPITAL       DEFICIT
                                  ------   -------   ------   -------   ------------   ------   ------   ----------   -----------

Issuance of common and
  preferred stock, November
  27, 1996.....................   20,000   $20,000   41,000   $41,000     $ (1,500)    41,000     $4        $ --       $      --

Net income (loss) available to
  common stockholders..........       --        --       --        --           --         --     --          --            (522)
                                  ------   -------   ------   -------     --------     ------     --        ----       ---------

BALANCE, December 31, 1996.....   20,000    20,000   41,000    41,000       (1,500)    41,000      4          --            (522)

Net income (loss) available to
  common stockholders..........       --        --       --        --           --         --     --          --          (8,361)
                                  ------   -------   ------   -------     --------     ------     --        ----       ---------

BALANCE, December 31, 1997.....   20,000    20,000   41,000    41,000       (1,500)    41,000      4          --          (8,883)

Net income (loss) available to
  common stockholders..........       --        --       --        --           --         --     --          --          (1,503)

Compensation expense related to
  issuance of options..........       --        --       --        --           --         --     --         363              --

Retirement of preferred
  stock........................   (6,150)   (6,150)      --        --           --         --     --          --              --

Other..........................       --        --      (26)      (26)          26        (26)    --          --              --
                                  ------   -------   ------   -------     --------     ------     --        ----       ---------

BALANCE, December 31, 1998.....   13,850   $13,850   40,974   $40,974     $ (1,474)    40,974     $4        $363       $ (10,386)
                                  ------   -------   ------   -------     --------     ------     --        ----       ---------
                                  ------   -------   ------   -------     --------     ------     --        ----       ---------

                                  TOTAL
                                 -------
Issuance of common and
  preferred stock..............  $59,504
Net income (loss) available to
  common stockholders..........     (522)
                                 -------
BALANCE, December 31, 1996.....   58,982
Net income (loss) available to
  common stockholders..........   (8,361)
                                 -------
BALANCE, December 31, 1997.....   50,621
Net income (loss) available to
  common stockholders..........   (1,503)
Compensation expense related to
  issuance of options..........      363
Retirement of preferred
  stock........................   (6,150)
Other..........................       --
                                 -------
BALANCE, December 31, 1998.....  $43,331
                                 -------
                                 -------

   The accompanying notes are an integral part of these financial statements.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)
      The Financial Statements of the Company and the Predecessor Company
              are not comparable in certain respects (See Note 1).

                                                                    PREDECESSOR
                                                                      COMPANY
                                                                 -----------------                THE COMPANY
                                                                   POST PRAXAIR       -----------------------------------
                                                                    ACQUISITION       PERIOD FROM
                                                                 -----------------     INCEPTION          YEAR ENDED
                                                                 JANUARY 1, 1996        THROUGH          DECEMBER 31,
                                                                    THROUGH           DECEMBER 31,    -------------------
                                                                 NOVEMBER 27, 1996       1996          1997        1998
                                                                 -----------------    ------------    -------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income (loss) before preferred stock dividends..............       $  (1,890)        $     (216)    $(5,165)   $  2,435
  Adjustments to reconcile net income (loss) before preferred stock dividends to net cash provided by operating
    activities:
    Depreciation, amortization, and noncash charges...........          12,296              1,011      10,911      12,383
    Provision for bad debts...................................             406                 --          11          72
    Loss (gain) on disposition of property and equipment......             (68)                --        (109)      1,652
    (Increase) decrease in accounts receivable--trade.........          (1,585)            (1,311)      2,060       2,458
    (Increase) decrease in other accounts receivables.........           3,237             (1,530)        747          20
    (Increase) decrease in inventory..........................          (5,033)             1,950       3,722      (3,281)
    (Increase) decrease in prepaid expense....................             (64)              (809)       (453)         72
    (Increase) decrease in other noncurrent assets............             319                 (2)       (123)          6
    Increase (decrease) in accounts payable...................           3,577                283      (2,202)      1,574
    Increase (decrease) in accrued expenses...................            (811)             2,859         371         799
    Increase (decrease) in payable to affiliates..............          (1,276)                --          --          --
                                                                     ---------         ----------     -------    --------
         Net cash provided by operating activities............           9,108              2,235       9,770      18,190
                                                                     ---------         ----------     -------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment..........................       $ (14,490)        $   (1,203)    $(5,344)   $(10,714)
  Proceeds from sale of property and equipment................             111                 --         112         122
  Proceeds from sale of Statia Terminals Southwest, Inc.......              --                 --          --       6,500
  Buyout of First Salute Leasing, L.P. assets.................         (88,511)                --          --          --
  Acquisition of Statia Operations, net of $185 of cash
    acquired..................................................              --           (173,961)         --          --
  Acquisition of Petroterminal de Panama, S.A.................              --             (1,000)         --          --
  Transaction costs...........................................              --             (9,572)         --          --
  Accrued transaction costs and purchase price adjustments....              --              7,703      (7,703)         --
                                                                     ---------         ----------     -------    --------
         Net cash used in investing activities................        (102,890)          (178,033)    (12,935)     (4,092)
                                                                     ---------         ----------     -------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in advances from Parent............................         203,767                 --          --          --
  Retirement of preferred stock...............................         (18,577)                --          --      (6,150)
  Bank borrowings.............................................          66,000                 --          --          --
  Bank repayments.............................................        (132,400)                --          --          --
  Dividends paid to affiliates................................         (25,792)                --          --          --
  Issuance of 11 3/4% First Mortgage Notes....................              --            135,000          --          --
  Debt costs paid.............................................              --             (6,428)         --          --
  Issuance of preferred stock.................................              --             56,500          --          --
  Issuance of common stock....................................              --                  4          --          --
                                                                     ---------         ----------     -------    --------
         Net cash provided by (used in) financing
           activities.........................................          92,998            185,076          --      (6,150)
                                                                     ---------         ----------     -------    --------
         Increase (decrease) in cash and cash equivalents.....            (784)             9,278      (3,165)      7,948
CASH AND CASH EQUIVALENTS, at beginning.......................           1,469                 --       9,278       6,113
                                                                     ---------         ----------     -------    --------
CASH AND CASH EQUIVALENTS, at end.............................       $     685         $    9,278     $ 6,113    $ 14,061
                                                                     ---------         ----------     -------    --------
                                                                     ---------         ----------     -------    --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for taxes.........................................       $     823         $        9     $   513    $    369
                                                                     ---------         ----------     -------    --------
                                                                     ---------         ----------     -------    --------
  Cash paid for interest......................................       $   4,455         $       --     $15,334    $ 15,940
                                                                     ---------         ----------     -------    --------
                                                                     ---------         ----------     -------    --------

   The accompanying notes are an integral part of these financial statements.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

1. ORGANIZATION AND OPERATIONS

     Statia Terminals Group N.V. was formed on September 4, 1996 by Castle Harlan Partners II, L.P. ("Castle Harlan"), a private equity investment fund managed by Castle Harlan, Inc., a private merchant bank, certain members of management and others and commenced operations on November 27, 1996 ("Inception"). Statia Terminals Group N.V. and Subsidiaries (the "Company") own and operate petroleum blending, transshipment and storage facilities located on the island of St. Eustatius, Netherlands Antilles and at Point Tupper, Nova Scotia, Canada. The Company's terminaling services are furnished to many of the world's largest producers of crude oil, integrated oil companies, oil traders, refiners, petrochemical companies and ship owners. In addition to storage, the Company provides a variety of related terminal services including bunkering, crude oil and petroleum product blending and processing, and emergency and spill response. A subsidiary of the Company provides administrative services for the Company from its office in Deerfield Beach, Florida.

     The Company includes the following primary entities (collectively, the "Statia Operations"): Statia Terminals Group N.V., Statia Terminals International N.V. ("Statia"), Statia Terminals N.V. (each incorporated in the Netherlands Antilles), Statia Terminals Canada, Inc. (incorporated in Nova Scotia, Canada) and Statia Terminals Southwest, Inc. (incorporated in Texas--the "Brownsville Facility") which was sold in July 1998 (see Note 15). Significant intercompany balances and transactions have been eliminated.

     The Company was formed during 1996 to acquire the capital stock of Statia Terminals, Inc. and its subsidiaries and affiliates (the "Predecessor Company") from Praxair, Inc. ("Praxair"). The combined statements of income (loss) and cash flows from January 1, 1996 through November 27, 1996 ("the period ended November 27, 1996"), included the accounts of the Predecessor Company. The Predecessor Company includes primarily the combination of the following commonly owned companies: Statia Terminals, Inc. (incorporated in Delaware); Statia Terminals N.V.; Statia Terminals Point Tupper, Inc. (incorporated in Nova Scotia, Canada); and Statia Terminals Southwest, Inc. Significant intercompany balances and transactions have been eliminated.

     Prior to January 12, 1996, the Predecessor Company was a wholly owned subsidiary of CBI Industries, Inc. ("CBI"). On January 12, 1996, pursuant to the Merger Agreement dated December 22, 1995 (the "Merger"), CBI became a wholly owned subsidiary of Praxair. This Merger transaction was reflected in the Predecessor Company's combined financial statements as a purchase effective January 1, 1996 (see Note 3).

     On November 27, 1996, Castle Harlan, members of our management and others acquired from Praxair all of the outstanding capital stock of Statia Terminals N.V., Statia Terminals, Inc., their subsidiaries and certain of their affiliates (the "Castle Harlan Acquisition"). The adjusted purchase price of the Castle Harlan Acquisition totaled approximately $218,146. The Castle Harlan Acquisition was paid, in part, by funds received by the Company from the issuance of $135,000 of 11 3/4% First Mortgage Notes (the "Notes") described in Note 6 and from the sale of the Company's preferred and common stock. The Castle Harlan Acquisition has been accounted for under the purchase method of accounting. The purchase price has been allocated to the assets and liabilities of the Company based on their fair values as of the date of the Castle Harlan Acquisition. The investment in Petroterminal de Panama, S.A. is carried at cost and is included in other noncurrent assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     These consolidated financial statements have been prepared in conformity with generally accepted accounting principles as promulgated in the United States which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Management is also required to make judgments regarding disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  Revenue Recognition

     Revenues from terminaling operations are recognized ratably as the services are provided. Revenues and commissions from bunkering services, terminaling-related services and bulk product sales are recognized at the time of delivery of the service or product.

  Foreign Currency Translation and Exchange

     The consolidated financial statements include the financial statements of foreign subsidiaries and affiliates translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation." The assets and liabilities are translated into U.S. dollars at year end exchange rates. Income and expense items are converted into U.S. dollars at average rates of exchange prevailing during the year. Substantially all of the Company's transactions are denominated in U.S. dollars.

  Stock-Based Compensation Plans

     SFAS No. 123, "Accounting for Stock-Based Compensation," allows for either the adoption of a fair value method for accounting for stock-based compensation plans or for the continuation of accounting under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations with supplemental disclosures.

     The Company has chosen to account for its stock options using the intrinsic value based method prescribed in APB Opinion No. 25 and, accordingly, does not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value of the stock at the date of grant to employees. SFAS No. 123 does not impact the Company's results of operations, financial position or cash flows.

  Cash and Cash Equivalents

     The Company's and the Predecessor Company's excess cash is invested in short-term, highly liquid investments with maturities of three months or less. Such short-term investments are carried at cost, which approximates market, and are classified as cash and cash equivalents.

  Financial Instruments

     The Company uses various methods and assumptions to estimate the fair value of each class of financial instrument. Due to their nature, the carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates fair value. The Company's other financial instruments are not significant.

  Inventory

     Inventory of oil products is valued at the lower of weighted average cost or estimated market value.

  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the respective assets. Additions to property and equipment, replacements, betterments and major renewals are capitalized. Repair and maintenance expenditures which do not materially increase asset values or extend useful lives are expensed.

     SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) any asset may not be recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The Company continually evaluates factors, events and circumstances which include, but are not limited to, its historical and projected operating performance, specific industry trends and general economic conditions to assess whether the remaining estimated useful lives of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable. When such factors, events or circumstances indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted cash flow over the remaining lives of the long-lived assets in measuring their recoverability.

  Other Noncurrent Assets

     Other noncurrent assets primarily consist of deferred financing costs and an investment in PTP carried at cost in the amounts of $5,432 and $1,000 respectively, as of December 31, 1997, and $4,521 and $1,000, respectively, as of December 31, 1998. The deferred financing costs related to establishing debt obligations are amortized ratably over the life of the underlying obligation. Debt cost amortization expense was $911 for the years ended December 31, 1997 and 1998.

  Income Taxes

     The Company and the Predecessor Company determine their tax provision and deferred tax balances in compliance with SFAS No. 109, "Accounting for Income Taxes." Under this approach, the provision for income taxes represents income taxes paid or payable for the current year adjusted for the change in deferred taxes during the year. Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the financial statement bases and the tax bases of assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted.

  Comprehensive Income

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The following types of items are to be considered in computing comprehensive income: foreign currency translation adjustments, pension liability adjustments, and unrealized gain/loss on securities available for sale. For all periods presented herein, there were no differences between net income and comprehensive income.

  Segment Information

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about product and services, geographic areas, and major customers. The adoption of SFAS No. 131 had no impact on consolidated results of operations, financial position or cash flow.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  Reclassifications

     Certain reclassifications were made to the 1996 and 1997 financial statements in order to conform to the 1998 presentation.

     A statement of stockholders' equity for the Predecessor Company is not presented because the information would not be comparable to that of the Company.

3. PRAXAIR PURCHASE ACCOUNTING

     As discussed in Note 1, prior to January 12, 1996, the Predecessor Company was a wholly owned subsidiary of CBI. On January 12, 1996, pursuant to the Merger Agreement dated December 22, 1995, CBI became a wholly owned subsidiary of Praxair. This Merger transaction was reflected in the Predecessor Company's combined financial statements as a purchase effective January 1, 1996. The fair value assigned to the Predecessor Company as of the Merger date was $210,000, excluding bank borrowings, Praxair and CBI intercompany and advance accounts and the buyout of certain off-balance-sheet financing ("Merger Value").

     The allocation of the Merger Value to the assets and liabilities acquired, based on the estimated fair value assigned, was as follows:

Merger Value..................................................   $210,000
Less--
  Debt acquired...............................................     66,000
  Intercompany/advance accounts...............................     44,000
  Off-balance sheet obligations...............................     89,000
                                                                 --------
                                                                 $ 11,000
                                                                 --------
                                                                 --------

Allocation of merger value--
  Total current assets........................................   $ 17,000
  Property and equipment......................................    111,000
  Other noncurrent assets.....................................      4,000
  Liabilities assumed.........................................   (121,000)
                                                                 --------
                                                                 $ 11,000
                                                                 --------
                                                                 --------

     In addition, $10,000 of Praxair debt was pushed down to the Predecessor Company's books effective January 1, 1996. This debt was eliminated in connection with the Castle Harlan Acquisition.

4. ACQUISITION


     As discussed in Note 1, on November 27, 1996, the Company acquired from Praxair all of the outstanding capital stock of Statia Terminals N.V., Statia Terminals, Inc., their subsidiaries and certain affiliates. The Castle Harlan Acquisition has been accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the assets and liabilities of the Company based on their respective fair values as of the date of the Castle Harlan Acquisition. No portion of the purchase price of the Company was allocated to intangible assets since the fair value of the tangible assets exceeded the purchase price. No adjustments were made to the allocated fair values during 1997 or 1998.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

4. ACQUISITION--(CONTINUED)
     The allocation of the total purchase price to the assets and liabilities acquired was as follows:

Purchase Price--
  Cash paid...................................................   $175,146
  Stock issued................................................     43,000
  Commissions, fees and expenses..............................     16,000
                                                                 --------
     Total purchase price.....................................   $234,146
                                                                 --------
                                                                 --------

Allocation of Purchase Price--
  Current assets..............................................   $ 19,570
  Property and equipment......................................    222,907
  Other non-current assets....................................      7,524
  Liabilities assumed.........................................    (15,855)
                                                                 --------
     Total purchase price.....................................   $234,146
                                                                 --------
                                                                 --------

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

5. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following as of December 31:

                                                                                                       USEFUL LIVES
                                                                                 1997        1998       IN YEARS
                                                                               --------    --------    ------------
Land........................................................................   $  1,291    $  1,291
Land improvements...........................................................      7,964       7,679           5-20
Buildings and improvements..................................................      2,178       3,303          20-40
Plant machinery.............................................................    216,322     215,017           4-40
Field and office equipment..................................................      1,677       2,497           3-15
                                                                               --------    --------
     Total property and equipment, at cost..................................    229,432     229,787
Less--Accumulated depreciation..............................................     10,903      19,817
                                                                               --------    --------
     Property and equipment, net............................................   $218,529    $209,970
                                                                               --------    --------
                                                                               --------    --------

     Pursuant to the Castle Harlan Acquisition, the Company agreed with stockholders to sell the Brownsville Facility and the M/V Statia Responder. The M/V Statia Responder is still in operation, and the revenues and costs, including depreciation, associated with operating this asset are included in the accompanying financial statements. If the Company sells this asset in the future, the net proceeds from this sale may be required to be used to redeem certain of the Company's preferred stock. On July 29, 1998, the Company sold the Brownsville Facility.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

6. DEBT


     The 11 3/4% Notes due November 15, 2003 were issued by subsidiaries of the Company (the "Issuers") on November 27, 1996 in connection with the Castle Harlan Acquisition and pay interest on May 15 and November 15 of each year. The Notes are redeemable, in whole or, in part, at the option of the Issuers at any time on or after November 15, 2000, at the following redemption prices (expressed as percentages of principal amount), together with accrued and unpaid interest, if any, thereon to the redemption date, if redeemed during the 12-month period beginning November 15, in the year indicated:


                                                        OPTIONAL
YEAR                                                  REDEMPTION PRICE
---------------------------------------------------   ----------------
2000                                                       105.875%
2001                                                       102.938%
2002                                                       100.000%

     Notwithstanding the foregoing, any time on or prior to November 15, 1999, the Issuers may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more Equity Offerings (as defined in the Indenture to the Notes) at a redemption price equal to 111.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, provided that after giving effect to such redemption, at least 65% of the aggregate principal amount of the Notes remains outstanding.


     The Notes are guaranteed on a full, unconditional, joint and several basis by each of the indirect and direct active subsidiaries of Statia. The Notes are also subject to certain financial covenants as set forth in the Indenture, the most restrictive of which include, but are not limited to the following: (i) a consolidated fixed charge coverage ratio for the prior four full fiscal quarters at least 2.0:1, which, if met, will permit the Company to make additional borrowings above the Company's revolving credit facility discussed below,
(ii) other limitations on indebtedness and (iii) restrictions on certain payments. In addition, the Notes place restrictions on the Company's ability to pay dividends other than distributions from the proceeds of assets held for sale as discussed above and certain management fees as discussed in Note 12 below. Except with the occurrence of an event of default, subsidiaries of Statia have no restrictions upon transfers of funds in the form of dividends, loans or cash advances. The Company has been in compliance with the financial covenants set forth in the Indenture. The Company has not met the minimum consolidated fixed charge coverage ratio for certain periods which would have prevented the Company from making additional borrowings above the revolving credit facility discussed below.


     The Company has a revolving credit facility (the "Credit Facility") which allows certain of the Company's subsidiaries to borrow up to $17,500 or the limit of the borrowing base as defined in the Credit Facility. The Credit Facility calls for a commitment fee of 0.375% per annum on a portion of the unused funds. The Credit Facility bears interest at a rate of prime plus 0.5% (8.25% at December 31, 1998). The Credit Facility constitutes senior indebtedness of the Company and is secured by a first priority lien on certain of the Company's accounts receivable and inventory. The Credit Facility is subject to certain restrictive covenants; however, it is not subject to financial covenants. The Credit Facility does not restrict the Company's subsidiaries from transferring funds to the Company in the form of dividends, loans or cash advances; however, the failure to pay interest when due constitutes an event of default under the Credit Facility and such event of default, until cured, prohibits upstream dividend payments to be made to the Company. The Credit Facility expires on November 27, 1999. At December 31, 1997 and 1998, the Company had approximately $8,058 and $7,982, respectively, available for borrowing under the Credit Facility as limited by the borrowing base computation and had no outstanding balance.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

7. PREFERRED STOCK

     The Company has authorized preferred stock of $26,950 divided into 269,500 shares with a par value of $0.10 consisting of the following shares: (i) 20,000 shares of 8% Series A Cumulative Preferred Stock (the "Series A Preferred Stock"); (ii) 10,000 shares of 8% Series B Cumulative Preferred Stock (the "Series B Preferred Stock"); (iii) 10,000 shares of 8% Series C Cumulative Preferred Stock (the "Series C Preferred Stock"); (iv) 20,000 shares of 2% Series D Preferred Stock (the "Series D Preferred Stock"); and (v) 209,500 shares of 2% Series E Preferred Stock (the "Series E Preferred Stock"). Under certain circumstances as defined in the Articles of Incorporation and Preferred Stock Agreements (defined below), the dividend rates on the Series A, Series B and Series C Preferred Stock may increase from 8% to 14.75%.

     The terms of the Series A, Series B and Series C Preferred Stock contain provisions for redemption beyond the control of the Company and certain restrictions on the purchase, redemption, defeasance or retirement of the Notes unless such action is effected (i) at the stated maturity of the Notes, (ii) in connection with an event of default, (iii) pursuant to the mandatory purchase offer provisions of the Indenture governing the Notes relating to asset sales or
(iv) pursuant to the redemption provisions of the Indenture relating to withholding taxes. Other than as permitted by the foregoing provisions, the Company may not, directly or indirectly, cause or permit Statia or any of its subsidiaries to, directly or indirectly, purchase, redeem, defease or retire any Notes if: (i) in the case of the Series A Preferred Stock, (a) the Company shall not have declared full cash dividends on such series or, if the Indenture restricts such declaration, full cash dividends on such series to the extent permitted by the Indenture, or (b) the Company fails to redeem such series when such redemption is mandatory, (ii) in the case of the Series B Preferred Stock, the Company fails to redeem such series when such redemption is mandatory,
(iii) in the case of the Series C Preferred Stock, the Company fails to redeem such series when such redemption is mandatory, (iv) following the occurrence of certain events set forth in the Preferred Stock Agreements in which the dividend rate on the Series A, Series B or Series C Preferred Stock is not 8% per annum, or (v) such purchase, redemption, defeasance or retirement would reduce the Consolidated Fixed Charge Coverage Ratio (as defined in the Indenture) that, in certain circumstances, the Series C Preferred Stock may not be redeemed. The Series A, B and C Preferred Stock in the aggregate of $40,000 was contributed from Praxair as non-cash equity.

     The Series A and Series C Preferred Stock is non-voting stock with a liquidation preference of one thousand dollars per share. The Company must redeem these series on the earliest of (i) one year following the maturity date of the Notes, (ii) one year from the date on which not more than $10,000 aggregate principal amount of the Notes is outstanding (other than those Notes held or beneficially owned by the Company or any of its affiliates), (iii) the date on which a holder or beneficial owner of any equity interest in the Company (other than Praxair) or any option, warrant, convertible security or synthetic or derivative product related to such equity interest sells, assigns, pledges or otherwise transfers any such equity interest, except in limited circumstances, or (iv) 30 days following receipt of notice from the holders of any such series that the Company has failed to cure a material breach under the Company's Senior Preferred Stock Agreement or Shareholder Agreement (together the "Preferred Stock Agreements").

     The Series B Preferred Stock is non-voting stock with a liquidation preference of one thousand dollars per share. The Company must redeem this series on the earliest of (i) the second anniversary of the initial issuance of this series of stock, (ii) one year from the date on which not more than $10,000 aggregate principal amount of the Notes is outstanding, (iii) the date on which a holder or beneficial owner of any equity interest in the Company (other than Praxair) or any option, warrant, convertible security or synthetic or derivative product related to such equity interest sells, assigns, pledges or otherwise transfers any such equity interest, except in limited circumstances, or
(iv) 30 days following receipt of notice from the Series B Preferred Stockholders that the Company has failed to cure a material breach under the Preferred Stock Agreements. To the extent that the Company or one of its affiliates shall have received proceeds from the sale of the M/V Statia Responder, an emergency and oil spill response vessel owned by a subsidiary, the Company must redeem the Series B Preferred Stock at the applicable redemption price therefor out of such proceeds. The Indenture permits the sale of the M/V

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

7. PREFERRED STOCK--(CONTINUED)
Statia Responder and, in the event of such sale, will permit a payment from Statia to the Company equal to the amount of the liquidation preference plus accrued and unpaid dividends on the then outstanding Series B Preferred Stock.

     If the Company has not redeemed the Series B Preferred Stock by November 27, 1998, the Company may, following the exercise of any option to exchange the Series B Preferred Stock into common equity of the Company (which option must be exercised by the holders of the Series B Preferred Stock prior to the third anniversary of the closing date, November 27, 1996), either redeem the shares for cash or exchange them for common equity of the Company. If the shares are not redeemed for cash or exchanged for common equity of the Company then the dividend rate on the Company's Series A, Series B and Series C Preferred Stock increases from 8% to 14.75% effective November 28, 1998. As the Series B Preferred Stock was not redeemed by the Company prior to November 27, 1998, the dividend rate on the Company's Series A, Series B and Series C Preferred Stock increased from 8% to 14.75% effective November 28, 1998, in accordance with the Company's Preferred Stock Agreements and its Articles of Incorporation.

     If Statia or one of its subsidiaries is permitted, under the terms of the Consolidated Fixed Charge Coverage Ratio test in the Limitation on Additional Indebtedness covenant in the Indenture, to issue indebtedness in an amount up to or greater than the liquidation preference of the Series C Preferred Stock plus accrued but unpaid dividends thereon, and the Company does not redeem the Series C Preferred Stock at the applicable redemption price under certain conditions, then the management fees payable to Castle Harlan, Inc. (see Note 12) thereafter accrue and will not be paid in cash until such redemption occurs. The Indenture permits one or more restricted payments from Statia to the Company when such Consolidated Fixed Charge Coverage Ratio tests permits the incurrence of indebtedness in an amount up to the liquidation preference plus accrued and unpaid dividends on the then outstanding Series C Preferred Stock.

     The Series D Preferred Stock is non-voting stock, has a liquidation preference of one thousand dollars per share for which the dividends have been waived. The Indenture permits the sale of the Brownsville facility and permits a restricted payment from Statia to the Company equal to the net proceeds from such sale. Such amounts are required to be applied to redeem the Series D Preferred Stock. On July 29, 1998 the Company sold the Brownsville Facility and a restricted payment of $6,150 was made from Statia to the Company to redeem a portion of the Series D Preferred Stock.

     The Series E Preferred Stock is voting stock which has a liquidation preference of one thousand dollars per share for which the dividends have been waived.

     For the period ended December 31, 1996, the Company accrued dividends of $152, $77 and $77 for Series A, Series B, and Series C Preferred Stock, respectively. For the year ended December 31, 1997, the Company accrued dividends of $1,598, $799 and $799 for Series A, Series B and Series C Preferred Stock, respectively. For the year ended December 31, 1998, the Company accrued dividends of $1,970, $984 and $984 for the Series A, Series B and Series C Preferred Stock, respectively.

8. NOTES RECEIVABLE FROM STOCKHOLDERS

     Notes receivable from stockholders represent nonrecourse loans made by the Company to certain members of management and are secured by pledges of the Company's common stock. The loans bear interest at 6.49% and are due on the earlier of (i) November 26, 2003, or (ii) sale of the Company's common stock. These loans have been classified as a reduction to preferred stock in the accompanying financial statements.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

9. LEASES

     The Company and the Predecessor Company rent certain facilities, land and marine equipment under cancelable and noncancelable operating leases. Rental expense on operating leases was $13,854 (of which $9,870 including $4,270 for recognition of lease residual value guarantee, relates to the lease described below), $491, $3,763 and $3,409 for the period ended November 27, 1996, the period ended December 31, 1996, the year ended December 31, 1997 and the year ended December 31, 1998, respectively. Future rental commitments during the years ending 1999 through 2003 are $3,619, $2,569, $2,504, $2,518 and $837, respectively.

     On November 17, 1993, Statia Terminals N.V. and a subsidiary entered into an agreement with a third-party financier (First Salute Leasing, L.P.) pursuant to which a portion of its land on St. Eustatius was leased to this third party for the purpose of construction and operation of five million barrels of crude oil storage tanks and a single point mooring system. Statia Terminals N.V. acted as agent for the third party with regard to the construction of the facilities. Statia Terminals N.V. leased the facility from the third party for a minimum period of five years beginning February 1, 1995. The aggregate construction cost incurred for these leased assets totaled $88,513. At the completion of the initial five year term, Statia Terminals N.V. had the option to extend the lease, purchase the facility from the lessor, or arrange for the leased properties to be sold to a third party. In the event of purchase or sale of these properties, Statia Terminals N.V. was obligated to the lessor for any shortfall between the purchase or sales price and the lease residual value guarantee. In connection with the Castle Harlan Acquisition, Praxair terminated the above First Salute Leasing, L.P. off-balance-sheet financing arrangement and paid in full all obligations related to this lease.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

10. INCOME TAXES

     The sources of income (loss) by jurisdiction before the provision for income taxes and preferred stock dividends are:

                                                        PREDECESSOR                        THE COMPANY
                                                          COMPANY        -----------------------------------------------
                                                      ----------------   PERIOD FROM
                                                      JANUARY 1, 1996     INCEPTION          YEARS ENDED DECEMBER 31,
                                                        THROUGH            THROUGH
                                                      NOVEMBER 27,       DECEMBER 31,       ----------------------------
                                                          1996              1996               1997           1998
                                                      ----------------   ----------------   ------------    ------------
U.S.................................................      $    134            $ (300)         $ (1,823)        $ (362)
Non-U.S.............................................        (1,395)              216            (2,562)         3,117
                                                          --------            ------          --------         ------
                                                          $ (1,261)           $  (84)         $ (4,385)        $2,755
                                                          --------            ------          --------         ------
                                                          --------            ------          --------         ------

     The provision for income taxes consisted of:

                                                           PREDECESSOR                       THE COMPANY
                                                             COMPANY        ----------------------------------------------
                                                         ----------------   PERIOD FROM
                                                         JANUARY 1, 1996    INCEPTION           YEARS ENDED DECEMBER 31,
                                                           THROUGH           THROUGH
                                                         NOVEMBER 27,       DECEMBER 31,      ----------------------------
                                                            1996               1996             1997            1998
                                                         ----------------   ---------------   ------------    ------------
Current:
  U.S..................................................       $  215             $  --           $ (128)         $   --
  State................................................          (25)               --              (42)             --
  Non-U.S..............................................         (487)             (132)            (610)           (320)
                                                              ------             -----           ------          ------
                                                                (297)             (132)            (780)           (320)
                                                              ------             -----           ------          ------
Deferred:
  U.S..................................................         (332)               --               --              --
                                                              ------             -----           ------          ------
     Total provision...................................       $ (629)            $(132)          $ (780)         $ (320)
                                                              ------             -----           ------          ------
                                                              ------             -----           ------          ------

     The components of the deferred income provision relate primarily to book versus tax differences in computing depreciation expense.

     A reconciliation of income taxes at the U.S. statutory rate of 35% to the Company's provision for income taxes follows:

                                                        PREDECESSOR                       THE COMPANY
                                                          COMPANY        ----------------------------------------------
                                                      ----------------   PERIOD FROM
                                                      JANUARY 1, 1996    INCEPTION           YEARS ENDED DECEMBER 31,
                                                        THROUGH           THROUGH
                                                      NOVEMBER 27,       DECEMBER 31,      ----------------------------
                                                          1996              1996              1997            1998
                                                      ----------------   ---------------   ------------    ------------
Income (loss) before income taxes and preferred
  stock dividends...................................      $ (1,261)           $ (84)         $ (4,385)       $  2,755
                                                          --------            -----          --------        --------
Tax (provision) benefit at U.S. statutory rate......           440               29             1,535            (964)
State income taxes..................................            --               --               (14)             --
Non-U.S. tax rate differential and losses without
  tax benefit.......................................        (1,069)            (119)           (2,301)            644
                                                          --------            -----          --------        --------
Other, net..........................................            --              (42)               --              --
                                                          --------            -----          --------        --------
                                                          $   (629)           $(132)         $   (780)       $   (320)
                                                          --------            -----          --------        --------
                                                          --------            -----          --------        --------

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

10. INCOME TAXES--(CONTINUED)

     For 1996, the Company's effective tax rate exceeds the foreign tax statutory rates as a result of Canadian large corporation tax and losses incurred by certain subsidiaries for which the Company has not recognized any benefit.

     The principal temporary differences included on the balance sheets net of effective tax rates are:

                                                                                      THE COMPANY
                                                                              ----------------------------
                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                 1997            1998
                                                                              ------------    ------------
Net operating loss and ITC carryforwards...................................     $ 30,054        $ 28,080
Valuation allowance........................................................      (30,054)        (28,080)
                                                                                --------        --------
                                                                                $     --        $     --
                                                                                --------        --------
                                                                                --------        --------

     The Company's net deferred tax assets primarily relate to Canadian investment tax credits and net operating loss carryforwards. The Company has provided a full valuation allowance against these tax assets, because it is not certain that the deferred tax assets will be utilized in the future.


     The Company's Canadian subsidiaries are subject to a federal large corporation tax based on 0.225% of the subsidiaries' total equity. As of April 1, 1997, Nova Scotia enacted a provincial capital tax based on 0.25% of the subsidiaries' total equity (prorated to 0.1888% for the 1997 calendar year). The Company has benefited from investment tax credit carryforwards and net operating tax losses which expire in various amounts through 2003 and 2005, respectively. The net operating tax loss carryforwards available to offset Canadian taxable income at December 31, 1997 and 1998 were $59,483 and $55,097, respectively. The investment tax credit carryforward available to reduce Canadian income taxes was $7,302 at December 31, 1997 and 1998.


     On June 1, 1989, the governments of the Netherlands Antilles and St. Eustatius approved a Free Zone and Profit Tax Agreement retroactive to
January 1, 1989 and concluding on December 31, 2000. This agreement requires a subsidiary of the Company to pay a 2% rate on taxable income, as defined, or a minimum payment of 500 Netherlands Antilles guilders ($282). This agreement further provides that any amounts paid in order to meet the minimum annual payment will be available to offset future tax liabilities under the agreement to the extent that the minimum annual payment is greater than 2% of taxable income. At December 31, 1998, the amount available to offset future tax liability under the agreement was approximately $1,412. Currently, the subsidiary is renegotiating a new agreement with the governments of the Netherland Antilles and St. Eustatius that will be effective from January 1, 1998, through December 31, 2010, with extension provisions to 2015.

     Certain of the Company's Netherlands Antilles subsidiaries are not part of the Free Zone and Profit Tax Agreement and, accordingly, pay Netherlands Antilles federal income tax at an effective tax rate of up to 45%. Approximately $67 and $28 of profit tax is included in the Netherlands Antilles tax provision for the periods ended December 31, 1997 and December 31, 1998, respectively.

11. STOCK OPTIONS

     During 1997, the stockholders of the Company approved the 1997 Stock Option Plan (the "Plan") which allows up to 7,235 shares of $0.10 par value common stock of the Company to be delivered pursuant to incentive stock option award agreements or nonqualified stock option award agreements. The incentive stock option award agreement specifies that after two years of employment from the date of grant and after each of the following three years, 25% of the option shares become exercisable unless a Liquidation Event occurs (as defined in the award agreement) at which time the option becomes fully exercisable. The options terminate upon termination of employment, except in the event of death, permanent disability or Company termination other than for substantial cause. Each option expires ten years after the date of grant.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

11. STOCK OPTIONS--(CONTINUED)
     During November 1997, 2,895 shares of common stock were granted to certain employees of the Company pursuant to incentive stock option award agreements at an exercise price of $0.10, which equaled the fair market value of the Company's common stock. The Company applies APB Opinion No. 25 and related interpretations in accounting for options granted to employees and directors. Accordingly, no compensation costs have been recognized related to the stock options granted in 1997.

     During December 1998, 2,895 shares of common stock were granted to certain employees of the Company pursuant to incentive stock option award agreements at an exercise price of $0.10. The Company recorded the required compensation expense under APB 25 on the date of grant representing the difference between the estimated fair value of the options and the exercise price of $0.10 per share amortized over the vesting period of five years. The fair value of such options was determined based on an independent appraisal of the Company's common stock on the date of grant of $810 per share. The total amount of compensation expense recognized during 1998 related to such options was $39 and is included in cost of services and products sold and administrative expenses.

     The Company also granted 400 options to purchase common stock to non-employee directors of the Company. These options vested immediately on the date of grant. The Company recorded $324 of compensation expense under APB No. 25 on the date of grant. This amount represented the difference between the fair value of $810 per share and the exercise price of $0.10 per share. The compensation expense is included in administrative expenses.

     Had compensation cost been recorded for the Company's awards based on fair value at the grant dates consistent with the methodologies of SFAS No. 123, the Company's 1998 reported net income (loss) available to common stockholders would have been reduced to the pro forma amounts indicated below:

Net income (loss) available to common stockholders:
  As reported.................................................................................   $(1,503)
  Pro forma...................................................................................   $(1,960)

     Under SFAS 123, the value of each option granted is estimated on the date of grant using the Black Scholes model with the following assumptions: Risk-free interest rate--6.3%, dividend yield--0%, and expected life of the option--10 years.

12. RELATED PARTY TRANSACTIONS

     Prior to November 27, 1996, the Company engaged in various related-party transactions with Praxair, CBI and their affiliates. Advances consisted principally of funds loaned by Praxair/CBI for disbursements, debt service and dividends offset by the transfer of the Predecessor Company's excess cash. The advances were non-interest-bearing and did not have a specified maturity date.

     The Predecessor Company regularly contracted with affiliates of CBI for the construction and expansion of its facilities and for certain repair and maintenance work. During the period ended November 27, 1996, $4,828 was paid to Praxair or CBI affiliates for these activities related to its property and equipment. It is not possible to determine whether the results of operations and financial position of the Predecessor Company would be significantly different had the Predecessor Company contracted with independent third parties for its construction, expansion, repair and maintenance needs.

     Praxair and CBI directly allocated certain corporate administrative services to the Predecessor Company including certain legal services, risk management, tax advice and return preparation, employee benefit administration, cash management and other services. During the period ended November 27, 1996, $138 was paid for these direct and indirect administrative services. All intercompany balances owed to Praxair, CBI and their affiliates were fully paid in connection with the Acquisition.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

12. RELATED PARTY TRANSACTIONS--(CONTINUED)
     The Company entered into a ten-year management agreement with Castle Harlan, Inc., to pay an annual management fee of $1,350, plus out-of-pocket expenses, advisory and strategic planning services subject to certain conditions. In the event the net proceeds from the sale of the M/V Statia Responder exceed a specified threshold, Castle Harlan, Inc. may be entitled to a payment of up to $1,000. This agreement terminates upon a change in control.

13. COMMITMENTS AND CONTINGENCIES

  Environmental, Health and Safety Matters


     In connection with the Castle Harlan Acquisition, studies were undertaken by and for Praxair to identify potential environmental, health and safety matters. Certain matters involving potential environmental costs were identified at the Point Tupper, Nova Scotia, Canada facility. Praxair has agreed to pay for certain of these environmental costs subject to certain limitations. Praxair has paid approximately $2,300 during the period from November 27, 1996 to December 31, 1998 related to such costs. Based on investigations conducted and information available to date, the potential cost of additional remediation and compliance is estimated at $10,000, substantially all of which the Company believes is the responsibility of Praxair per the Castle Harlan Acquisition agreement. The Company has also identified certain other environmental, health and safety costs not covered by the agreement with Praxair for which $1,500 was accrued in 1996 ($10 of which has been expended through December 31, 1998). The Company believes that these environmental, health and safety costs, subject to reimbursements from Praxair, will not have a material adverse effect on the Company's financial position, cash flows or results of operations.


  Litigation

     Global Petroleum Corp. ("Global") brought an action against the Company in December 1993 in the Supreme Court of Nova Scotia seeking the release of certain petroleum products owned by Global that the Company was holding to secure the payment of certain invoices. Global secured the release of the products by posting a $2,000 bond. Global claims damages of $1,200 for breach of contract and the Company counter-claimed for breach of contract and payment of the approximately $2,000 of unpaid invoices for product storage and other service. In April 1996, Global, Scotia Synfuels Limited and their related companies brought suit against CBI and the Company in the Supreme Court of Nova Scotia alleging damages in the amount of $100,000 resulting from misrepresentation, fraud and breach of fiduciary duty associated with the reactivation of the Point Tupper facility and the sale of their shares in Point Tupper Terminals Company, a predecessor to Statia Canada, to an affiliate of the Company and CBI.

     In May 1994, the U.S. Department of Justice brought an action in the U.S. District Court for the District of the Virgin Islands against Statia Terminals, Inc. and Statia Terminals, N.V. for $3,600 of pollution clean-up costs in connection with the discharge of oil into the territorial waters of the U.S. Virgin Islands and Puerto Rico by a barge that had been loaded by Statia Terminals, N.V. at St. Eustatius but was not affiliated with the Company. On April 16, 1998, the U.S. District Court ruled that it lacked jurisdiction over Statia Terminals, N.V. and dismissed it from the case.

     The Company believes the allegations made in these proceedings are without merit; therefore, the Company intends to vigorously contest these claims. In connection with the Castle Harlan Acquisition, Praxair agreed to indemnify the Company against damages relating to the foregoing proceedings. While no estimates can reasonably be made of any ultimate liability at this time, the Company believes the ultimate outcome of these proceedings will not have a material adverse effect on the Company's business, financial condition or results of operations.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

13. COMMITMENTS AND CONTINGENCIES--(CONTINUED)
     The Company is involved in various other claims and litigation arising in the normal course of its business. Based upon analysis of legal matters and discussions with legal counsel, the Company believes that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, cash flows and results of operations.

  Accrued Expenses

     A summary of accrued expenses consists of the following as of December 31:

                                                                                      1997       1998
                                                                                     -------    -------
Dividends payable.................................................................   $ 3,502    $ 7,440
Personnel and related costs.......................................................     2,296      2,835
Professional fees.................................................................     1,079      1,175
Environmental expenses............................................................     1,500      1,490
Other.............................................................................     2,722      3,006
                                                                                     -------    -------
                                                                                     $11,099    $15,946
                                                                                     -------    -------
                                                                                     -------    -------

14. SEGMENT INFORMATION

     The Company is organized around several different factors the most significant of which are products and services and geographic location. The Company's primary products and services are bunker and bulk product sales and terminaling services (consisting of storage, throughput, dock charges, emergency response fees and other terminal charges).

     The primary measures of profit and loss utilized by the Company's management to make decisions about resources to be allocated to each division are earnings before interest, taxes, depreciation, amortization and certain unallocated profits and losses ("Internal EBITDA") and earnings before interest taxes and certain unallocated profits and losses ("Internal EBIT").

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

14. SEGMENT INFORMATION--(CONTINUED)
     The following information is provided for the Company's bunker and bulk products sales and terminaling services segments:

                                                              PREDECESSOR
                                                              PREDECESSOR
                                                                COMPANY
                                                                COMPANY                      THE COMPANY
                                                            ----------------   ----------------------------------------------
                                                              FOR THE            FOR THE
                                                            PERIOD FROM        PERIOD FROM
                                                            JANUARY 1, 1996     INCEPTION            FOR THE YEARS ENDED
                                                              THROUGH            THROUGH                 DECEMBER 31,
                                                            NOVEMBER 27,       DECEMBER 31,      ----------------------------
                                                                1996              1996              1997            1998
                                                            ----------------   ---------------   ------------    ------------
REVENUES:
  Terminaling services....................................      $ 44,119           $ 5,693         $ 53,165        $ 66,625
  Bunker and bulk product sales...........................        96,879             9,263           89,334          70,137
                                                                --------           -------         --------        --------
     Total................................................      $140,998           $14,956         $142,499        $136,762
                                                                --------           -------         --------        --------
                                                                --------           -------         --------        --------
INTERNAL EBITDA:
  Terminaling services....................................      $ 15,037           $ 2,351         $ 20,417        $ 30,845
  Bunker and bulk product sales...........................         3,277                14            2,699           2,965
                                                                --------           -------         --------        --------
     Total................................................      $ 18,314           $ 2,365         $ 23,116        $ 33,810
                                                                --------           -------         --------        --------
                                                                --------           -------         --------        --------
DEPRECIATION AND AMORTIZATION EXPENSE:
  Terminaling services....................................      $  8,832           $   868         $ 10,093        $ 10,923
  Bunker and bulk product sales...........................           541                66              818             498
                                                                --------           -------         --------        --------
     Total................................................      $  9,373           $   934         $ 10,911        $ 11,421
                                                                --------           -------         --------        --------
                                                                --------           -------         --------        --------
INTERNAL EBIT:
  Terminaling services....................................      $  6,205           $ 1,483         $ 10,324        $ 19,922
  Bunker and bulk product sales...........................         2,736               (52)           1,881           2,467
                                                                --------           -------         --------        --------
     Total................................................      $  8,941           $ 1,431         $ 12,205        $ 22,389
                                                                --------           -------         --------        --------
                                                                --------           -------         --------        --------
CAPITAL EXPENDITURES:
  Terminaling services....................................      $ 12,868           $ 1,147         $  4,735        $  8,274
  Bunker and bulk product sales...........................         1,234                --               58           1,212
  Other unallocated.......................................           388                56              551           1,228
                                                                --------           -------         --------        --------
     Total................................................      $ 14,490           $ 1,203         $  5,344        $ 10,714
                                                                --------           -------         --------        --------
                                                                --------           -------         --------        --------

                                                                                      DECEMBER 31,
                                                                                   --------------------
                                                                                     1997        1998
                                                                                   --------    --------
ASSETS:
  Terminaling services..........................................................   $220,591    $208,642
  Bunker and bulk product sales.................................................      8,964      12,058
  Unallocated assets............................................................     16,924      24,910
                                                                                   --------    --------
                                                                                   $246,479    $245,610
                                                                                   --------    --------
                                                                                   --------    --------

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

14. SEGMENT INFORMATION--(CONTINUED)
     A reconciliation of Internal EBIT to the Company's income (loss) before provision for income taxes and preferred stock dividends is as follows:

                                                    PREDECESSOR                        THE COMPANY
                                                      COMPANY        -----------------------------------------------
                                                  ----------------   PERIOD FROM
                                                  JANUARY 1, 1996     INCEPTION             FOR THE YEARS ENDED
                                                    THROUGH            THROUGH                  DECEMBER 31,
                                                  NOVEMBER 27,       DECEMBER 31,       ----------------------------
                                                      1996               1996              1997            1998
                                                  ----------------   ----------------   ------------    ------------
Internal EBIT...................................      $  8,941           $  1,431         $ 12,205        $ 22,389
Unallocated operating and administrative
  expenses......................................          (472)               (30)          (1,182)         (2,726)
Interest expense excluding debt cost
  amortization expense..........................        (9,787)            (1,525)         (15,963)        (15,940)
Interest income.................................            57                 40              555             684
Loss on sale of Statia Terminals Southwest,
  Inc...........................................            --                 --               --          (1,652)
                                                      --------           --------         --------        --------
Income (loss) before provision for income taxes
  and preferred stock dividends.................      $ (1,261)          $    (84)        $ (4,385)       $  2,755
                                                      --------           --------         --------        --------
                                                      --------           --------         --------        --------

     The following information is provided with respect to the geographic operations of the Company:

                                                   PREDECESSOR                        THE COMPANY
                                                     COMPANY        -----------------------------------------------
                                                 ----------------   PERIOD FROM
                                                 JANUARY 1, 1996     INCEPTION             FOR THE YEARS ENDED
                                                   THROUGH            THROUGH                  DECEMBER 31,
                                                 NOVEMBER 27,       DECEMBER 31,       ----------------------------
                                                     1996               1996              1997            1998
                                                 ----------------   ----------------   ------------    ------------
REVENUES:
  Caribbean....................................      $126,557           $ 13,194         $122,042        $114,091
  Canada.......................................        11,724              1,631           18,586          21,058
  United States................................         2,717                131            1,871           1,613
                                                     --------           --------         --------        --------
     Total revenues............................      $140,998           $ 14,956         $142,499        $136,762
                                                     --------           --------         --------        --------
                                                     --------           --------         --------        --------

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1997        1998
                                                                                   --------    --------
LONG-TERM ASSETS:
  Caribbean.....................................................................   $185,702    $183,872
  Canada........................................................................     29,826      29,170
  United States.................................................................      8,662       1,672
  Panama........................................................................      1,000       1,000
                                                                                   --------    --------
                                                                                   $225,190    $215,714
                                                                                   --------    --------
                                                                                   --------    --------

  Significant Customers

     The Company presently has long term storage and throughput contracts with Bolanter Corporation N.V. (an affiliate of Saudi Aramco) and a subsidiary of Tosco Corporation which expire in 2000 and 1999, respectively. The Company also derives revenues from parties unaffiliated with either Saudi Aramco or Tosco, because of the movement of Saudi Aramco and Tosco products through the Company's terminals. Additionally, the Company sells bunker fuels to another affiliate of Saudi Aramco at its St. Eustatius facility.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

14. SEGMENT INFORMATION--(CONTINUED)
     The following table sets forth such revenues as a percentage of our total revenue.

                                                                 PREDECESSOR
                                                                   COMPANY                           THE COMPANY
                                                               ---------------    -------------------------------------------------
                                                               JANUARY 1, 1996                          YEARS ENDED DECEMBER 31,
                                                                THROUGH           PERIOD FROM
                                                               NOVEMBER 27,       INCEPTION THROUGH    ----------------------------
                                                                  1996            DECEMBER 31, 1996      1997            1998
                                                               ---------------    -----------------    ------------    ------------
Saudi Aramco-related revenues
------------------------------------------------------------
Storage and throughput contract.............................          6.2%                5.9%              7.0%            7.4%
Unaffiliated third parties..................................         11.7%                7.7%              6.4%            7.7%
Bunker sales................................................          1.7%                2.2%              2.1%            1.5%
                                                                    -----               -----              ----            ----
  Total.....................................................         19.6%               15.8%             15.5%           16.6%
                                                                    -----               -----              ----            ----
                                                                    -----               -----              ----            ----

Tosco-related revenues
------------------------------------------------------------
Storage and throughput contract.............................          4.1%                3.2%              6.9%            7.1%
Unaffiliated third parties..................................          1.3%                4.7%              3.9%            1.9%
Bunker sales................................................          0.6%                0.8%              0.1%            0.0%
                                                                    -----               -----              ----            ----
  Total.....................................................          6.0%                8.7%             10.9%            9.0%
                                                                    -----               -----              ----            ----
                                                                    -----               -----              ----            ----

     Although the Company has long-standing relationships and long-term contracts with these customers, if such long-term contracts were not renewed or replaced at the end of their terms, or if the Company otherwise lost any significant portion of its revenues from these two customers, such non-renewal/replacement or loss could have a material adverse effect on the Company's business, financial condition and ability to pay dividends. The Company also has long-term contracts with other key customers, and there can be no assurance that these contracts will be renewed at the end of their terms or that the Company will be able to enter into other long-term contracts on terms favorable to it, or at all.

     No other customer accounted for more than 10% of the Predecessor Company's or the Company's total revenues in 1996, 1997 or 1998.

15. LOSS ON SALE OF STATIA TERMINALS SOUTHWEST, INC.

     On July 29, 1998, the Company sold Statia Terminals Southwest, Inc. ("Southwest") for $6,500 in cash resulting in net proceeds of approximately $6,150. The Company retained certain of the pre-closing assets and liabilities of Southwest consisting primarily of accounts receivable and accrued expenses and agreed to indemnify the purchaser for certain contingent legal and environmental matters up to a maximum of $500 through July 29, 1999. No provision has been made in the Company's financial statements for these contingent matters as management believes it is not probable the Company will ever be required to provide such indemnification. The net book value of the assets and liabilities sold on July 29, 1998, was $7,802. The loss on the sale of Southwest of $1,652 is included in gain (loss) on sale of property and equipment since substantially all of the value of Southwest was originally recorded in this account when the Company was acquired.

                  STATIA TERMINALS GROUP N.V. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)


16. VALUATION AND QUALIFYING ACCOUNTS



     The table below summarizes the activity in the accounts receivable valuation account for the periods indicated.



                                                                     BALANCE,     CHARGES      DEDUCTIONS,     BALANCE,
                                                                     BEGINNING      TO          WRITE-OFFS,     END OF
                                                                     OF PERIOD    EXPENSE          NET          PERIOD
                                                                     ---------    --------    -------------    --------
Trade Accounts Receivable
  For the period ended November 27, 1996..........................     $ 645        $406          $(273)         $778
  For the period ended December 31, 1996..........................       778          --             (9)          769
  For the year ended December 31, 1997............................       769          11             50           830
  For the year ended December 31, 1998............................       830          72           (117)          785

                                    [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the cost and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of common shares being registered. All amounts are estimates except the SEC registration fee, the National Association of Securities Dealers filing fees and the New York Stock Exchange listing fee.

                                                                              AMOUNT TO BE PAID
                                                                              -----------------
SEC registration fee.......................................................        $42,256
NASD filing fee............................................................
NYSE listing fee...........................................................
Printing and engraving.....................................................
Legal fees and expenses....................................................
Accounting fees and expenses...............................................
Blue sky fees and expenses (including legal fees)..........................
Transfer agent fees........................................................
Miscellaneous..............................................................
  Total....................................................................        $
                                                                                   -------
                                                                                   -------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Netherlands Antilles

     The Articles of Incorporation of the Issuer contain specific provisions under which members of the board of directors, officers, and attorneys-in-fact are indemnified against any liability which such person may incur in the aforementioned capacity as such.

ITEM 15. RECENT SALES OF UNREGISTERED SHARES.

     In November 1996, the Registrant issued (i) $40 million of preferred stock to Praxair, (ii) $55 million of preferred stock and common stock to Castle Harlan and its affiliates, (iii) $4.5 million of preferred stock and common stock to our senior management and (iv) $1.5 million of preferred stock and common stock to a consultant of the registrant. Each of these securities were issued pursuant to the exception provided by Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits


 EXHIBIT
  NUMBER                                   DESCRIPTION
----------                                 -----------
1+            --   Form of Underwriting Agreement
3.1*          --   Articles of Incorporation Statia Terminals Group N.V.
3.2+          --   Proposed Articles of Incorporation of Statia Terminals Group N.V.
4.1**         --   Indenture, dated as of November 27, 1996, among and Statia Terminals International N.V., Statia
                   Terminals Canada, Incorporated, as Issuers, and Statia Terminals Corporation N.V., Statia
                   Terminals Delaware, Inc., Statia Terminals, Inc., Statia Terminals, N.V., Statia Delaware Holdco
                   II, Inc., Saba Trustcompany N.V., Bicen Development Corporation N.V., Statia Terminals Southwest,
                   Inc., W.P. Company, Inc., Seven Seas Steamship Company, Inc., Seven Seas Steamship Company (Sint
                   Eustatius) N.V., Point Tupper Marine Services Limited, Statia Laboratory Services N.V., Statia
                   Tugs N.V. (collectively, the "Subsidiary Guarantors") and Marine Midland Bank.
4.1a****      --   First Amendment, dated as of August 14, 1997, to the Indenture, dated as of November 27, 1996, among Statia Terminals International N.V., a Netherlands Antilles corporation, Statia Terminals
                   Canada, Incorporated, a corporation organized under the laws of Nova Scotia, Canada, the
                   Subsidiary Guarantors named therein and Marine Midland Bank.

 EXHIBIT
  NUMBER                                   DESCRIPTION
----------                                 -----------
4.1b*****     --   Second Amendment, dated as of February 25, 1998, to the Indenture, dated as of November 27, 1996, among Statia Terminals International N.V., a Netherlands Antilles corporation, Statia Terminals
                   Canada, Incorporated, a corporation organized under the laws of Nova Scotia, Canada, the
                   Subsidiary Guarantors named therein and Marine Midland Bank.
4.1c          --   Third Amendment, dated as of July 29, 1998, to the Indenture, dated as of November 27, 1996, among Statia Terminals International N.V., a Netherlands Antilles corporation, Statia Terminals
                   Canada, Incorporated, a corporation ogranized under the laws of Nova Scotia, Canada, the
                   Subsidiary Guarantors named therein and Marine Midland Bank.
4.2**         --   Form of Guarantee of shares issued pursuant to the Indenture (included in Exhibit 4.1 hereto).
4.3**         --   Share Pledge Agreement, dated as of November 27, 1996, by and between Statia Terminals
                   International N.V. and Marine Midland Bank.
4.4*          --   Amendment, dated as of December 18, 1998, by and among Statia Terminals Delaware N.V., Marine
                   Midland Bank and Statia Terminals Delaware Inc. to Share Pledge Agreement, dated as of
                   November 27, 1996 by and between Statia Terminals International N.V. and Marine Midland Bank.
4.5**         --   Share Pledge Agreement, dated as of November 27, 1996, by and between Statia Terminals, N.V. and
                   Marine Midland Bank.
4.6**         --   Share Pledge Agreement, dated as of November 27, 1996, by and between Statia Terminals
                   Corporation N.V. and Marine Midland Bank.
4.7**         --   Share Pledge Agreement, dated as of November 27, 1996, by and between Seven Seas Steamship
                   Company, Inc. and Marine Midland Bank.
4.8**         --   Fiduciary Transfer of Tangible Assets Agreement, dated as of November 27, 1996, by and between
                   Statia Terminals, N.V., Saba Trustcompany N.V., Bicen Development Corporation N.V., Statia
                   Laboratory Services N.V., Statia Tugs N.V., Seven Seas Steamship Company (Sint Eustatius) N.V.
                   and Marine Midland Bank.
4.9**         --   Fiduciary Assignment of Intangible Assets Agreement, dated as of November 27, 1996, by and between Statia Terminals International N.V., Statia Terminals Corporation N.V., Statia Terminals,
                   N.V., Saba Trustcompany N.V., Bicen Development Corporation N.V., Statia Laboratory Services
                   N.V., Seven Seas Steamship Company (Sint Eustatius) N.V., Statia Tugs N.V. and Marine Midland
                   Bank.
4.10**        --   Deed of Mortgage, dated as of November 27, 1996, by and among Statia Terminals, N.V., Statia
                   Laboratory Services N.V., Saba Trustcompany N.V. and Bicen Development Corporation N.V. as
                   mortgagors and Marine Midland Bank as mortgagee.
4.11**        --   Fixed and Floating Charge Debenture, made as of November 27, 1996, between Statia Terminals
                   Canada, Incorporated and Marine Midland Bank.
4.12**        --   Debenture Delivery Agreement, dated as of November 27, 1996, between Statia Terminals Canada,
                   Incorporated and Marine Midland Bank.
4.13**        --   Shares Pledge Agreement, made as of November 27, 1996, between Statia Terminals Canada,
                   Incorporated and Marine Midland Bank.
4.14**        --   Shares Pledge Agreement, dated as of November 27, 1996, between Statia Terminals Corporation N.V.
                   and Marine Midland Bank.
4.15**        --   Debt Allocation Agreement, dated as of November 27, 1996, between Statia Terminals International
                   N.V. and Statia Terminals Canada, Incorporated.
4.16**        --   United States Shares Pledge and Share Agreement, dated as of November 27, 1996, by and among
                   Statia Terminals International N.V., Statia Delaware Holdco II, Statia Terminals Delaware, Inc.,
                   Statia Terminals, Inc., W.P. Company, Inc. and Marine Midland Bank.
4.17+         --   Registration Rights Agreement between Statia Terminals Group N.V. and [Newco], dated
                                 , 1999.
5.1+          --   Opinion of White & Case LLP regarding the legality of the common shares.

 EXHIBIT
  NUMBER                                   DESCRIPTION
----------                                 -----------
5.2+          --   Opinion of Smeets Thesseling van Bokhorst Spigt, special Netherlands Antilles counsel to the
                   Issuer, regarding the legality of the common shares.
8.1           --   Opinion of White & Case LLP regarding certain tax matters (contained in the opinion filed as
                   Exhibit 5.1 hereto).
8.2+          --   Opinion of PricewaterhouseCoopers, special Netherlands Antilles tax adviser to the Issuers, regarding certain tax matters.
10.1**        --   Storage and Throughput Agreement, dated as of May 6, 1993 ("Storage and Throughput Agreement").
10.2**        --   Marine Fuel Agreement, dated as of May 6, 1993 ("Marine Fuel Agreement").
10.3**        --   Amendment, dated as of January 1, 1996 to (i) the Storage and Throughput Agreement and (ii) the
                   Marine Fuel Agreement.
10.3a*****    --   Amendment, dated as of December 27, 1996 to (i) the Storage and Throughput Agreement and
                   (ii) the Marine Fuel Agreement for the year ended December 31, 1997.
10.3b*****    --   Amendment, dated as of December 28, 1997 to (i) the Storage and Throughput Agreement and
                   (ii) the Marine Fuel Agreement for the year ended December 31, 1998.
10.3c         --   Amendment, dated February 26, 1999 to (i) the Storage and Throughput Agreement and (ii) the
                   Marine Fund Agreement for the years ended December 31, 2000.
10.4**        --   Storage and Throughput Agreement, dated as of August 20, 1993.
10.5**        --   Storage and Throughput Agreement, dated as of August 1, 1994.
10.6**        --   Employment Agreement, dated as of November 27, 1996, between Statia Terminals Group N.V., Statia
                   Terminals, Inc. and James G. Cameron.
10.7***       --   Employment Agreement, dated as of November 27, 1996, between Statia Terminals Group N.V., Statia
                   Terminals, Inc. and Thomas M. Thompson, Jr.
10.8***       --   Employment Agreement, dated as of November 27, 1996, between Statia Terminals Group N.V., Statia
                   Terminals, Inc. and Robert R. Russo.
10.9***       --   Employment Agreement, dated as of November 27, 1996, between Statia Terminals Group N.V., Statia
                   Terminals, Inc. and John D. Franklin.
10.10**       --   Employment Agreement, dated as of November 27, 1996, between Statia Terminals Group N.V., Statia
                   Terminals, Inc. and James F. Brenner.
10.11**       --   Employment Agreement, dated as of November 27, 1996, between Statia Terminals Group N.V., Statia
                   Terminals, Inc. and Jack R. Pine.
10.12**       --   Loan and Share Agreement, dated as of November 27, 1996 between Congress Financial Corporation
                   (Florida) and Statia Terminals, N.V.
10.13**       --   Loan Agreement, dated as of November 27, 1996, by and among Congress Financial Corporation
                   (Canada), Statia Terminals Canada, Incorporated and Point Tupper Marine Services Limited.
10.14*****    --   1997 Stock Option Plan with Award Agreements.
21.1*         --   Subsidiaries of the Registrant.
23.1          --   Consent of Arthur Andersen LLP.
23.2          --   Consent of White & Case LLP (contained in the opinion filed as Exhibit 5.1 hereto).
23.3          --   Consent of Smeets Thesseling van Bokhorst Spigt (contained in the opinion filed as Exhibit 5.2 hereto).
23.4          --   Consent of PricewaterhouseCoopers (contained in Exhibit 8.2 hereto).
23.5*         --   Consent of The Independent Liquid Terminals Association.
23.6*         --   Consent of The New York Mercantile Exchange.
23.7*         --   Consent of Oil Price Information Service.
27.1*****     --   Financial Data Schedules (for electronic filing only).


                                                        (Footnotes on next page)

(Footnotes from previous page)
------------------------

+      To be supplied by amendment.


*      Previously filed.



** Incorporated by reference to the Registration Statement of Statia Terminals International N.V. and Statia Terminals Canada, Incorporated on Form S-4, dated December 20, 1996, and amendments thereto filed with the U.S. Securities and Exchange Commission (Registration Statement
      No. 333-18455), which became effective on February 14, 1997.





*** Incorporated by reference to the December 31, 1996 Form 10-K, Dated May 13, 1997.





**** Incorporated by reference to the September 30, 1997 Form 10-Q, dated November 14, 1997.





***** Incorporated by reference to the December 31, 1997 Form 10-K, dated
      March 31, 1998.


ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares being registered hereunder, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the shares offered therein, and the offering of such shares at that time shall be deemed to be the initial bona fide offering thereof.

          (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such shares at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Deerfield Beach, State of Florida, on March 22, 1999.



                                          STATIA TERMINALS GROUP N.V.
                                          By: /s/ JAMES G. CAMERON
                                             --------------------------------
                                             Name: James G. Cameron
                                             Title: Director


                                          By: /s/ JACK R. PINE
                                             --------------------------------
                                             Name: Jack R. Pine
                                             Title: Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the
capacities indicated on March   , 1999.



                SIGNATURE                                      TITLE
                ---------                                      -----

           /s/ JAMES G. CAMERON                              Director
----------------------------------------------
             James G. Cameron

                    *                                        Director
----------------------------------------------
              John K. Castle

                    *                                        Director
      Admiral James L. Holloway, III

                    *                                        Director
----------------------------------------------
             Francis Jungers

                    *                                        Director
----------------------------------------------
            David B. Pittaway

                    *                                        Director
----------------------------------------------
         Jonathan R. Spicehandler

                    *                                        Director
----------------------------------------------
               Ernest Voges

                    *                                        Director
----------------------------------------------
             Justin B. Wender

                    *                                        Vice President and Treasurer (Principal
----------------------------------------------               Executive Officer, Principal Financial
             James F. Brenner                                Officer and Principal Accounting Officer)


     * By:          /s/ JACK R. PINE
----------------------------------------------
                 Jack R. Pine
               Attorney-in-Fact

                                 EXHIBIT INDEX


 EXHIBIT
  NUMBER                                   DESCRIPTION
----------                                 -----------
1+            --   Form of Underwriting Agreement
3.1*          --   Articles of Incorporation Statia Terminals Group N.V.
3.2+          --   Proposed Articles of Incorporation of Statia Terminals Group N.V.
4.1**         --   Indenture, dated as of November 27, 1996, among and Statia Terminals International N.V., Statia
                   Terminals Canada, Incorporated, as Issuers, and Statia Terminals Corporation N.V., Statia
                   Terminals Delaware, Inc., Statia Terminals, Inc., Statia Terminals, N.V., Statia Delaware Holdco
                   II, Inc., Saba Trustcompany N.V., Bicen Development Corporation N.V., Statia Terminals Southwest,
                   Inc., W.P. Company, Inc., Seven Seas Steamship Company, Inc., Seven Seas Steamship Company (Sint
                   Eustatius) N.V., Point Tupper Marine Services Limited, Statia Laboratory Services N.V., Statia
                   Tugs N.V. (collectively, the "Subsidiary Guarantors") and Marine Midland Bank.
4.1a****      --   First Amendment, dated as of August 14, 1997, to the Indenture, dated as of November 27, 1996, among Statia Terminals International N.V., a Netherlands Antilles corporation, Statia Terminals
                   Canada, Incorporated, a corporation organized under the laws of Nova Scotia, Canada, the
                   Subsidiary Guarantors named therein and Marine Midland Bank.
4.1b*****     --   Second Amendment, dated as of February 25, 1998, to the Indenture, dated as of November 27, 1996, among Statia Terminals International N.V., a Netherlands Antilles corporation, Statia Terminals
                   Canada, Incorporated, a corporation organized under the laws of Nova Scotia, Canada, the
                   Subsidiary Guarantors named therein and Marine Midland Bank.
4.1c          --   Third Amendment, dated as of July 29, 1998, to the Indenture, dated as of November 27, 1996, among Statia Terminals International N.V., a Netherlands Antilles corporation, Statia Terminals
                   Canada, Incorporated, a corporation ogranized under the laws of Nova Scotia, Canada, the
                   Subsidiary Guarantors named therein and Marine Midland Bank.
4.2**         --   Form of Guarantee of shares issued pursuant to the Indenture (included in Exhibit 4.1 hereto).
4.3**         --   Share Pledge Agreement, dated as of November 27, 1996, by and between Statia Terminals
                   International N.V. and Marine Midland Bank.
4.4*          --   Amendment, dated as of December 18, 1998, by and among Statia Terminals Delaware N.V., Marine
                   Midland Bank and Statia Terminals Delaware Inc. to Share Pledge Agreement, dated as of November
                   27, 1996, by and between Statia Terminals International N.V. and Marine Midland Bank.
4.5**         --   Share Pledge Agreement, dated as of November 27, 1996, by and between Statia Terminals, N.V. and
                   Marine Midland Bank.
4.6**         --   Share Pledge Agreement, dated as of November 27, 1996, by and between Statia Terminals
                   Corporation N.V. and Marine Midland Bank.
4.7**         --   Share Pledge Agreement, dated as of November 27, 1996, by and between Seven Seas Steamship
                   Company, Inc. and Marine Midland Bank.
4.8**         --   Fiduciary Transfer of Tangible Assets Agreement, dated as of November 27, 1996, by and between
                   Statia Terminals, N.V., Saba Trustcompany N.V., Bicen Development Corporation N.V., Statia
                   Laboratory Services N.V., Statia Tugs N.V., Seven Seas Steamship Company (Sint Eustatius) N.V.
                   and Marine Midland Bank.
4.9**         --   Fiduciary Assignment of Intangible Assets Agreement, dated as of November 27, 1996, by and between Statia Terminals International N.V., Statia Terminals Corporation N.V., Statia Terminals,
                   N.V., Saba Trustcompany N.V., Bicen Development Corporation N.V., Statia Laboratory Services
                   N.V., Seven Seas Steamship Company (Sint Eustatius) N.V., Statia Tugs N.V. and Marine Midland
                   Bank.
4.10**        --   Deed of Mortgage, dated as of November 27, 1996, by and among Statia Terminals, N.V., Statia
                   Laboratory Services N.V., Saba Trustcompany N.V. and Bicen Development Corporation N.V. as
                   mortgagors and Marine Midland Bank as mortgagee.

 EXHIBIT
  NUMBER                                   DESCRIPTION
----------                                 -----------
4.11**        --   Fixed and Floating Charge Debenture, made as of November 27, 1996, between Statia Terminals
                   Canada, Incorporated and Marine Midland Bank.
4.12**        --   Debenture Delivery Agreement, dated as of November 27, 1996, between Statia Terminals Canada,
                   Incorporated and Marine Midland Bank.
4.13**        --   Shares Pledge Agreement, made as of November 27, 1996, between Statia Terminals Canada,
                   Incorporated and Marine Midland Bank.
4.14**        --   Shares Pledge Agreement, dated as of November 27, 1996, between Statia Terminals Corporation N.V.
                   and Marine Midland Bank.
4.15**        --   Debt Allocation Agreement, dated as of November 27, 1996, between Statia Terminals International
                   N.V. and Statia Terminals Canada, Incorporated.
4.16**        --   United States Shares Pledge and Share Agreement, dated as of November 27, 1996, by and among
                   Statia Terminals International N.V., Statia Delaware Holdco II, Statia Terminals Delaware, Inc.,
                   Statia Terminals, Inc., W.P. Company, Inc. and Marine Midland Bank.
4.17+         --   Registration Rights Agreement between Statia Terminals Group N.V. and [Newco], dated
                               , 1999.
5.1+          --   Opinion of White & Case LLP regarding the legality of the common shares.
5.2+          --   Opinion of Smeets Thesseling van Bokhorst Spigt, special Netherlands Antilles counsel to the
                   Issuer, regarding the legality of the common shares.
8.1           --   Opinion of White & Case LLP regarding certain tax matters (contained in the opinion filed as
                   Exhibit 5.1 hereto).
8.2+          --   Opinion of Coopers & Lybrand LLP, special Netherlands Antilles tax adviser to the Issuers, regarding certain tax matters.
10.1**        --   Storage and Throughput Agreement, dated as of May 6, 1993 ("Storage and Throughput Agreement").
10.2**        --   Marine Fuel Agreement, dated as of May 6, 1993 ("Marine Fuel Agreement").
10.3**        --   Amendment, dated as of January 1, 1996 to (i) the Storage and Throughput Agreement and (ii) the
                   Marine Fuel Agreement.
10.3a*****    --   Amendment, dated as of December 27, 1996 to (i) the Storage and Throughput Agreement and
                   (ii) the Marine Fuel Agreement for the year ended December 31, 1997.
10.3b*****    --   Amendment, dated as of December 28, 1997 to (i) the Storage and Throughput Agreement and
                   (ii) the Marine Fuel Agreement for the year ended December 31, 1998.
10.3c         --   Amendment, dated February 26, 1999 to (i) the Storage and Throughput Agreement and (ii) the
                   Marine Fuel Agreement for the year ended December 31, 2000.
10.4**        --   Storage and Throughput Agreement, dated as of August 20, 1993.
10.5**        --   Storage and Throughput Agreement, dated as of August 1, 1994.
10.6**        --   Employment Agreement, dated as of November 27, 1996, between Statia Terminals Group N.V., Statia
                   Terminals, Inc. and James G. Cameron.
10.7***       --   Employment Agreement, dated as of November 27, 1996, between Statia Terminals Group N.V., Statia
                   Terminals, Inc. and Thomas M. Thompson, Jr.
10.8***       --   Employment Agreement, dated as of November 27, 1996, between Statia Terminals Group N.V., Statia
                   Terminals, Inc. and Robert R. Russo.
10.9***       --   Employment Agreement, dated as of November 27, 1996, between Statia Terminals Group N.V., Statia
                   Terminals, Inc. and John D. Franklin.
10.10**       --   Employment Agreement, dated as of November 27, 1996, between Statia Terminals Group N.V., Statia
                   Terminals, Inc. and James F. Brenner.
10.11**       --   Employment Agreement, dated as of November 27, 1996, between Statia Terminals Group N.V., Statia
                   Terminals, Inc. and Jack R. Pine.
10.12**       --   Loan and Share Agreement, dated as of November 27, 1996 between Congress Financial Corporation
                   (Florida) and Statia Terminals, N.V.

 EXHIBIT
  NUMBER                                   DESCRIPTION
----------                                 -----------
10.13**       --   Loan Agreement, dated as of November 27, 1996, by and among Congress Financial Corporation
                   (Canada), Statia Terminals Canada, Incorporated and Point Tupper Marine Services Limited.
10.14*****    --   1997 Stock Option Plan with Award Agreements.
21.1*         --   Subsidiaries of the Registrant.
23.1          --   Consent of Arthur Andersen LLP.
23.2          --   Consent of White & Case LLP (contained in the opinion filed as Exhibit 5.1 hereto).
23.3          --   Consent of Smeets Thesseling van Bokhorst Spigt (contained in the opinion filed as Exhibit 5.2 hereto).
23.4          --   Consent of Coopers & Lybrand LLP (contained in Exhibit 8.2 hereto).
23.5*         --   Consent of The Independent Liquid Terminals Association.
23.6*         --   Consent of The New York Mercantile Exchange.
23.7*         --   Consent of Oil Price Information Service.
27.1****      --   Financial Data Schedules (for electronic filing only).


------------------------

+      To be supplied by amendment.


*      Previously filed.



** Incorporated by reference to the Registration Statement of Statia Terminals International N.V. and Statia Terminals Canada, Incorporated on Form S-4, dated December 20, 1996, and amendments thereto filed with the U.S. Securities and Exchange Commission (Registration Statement
      No. 333-18455), which became effective on February 14, 1997.



*** Incorporated by reference to the December 31, 1996 Form 10-K, Dated May 13, 1997.



**** Incorporated by reference to the September 30, 1997 Form 10-Q, dated November 14, 1997.



***** Incorporated by reference to the December 31, 1997 Form 10-K, dated
      March 31, 1998.